082-00137

POWER
CORPORATION
OF CANADA

751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3 TELEPHONE (514) 286-7400 TELECOPIER (514) 286-7424

NEWS RELEASE

FOR IMMEDIATE RELEASE

...ers are referred to the Forward-looking Statements and Non-GAAP Financial Measures at the end of this release.

FIRST QUARTER OPERATING EARNINGS INCREASE 44%
DIVIDEND INCREASE 22.2%

Montréal, Québec, May 10, 2007 – Power Corporation of Canada's operating earnings for the three-month period ended March 31, 2007 were $363 million or $0.78 per share, compared with $254 million or $0.54 per share in the corresponding period of 2006. This represents a 44% increase on a per share basis.

Growth in operating earnings in 2007 reflects a strong growth in the contribution from Power Financial, as well as a high level of income from investments, mainly generated by the Corporation's investment in the Sagard 1 Fund in Europe and the Corporation's QFII operations in China.

Other income was nil in the first quarter of 2007 as in the first quarter of 2006.

As a result, net earnings for the period were $363 million or $0.78 per share, compared with $254 million or $0.54 per share in the first quarter of 2006.

Dw 5/17

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RESULTS OF POWER FINANCIAL CORPORATION

Power Financial Corporation's operating earnings for the three-month period ended March 31, 2007 were $482 million or $0.66 per share, compared with $408 million or $0.56 per share in the corresponding period in 2006. This represents an 18.4% increase on a per share basis.

Growth in operating earnings reflects primarily growth in the contribution from the Power Financial's subsidiaries and affiliate.

Other income was nil in the first quarters of 2007 and 2006, and therefore net earnings, including other income, for the three-month period ended March 31, 2007 were $482 million or $0.66 per share, compared with $408 million or $0.56 per share in the first quarter of 2006.

DIVIDENDS ON PREFERRED SHARES

The Board of Directors today declared quarterly dividends on the Corporation's preferred shares, as follows:

Type of shares	***Record Date***	***Payment Date***	***Amount***
1986 Series	June 22, 2007	July 15, 2007	To be determined In accordance with the articles of the Corporation
Series A	June 22, 2007	July 15, 2007	35¢
Series B	June 22, 2007	July 15, 2007	33.4375¢
Series C	June 22, 2007	July 15, 2007	36.25¢
Series D	June 22, 2007	July 15, 2007	31.25¢

DIVIDENDS ON PARTICIPATING SHARES

The Board of Directors also declared a dividend of 24.125 cents on the Participating Preferred and Subordinate Voting Shares of the Corporation, payable June 29, 2007 to shareholders of record June 8, 2007. This represents an increase of 4.375 cents or 22.2% over the previous quarterly dividend of 19.75 cents.

Forward-looking Statements

Certain statements in this press release, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect the Corporation's or its subsidiaries' or affiliates' current expectations. These statements may include, without limitation, statements regarding the operations, business, financial condition, priorities, ongoing objectives, strategies and outlook of Power Corporation, its subsidiaries or affiliates for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments as well as other factors that are believed to be appropriate in the circumstances.

By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond the Corporation's, its subsidiaries' and affiliates' control, affect the operations, performance and results of the Corporation's, its subsidiaries and affiliates, and their business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Corporation's, its subsidiaries' or affiliates' ability to complete strategic transactions and integrate acquisitions, and the Corporation's or its subsidiaries' or its affiliates' success in anticipating and managing the foregoing risks.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of the Corporation's, its subsidiaries' and affiliates' forward-looking statements. The reader is also cautioned to consider these and other factors carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.

Additional information about the risks and uncertainties of the Corporation's business is provided in its disclosure materials, including its most recent Management's Discussion and Analysis of Operating Results and Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

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Non-GAAP Financial Measures

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided into the following components:

- *operating earnings; and*
- *other items, which includes, but is not limited to, the impact on the Corporation's net earnings of "Other income" as presented in the Corporation's consolidated statements of earnings (net of income tax and non-controlling interests, if any).*

Management has used these performance measures for many years in its presentation and analysis of the financial performance of Power Corporation, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation. "Operating earnings" excludes the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations less meaningful, and also excludes the Corporation's share of any such item presented in a comparable manner by its subsidiaries. Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities.

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Attachments: Financial Information (unaudited)

For further information, please contact:

Mr. Edward Johnson
Senior Vice-President, General Counsel and Secretary
(514) 286-7400

Power Corporation of Canada

CONSOLIDATED BALANCE SHEETS

(in millions of dollars)	March 31, 2007 (unaudited)	December 31, 2006
Assets		
Cash and cash equivalents	**5,306**	5,785
Investments (Note 2)		
Shares	**6,785**	5,598
Bonds	**74,861**	65,246
Mortgages and other loans	**15,881**	15,823
Loans to policyholders	**6,731**	6,776
Real estate	**2,226**	2,218
	106,484	95,661
Funds held by ceding insurers	**1,866**	12,371
Investment in affiliates, at equity	**3,372**	2,182
Intangible assets	**2,734**	2,745
Goodwill	**8,477**	8,454
Future income taxes	**412**	471
Other assets	**6,485**	5,083
	135,136	132,752
Liabilities		
Policy liabilities		
Actuarial liabilities	**92,786**	89,490
Other	**4,382**	4,488
Deposits and certificates	**808**	778
Funds held under reinsurance contracts	**1,964**	1,822
Debentures and other borrowings (Note 3)	**3,404**	3,402
Preferred shares of subsidiaries	**1,694**	1,625
Capital trust securities and debentures (Note 4)	**634**	646
Future income taxes	**972**	909
Other liabilities	**6,130**	9,008
	112,774	112,168
Non-controlling interests (Note 5)	**12,675**	11,983
Shareholders' Equity		
Stated capital (Note 6)		
Non-participating shares	**795**	795
Participating shares	**472**	442
Contributed surplus	**63**	59
Retained earnings	**7,562**	7,480
Accumulated other comprehensive income (loss) (Note 7)	**795**	(175)
	9,687	8,601
	135,136	132,752

CONSOLIDATED STATEMENTS OF EARNINGS

Three months ended March 31 (unaudited) (in millions of dollars, except per share amounts)	**2007**	2006
Revenues		
Premium income	**5,613**	3,695
Net investment income	**1,145**	1,374
Fees and media income	**1,516**	1,330
	8,274	6,399
Expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**5,584**	4,001
Commissions	**596**	532
Operating expenses	**968**	904
Financing charges (Note 8)	**86**	82
	7,234	5,519
	1,040	880
Share of earnings of affiliates	**12**	7
Earnings before income taxes and non-controlling interests	**1,052**	887
Income taxes	**251**	254
Non-controlling interests (Note 5)	**438**	379
Net earnings	**363**	254
Earnings per participating share (Note 9)		
Basic	**0.78**	0.54
Diluted	**0.77**	0.54

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Three months ended March 31 (unaudited) (in millions of dollars)	**2007**	2006
Net earnings	**363**	254
Other comprehensive income (loss)		
Net unrealized gains (losses) on available-for-sale assets		
Unrealized gains (losses)	**20**	–
Income tax on unrealized gains (losses)	**(4)**	–
Reclassification of realized (gains) losses to net earnings	**(72)**	–
Income tax on reclassification of realized (gains) losses to net earnings	**15**	–
	(41)	–
Net unrealized gains (losses) on cash flow hedges		
Unrealized gains (losses)	**2**	–
Income tax on unrealized gains (losses)	**–**	–
Reclassification of realized (gains) losses to net earnings	**27**	–
Income tax on reclassification of realized (gains) losses to net earnings	**(5)**	–
	24	–
Net unrealized gains (losses) on foreign currency translation	**(55)**	68
Other comprehensive income (loss) before non-controlling interests	**(72)**	68
Non-controlling interests	**57**	(29)
Other comprehensive income (loss)	**(15)**	39
Comprehensive income	**348**	293

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Three months ended March 31 (unaudited) (in millions of dollars)	2007	2006
Stated capital – Non-participating shares		
Non-participating shares, beginning of year	795	795
Issue of non-participating shares	–	–
Non-participating shares, end of period	795	795
Stated capital – Participating shares		
Participating shares, beginning of year	442	417
Issue of participating shares under stock option plan	30	11
Participating shares, end of period	472	428
Contributed surplus		
Contributed surplus, beginning of year	59	37
Stock options	6	7
Non-controlling interests	(2)	(2)
Contributed surplus, end of period	63	42
Retained earnings		
Retained earnings, beginning of year		
As previously reported	7,480	6,478
Change in accounting policy (Note 1)	(181)	–
As restated	7,299	6,478
Net earnings	363	254
Dividends to shareholders		
Non-participating shares	(10)	(10)
Participating shares	(90)	(76)
Retained earnings, end of period	7,562	6,646
Accumulated other comprehensive income (loss) (Note 7)		
Accumulated other comprehensive income (loss), beginning of year	(175)	(468)
Change in accounting policy (Note 1)	985	–
Other comprehensive income (loss)	(15)	39
Accumulated other comprehensive income (loss), end of period	795	(429)
Total Shareholders' Equity	9,687	7,482

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three months ended March 31 (unaudited) (in millions of dollars)	2007	2006
Operating activities		
Net earnings	363	254
Non-cash charges (credits)		
Increase (decrease) in policy liabilities	(52)	129
Decrease (increase) in funds held by ceding insurers	288	52
Increase (decrease) in funds held under reinsurance contracts	26	(78)
Amortization and depreciation	32	27
Future income taxes	6	75
Non-controlling interests	438	379
Other	579	(403)
Change in non-cash working capital	(1,436)	(497)
	244	(62)
Financing activities		
Dividends paid		
By subsidiaries to non-controlling interests	(195)	(170)
Non-participating shares	(10)	(10)
Participating shares	(90)	(76)
	(295)	(256)
Issue of subordinated voting shares	30	11
Issue of common shares by subsidiaries	19	18
Repurchase of common shares by subsidiaries	(18)	(22)
Issuance of debentures and other borrowings	13	–
Repayment of debentures and other borrowings	–	(150)
Other	20	7
	(231)	(392)
Investment activities		
Bond sales and maturities	6,532	7,132
Mortgage loan repayments	469	438
Sales of shares	433	361
Real estate sales	19	119
Proceeds from securitizations	311	86
Change in loans to policyholders	(34)	(87)
Change in repurchase agreements	(427)	114
Investment in bonds	(5,943)	(7,093)
Investment in mortgage loans	(939)	(786)
Investment in shares	(775)	(400)
Investment in real estate	(113)	(72)
Other	(9)	(1)
	(476)	(189)
Effect of changes in exchange rates on cash and cash equivalents	(16)	30
Increase (decrease) in cash and cash equivalents	(479)	(613)
Cash and cash equivalents, beginning of period	5,785	5,332
Cash and cash equivalents, end of period	5,306	4,719

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) MARCH 31, 2007

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited consolidated financial statements of Power Corporation of Canada at March 31, 2007 have been prepared in accordance with generally accepted accounting principles in Canada (GAAP). These interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2006. These interim unaudited consolidated financial statements do not include all disclosures required for annual financial statements.

The interim unaudited consolidated financial statements have been prepared using the same accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2006, except as noted below.

A) CHANGES IN ACCOUNTING POLICIES – FINANCIAL INSTRUMENTS

Effective January 1, 2007, the Corporation adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 4211, *Life Insurance Enterprises*; Section 3855, *Financial Instruments – Recognition and Measurement*; Section 3865, *Hedges*; Section 1530, *Comprehensive Income*.

Under these new standards, all financial assets, including derivatives, must be classified as available for sale, held for trading, held to maturity, or loans and receivables. All financial liabilities, including derivatives, must be classified as held for trading or other. All financial instruments classified as available for sale or held for trading are recognized at fair value on the Consolidated Balance Sheet while financial instruments classified as loans and receivables or other will continue to be measured at amortized cost using the effective interest rate method. The standards allow the Corporation to designate certain financial instruments, on initial recognition, as held for trading.

Changes in the fair value of financial instruments classified as held for trading are reported in Net earnings. Unrealized gains or losses on financial instruments classified as available for sale are reported in Other comprehensive income until they are realized by the Corporation or until the assets are other than temporarily impaired, at which time they are recorded in the Consolidated Statements of Earnings.

The Consolidated Statements of Comprehensive Income have been included in the Corporation's financial statements. The Consolidated Statements of Changes in Shareholders' Equity have replaced the Consolidated Statements of Retained Earnings in the Corporation's financial statements. Unrealized gains and losses on financial assets classified as available for sale, the effective portion of changes in the fair value of cash flow hedging instruments and unrealized foreign currency translation gains and losses are recorded in the Consolidated Statements of Comprehensive Income on a net of tax basis. Other comprehensive income amounts arising from using the equity method to account for the Corporation's investment in its affiliates are recorded in the Consolidated Statements of Comprehensive Income. Accumulated other comprehensive income forms part of Shareholders' equity.

With respect to Great-West Lifeco Inc. (Lifeco), certain investments, primarily investments actively traded in a public market, and certain financial liabilities are measured at their fair value. Investments backing actuarial liabilities, investments backing participating account surplus in The Canada Life Assurance Company (Canada Life), and preferred shares classified as liabilities are designated as held for trading using the fair value option. Changes in the fair value of these investments flow through Net earnings. This impact is largely offset by corresponding changes in the actuarial liabilities which also flow through Net earnings. Investments backing Lifeco's shareholder capital and surplus, with the exception of the investments backing participating account surplus in Canada Life, are classified as available for sale. Unrealized gains and losses on these investments flow through Other comprehensive income until they are realized. Certain investment portfolios are classified as held for trading as a reflection of their underlying nature. Changes in the fair value of these investments flow through Net earnings. There has been no change to the Corporation's method of accounting for real estate or loans.

The remainder of the Corporation's investments in shares was designated as available for sale. The loans portfolio was designated as loans and receivables and is carried at amortized cost.

Derivative instruments, previously off-balance sheet, are recognized at their market value in the Consolidated Balance Sheet. Changes in the fair value of derivatives are recognized in Net earnings except for derivatives designated as effective cash flow hedges.

Derivatives embedded in financial instruments, or other contracts, which are not closely related to the host financial instrument, or contract, must be bifurcated and recognized independently. The change in accounting policy related to embedded derivatives did not have a significant impact on the financial statements of the Corporation.

Three types of hedging relationships are permitted under the new standards: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. Changes in fair value hedges are recognized in net earnings. The effective portion of cash flow hedges, and hedges of net investments in self-sustaining foreign operations, are offset through Other comprehensive income until the variability in cash flows being hedged is recognized in net earnings.

On January 1, 2007, transition adjustments were made to certain existing financial instruments to adjust their carrying value to market, to recognize derivative financial instruments on the balance sheet, to eliminate the recognition of deferred realized gains of Lifeco with corresponding adjustments to actuarial liabilities and opening retained earnings.

The following table summarizes the adjustments required to adopt the new standards:

	December 31, 2006 As reported	Change in accounting policy	January 1, 2007 Adjusted
Assets			
Cash and cash equivalents	5,785	–	5,785
Investments			
Shares	5,598	844	6,442
Bonds	65,246	1,016	66,262
Mortgages and other loans	15,823	(46)	15,777
Loans to policyholders	6,776	–	6,776
Real estate	2,218	–	2,218
	95,661	1,814	97,475
Investment in affiliates, at equity	2,182	1,157	3,339
All other assets	29,124	(150)	28,974
	132,752	2,821	135,573
Liabilities			
Policy liabilities			
Actuarial liabilities	89,490	3,896	93,386
Other	4,488	–	4,488
Debentures and other borrowings	3,402	–	3,402
Preferred shares of subsidiaries	1,625	71	1,696
Capital trust securities and debentures	646		646
Future income taxes	909	25	934
All other liabilities	11,608	(2,464)	9,144
	112,168	1,528	113,696
Non-controlling interests	11,983	489	12,472
Shareholders' Equity			
Stated capital			
Non-participating shares	795	–	795
Participating shares	442	–	442
Contributed surplus	59	–	59
Retained earnings	7,480	(181)	7,299
Accumulated other comprehensive income	–	810	810
Foreign currency translation adjustments	(175)	175	-
	8,601	804	9,405
	132,752	2,821	135,573

B) FUTURE ACCOUNTING CHANGES

Capital Disclosures
Effective January 1, 2008, the Corporation will be required to comply with CICA Handbook Section 1535, *Capital Disclosures*. The Section establishes standards for disclosing information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new requirements are for disclosure only and will not impact financial results of the Corporation.

Financial Instruments Disclosure and Presentation
Effective January 1, 2008, the Corporation will be required to comply with CICA Handbook Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*. These sections will replace existing Section 3861, *Financial Instruments – Disclosure and Presentation*. Presentation standards are carried forward unchanged. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, *Financial Instruments – Recognition and Measurement*.

C) COMPARATIVE FIGURES

Certain of the 2006 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year.

Comparative figures have not been restated to conform with the new Financial Instruments accounting policies adopted January 1, 2007. CICA guidance explicitly prevents restatements of comparative information under the new standards.

NOTE 2 INVESTMENTS

	March 31, 2007					
	Available for sale	Held for trading	Loans and receivables	Non-financial instruments	Total	December 31, 2006
Shares	2,060	4,725	–	–	6,785	5,598
Bonds	5,148	59,863	9,850	–	74,861	65,246
Mortgages and other loans	–	–	15,881	–	15,881	15,823
Loans to policyholders	–	–	6,731	–	6,731	6,776
Real estate	–	–	–	2,226	2,226	2,218
	7,208	64,588	32,462	2,226	106,484	95,661

NOTE 3 DEBENTURES AND OTHER BORROWINGS

	March 31, 2007	December 31, 2006
Power Financial Corporation		
6.90% debentures, due March 11, 2033	**250**	250
IGM Financial Inc.		
6.75% debentures 2001 Series, due May 9, 2011	**450**	450
6.58% debentures 2003 Series, due March 7, 2018	**150**	150
6.65% debentures 1997 Series, due December 13, 2027	**125**	125
7.45% debentures 2001 Series, due May 9, 2031	**150**	150
7.00% debentures 2002 Series, due December 31, 2032	**175**	175
7.11% debentures 2003 Series, due March 7, 2033	**150**	150
Great-West Lifeco Inc.		
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.80% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**203**	204
6.75% debentures due August 10, 2015, unsecured	**200**	200
6.14% debentures due March 21, 2018, unsecured	**200**	200
6.40% subordinated debentures due December 11, 2028, unsecured	**101**	101
6.74% debentures due November 24, 2031, unsecured	**200**	200
6.67% debentures due March 21, 2033, unsecured	**400**	400
6.625% deferrable debentures due November 15, 2034, unsecured (US$175 million)	**201**	205
7.153% subordinated debentures due May 16, 2046, unsecured (US$300 million)	**345**	351
Notes payable with interest of 8.0%	**8**	8
Other		
Term loan at prime plus a premium varying between 1.0% and 1.5% or Bankers' Acceptance plus a premium varying between 2.0% and 2.5% due May 13, 2013 (effective rate of 8.22% at December 31, 2006)	**50**	50
Bank loan at prime plus a premium, varying between 0.375% to 2.5% due May 13, 2010 (effective rate 6.08% at December 31, 2006)	**46**	33
	3,404	3,402

NOTE 4 CAPITAL TRUST SECURITIES AND DEBENTURES

	March 31, 2007	December 31, 2006
Capital trust debentures		
5.995% senior debentures due December 31, 2052, unsecured (GWLCT)	**350**	350
6.679% senior debentures due June 30, 2052, unsecured (CLCT)	**300**	300
7.529% senior debentures due June 30, 2052, unsecured (CLCT)	**150**	150
	800	800
Acquisition related fair market value adjustment	**30**	31
Capital trust securities held by consolidated group as temporary investments	**(196)**	(185)
	634	646

Great-West Life Capital Trust (GWLCT), a trust established by The Great-West Life Assurance Company (Great-West Life), had issued $350 million of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350 million, and Canada Life Capital Trust (CLCT), a trust established by The Canada Life Assurance Company (Canada Life), had issued $450 million of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450 million.

NOTE 5 NON-CONTROLLING INTERESTS

	March 31, 2007	December 31, 2006
Non-controlling interests include		
Participating policyholders	**2,042**	1,884
Preferred shareholders of subsidiaries	**2,653**	2,653
Common shareholders of subsidiaries	**7,980**	7,446
	12,675	11,983

Three months ended March 31	2007	2006
Earnings attributable to non-controlling interests include		
Earnings attributable to participating policyholders	**29**	30
Dividends to preferred shareholders of subsidiaries	**37**	30
Earnings attributable to common shareholders of subsidiaries	**372**	319
	438	379

NOTE 6 CAPITAL STOCK AND STOCK OPTION PLAN

STATED CAPITAL

	March 31, 2007	December 31, 2006
Non-Participating Shares		
Cumulative Redeemable First Preferred Shares, 1986 Series		
Authorized – Unlimited number of shares		
Issued – 899,878 shares	**45**	45
Series A First Preferred Shares		
Authorized and issued – 6,000,000 shares	**150**	150
Series B First Preferred Shares		
Authorized and issued – 8,000,000 shares	**200**	200
Series C First Preferred Shares		
Authorized and issued – 6,000,000 shares	**150**	150
Series D First Preferred Shares		
Authorized and issued – 10,000,000 shares	**250**	250
	795	795
Participating Shares		
Participating Preferred Shares		
Authorized – Unlimited number of shares		
Issued – 48,854,772 shares	**27**	27
Subordinate Voting Shares		
Authorized – Unlimited number of shares		
Issued – 404,851,082 (2006 – 402,606,144) shares	**445**	415
	472	442

STOCK-BASED COMPENSATION

During the first quarter of 2007, 1,209,075 options were granted under the Corporation's stock option plan (no options were granted in the first quarter of 2006). The fair value of these options was estimated using the Black–Scholes option-pricing model with the following assumptions:

	2007	2006
Dividend yield	**2.1%**	–
Expected volatility	**15.5%**	–
Risk-free interest rate	**4.0%**	–
Expected life (years)	**7**	–
Fair value per option granted ($/option)	**$7.11**	–

For the three months ended March 31, 2007, compensation expense relating to the stock options granted by the Corporation and its subsidiaries amounted to $6 million ($7 million in 2006).

Options were outstanding at March 31, 2007 to purchase, until March 25, 2017, 11,158,972 subordinate voting shares at various prices from $11.3625 to $37.07. During the three months ended March 31, 2007, 2,244,938 subordinate voting shares (1,285,015 in 2006) were issued under the Corporation's plan for an aggregate consideration of $30 million ($11 million in 2006).

NOTE 7 ACCUMULATED OTHER COMPREHENSIVE INCOME

	Unrealized gains (losses), on			
Three months ended March 31, 2007	Available-for-sale assets	Cash flow hedges	Foreign currency translation	Total
Balance, beginning of year	–	–	(175)	(175)
Change in accounting policy (Note 1)	1,708	(43)	–	1,665
Income taxes	(135)	8	–	(127)
	1,573	(35)	–	1,538
Non-controlling interests	(574)	21	–	(553)
Net change in accounting policy	999	(14)	–	985
Other comprehensive income (loss)	(52)	29	(55)	(78)
Income taxes	11	(5)	–	6
	(41)	24	(55)	(72)
Non-controlling interests	39	(15)	33	57
	(2)	9	(22)	(15)
Balance, end of period	997	(5)	(197)	795

	Unrealized gains (losses), on			
Three months ended March 31, 2006	Available-for-sale assets	Cash flow hedges	Foreign currency translation	Total
Balance, beginning of year	–	–	(468)	(468)
Other comprehensive income (loss)	–	–	68	68
Income taxes	–	–	–	–
	–	–	68	68
Non-controlling interests	–	–	(29)	(29)
	–	–	39	39
Balance, end of period	–	–	(429)	(429)

NOTE 8 FINANCING CHARGES

Financing charges include interest on debentures and other borrowings, together with distributions and interest on capital trust securities and debentures, and dividends on preferred shares classified as liabilities.

Three months ended March 31	**2007**	2006
Interest on debentures and other borrowings	**56**	53
Preferred share dividends	**16**	19
Interest on capital trust debentures	**12**	12
Distributions on capital trust securities held by consolidated group as temporary investments	**(3)**	(3)
Other	**5**	1
	86	82

NOTE 9 EARNINGS PER SHARE

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per participating share computations:

Three months ended March 31	**2007**	2006
Net earnings	363	254
Dividends on non-participating shares	(10)	(10)
Net earnings available to participating shareholders	353	244
Weighted number of participating shares outstanding (millions) – Basic	452.4	449.6
Exercise of stock options	11.2	11.9
Shares assumed to be repurchased with proceeds from exercise of stock options	(7.0)	(6.7)
Weighted number of participating shares outstanding (millions) – Diluted	456.6	454.8

NOTE 10 PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The total benefit costs included in operating expenses are as follows:

Three months ended March 31	2007	2006
Pension plans	**16**	25
Other post-retirement benefits	**7**	8
	23	33

NOTE 11 SECURITIZATIONS

During the first quarter of 2007, IGM Financial Inc. (IGM) securitized $314 million ($86 million in 2006) of residential mortgages through sales to commercial paper conduits and received net cash proceeds of $311 million ($86 million in 2006). IGM's retained interest in the securitized loans was valued at $9 million ($2 million in 2006). A pre-tax gain on sale of $3 million (nil in 2006) was recognized and reported in Net investment income in the Consolidated Statements of Earnings.

NOTE 12 SEGMENTED INFORMATION

Information on Profit Measure

Three months ended March 31, 2007	**Lifeco**	**IGM**	**Parjointco**	**Other**	**Total**
Revenues					
Premium income	5,613	–	–	–	5,613
Net investment income	1,002	63	–	80	1,145
Fees and media income	764	658	–	94	1,516
	7,379	721	–	174	8,274
Expenses					
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	5,584	–	–	–	5,584
Commissions	378	231	–	(13)	596
Operating expenses	667	157	–	144	968
Financing charges	51	22	–	13	86
	6,680	410	–	144	7,234
	699	311	–	30	1,040
Share of earnings of affiliates	–	–	18	(6)	12
Earnings before income taxes and non-controlling interests	699	311	18	24	1,052
Income taxes	138	99	–	14	251
Non-controlling interests	320	134	6	(22)	438
Contribution to consolidated net earnings	241	78	12	32	363

Information on Profit Measure

Three months ended March 31, 2006	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	3,695	–	–	–	3,695
Net investment income	1,323	57	–	(6)	1,374
Fees and media income	657	589	–	84	1,330
	5,675	646	–	78	6,399
Expenses					
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	4,001	–	–	–	4,001
Commissions	342	202	–	(12)	532
Operating expenses	626	149	–	129	904
Financing charges	47	22	–	13	82
	5,016	373	–	130	5,519
	659	273	–	(52)	880
Share of earnings of affiliates	–	–	10	(3)	7
Earnings before income taxes and non-controlling interests	659	273	10	(55)	887
Income taxes	169	87	–	(2)	254
Non-controlling interests	282	118	3	(24)	379
Contribution to consolidated net earnings	208	68	7	(29)	254

NOTE 13 ACQUISITIONS

(a) Putnam Investments Trust

On February 1, 2007, Lifeco announced that it had entered into agreements with Marsh & McLennan Companies, Inc. whereby Lifeco will acquire the asset management business of Putnam Investments Trust (Putnam), and Great-West Life will acquire Putnam's 25% interest in T.H. Lee Partners for approximately \$402 million (US\$350 million). The parties will make an election under section 338(h)(10) of the U.S. Internal Revenue Code that will result in a tax benefit that Lifeco intends to securitize for approximately \$632 million (US\$550 million). In aggregate these transactions represent a value of approximately \$4.5 billion (US\$3.9 billion).

Funding for the transaction will come from internal resources as well as from proceeds of an issue of Lifeco common shares of no more than \$1.2 billion, the issuance of debentures and hybrids, a bank credit facility, and an acquisition tax benefit securitization. This transaction is subject to regulatory approval and certain other conditions.

(b) Other Acquisitions

On April 9, 2007, Great-West Life Annuity Insurance Company (GWL&A) entered into an agreement to acquire an 80% majority interest in Benefit Management Corp., whose principal subsidiary is Allegiance Benefit Plan Management, Inc., a Montana-based third-party administrator of employee health plans.

POWER CORPORATION OF CANADA

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

RECEIVED

2007 MAY 16 A 10:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Security Class

Holder Account Number

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Form of Proxy - Annual Meeting to be held on Thursday, May 10, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Annual Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying Management Proxy Circular.

Proxies submitted must be received by 5:00 pm, Eastern Time, on May 9, 2007.

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VOTE USING THE TELEPHONE OR THE INTERNET 24 HOURS A DAY, 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.computershare.com/proxy

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically, by visiting www.computershare.com - click "Enroll for e-delivery" under the Shareholder Services menu.

If you vote by telephone or by the Internet, DO NOT mail back this form of proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or by the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

00EZPF

POWQ.E.RUNONS/000072/000072/i

Appointment of Proxyholder

I/We, being holder(s) of Power Corporation of Canada voting shares hereby appoint:
Mr. Paul Desmarais, Jr., Chairman and Co-Chief Executive Officer,
or failing him Mr. André Desmarais, President and Co-Chief Executive Officer

OR

Print the name of the person you are appointing if this person is someone other than the officers of the Corporation set forth opposite.

as my/our proxyholder with full power of substitution and with all the powers which the undersigned could exercise if personally present and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and to vote at the discretion of the proxyholder with respect to amendments to matters identified in the accompanying Notice of Annual Meeting of Shareholders and with respect to all other matters that may properly come before the Annual Meeting of Power Corporation of Canada to be held at the Inter-Continental Hotel, 360 St. Antoine Street West, Montréal, Québec, Canada on May 10, 2007 at 11:00 a.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

All the proposed nominees — For ▷ ☐ Withhold ▷ ☐

OR

Nominee	For	Withhold	Nominee	For	Withhold	Nominee	For	Withhold
01. Pierre Beaudoin	☐	☐	07. Anthony R. Graham	☐	☐	13. Robert Parizeau	☐	☐
02. Laurent Dassault	☐	☐	08. Robert Gratton	☐	☐	14. Michel Plessis-Bélair	☐	☐
03. André Desmarais	☐	☐	09. The Rt. Hon. Donald F. Mazankowski	☐	☐	15. John A. Rae	☐	☐
04. The Hon. Paul Desmarais	☐	☐	10. Jerry E.A. Nickerson	☐	☐	16. Amaury de Seze	☐	☐
05. Paul Desmarais, Jr.	☐	☐	11. James R. Nininger	☐	☐	17. Emőke Szathmáry	☐	☐
06. Paul Fribourg	☐	☐	12. R. Jeffrey Orr	☐	☐			

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2. Appointment of Auditors

For ☐ Withhold ☐

Appointment of Deloitte & Touche LLP as Auditors

3. Amendments to the Executive Stock Option Plan

For ☐ Against ☐

Resolution approving amendments to the Executive Stock Option Plan as set out in the accompanying Management Proxy Circular

Proposal	For	Against
4. Shareholder Proposal No. 1 Shareholder Proposal No. 1 set out in Schedule "A" to the accompanying Management Proxy Circular	☐	☐
5. Shareholder Proposal No. 2 Shareholder Proposal No. 2 set out in Schedule "A" to the accompanying Management Proxy Circular	☐	☐
6. Shareholder Proposal No. 3 Shareholder Proposal No. 3 set out in Schedule "A" to the accompanying Management Proxy Circular	☐	☐
7. Shareholder Proposal No. 4 Shareholder Proposal No. 4 set out in Schedule "A" to the accompanying Management Proxy Circular	☐	☐
8. Shareholder Proposal No. 5 Shareholder Proposal No. 5 set out in Schedule "A" to the accompanying Management Proxy Circular	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by management.**

Signature(s)

Date
/ /

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements

Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 1 3 3 0 9 AR2 POWQ

00EZQL

POWER CORPORATION OF CANADA

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the holders of Participating Preferred Shares and Subordinate Voting Shares:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of POWER CORPORATION OF CANADA (the "Corporation") will be held at the Inter-Continental Hotel, 360 St. Antoine Street West, Montréal, Québec, Canada on Thursday, May 10, 2007, at 11:00 a.m., local time, for the following purposes:

[1] to elect directors;

[2] to appoint auditors;

[3] to receive the consolidated financial statements for the year ended December 31, 2006, and the auditors' report thereon;

[4] to consider and, if deemed advisable, to adopt an ordinary resolution approving amendments to the Executive Stock Option Plan of the Corporation;

[5] to consider shareholder proposals attached as Schedule "A" to the Management Proxy Circular; and

[6] to transact such other business as may properly come before the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Montréal, Québec
March 21, 2007

Edward Johnson
Senior Vice-President, General Counsel and Secretary

IF YOU DO NOT EXPECT TO BE PRESENT AT THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ACCOMPANYING FORM OF PROXY AND RETURN IT IN THE ENVELOPE ENCLOSED.

Si vous préférez recevoir un exemplaire en français,
veuillez vous adresser au secrétaire,
Power Corporation du Canada
751, square Victoria
Montréal (Québec)
Canada H2Y 2J3

This Management Proxy Circular is sent in connection with the solicitation by the management of Power Corporation of Canada ("Power" or the "Corporation") of proxies for use at the Annual Meeting of Shareholders of the Corporation to be held on Thursday, May 10, 2007 (the "Meeting"), or any adjournment thereof. The method of solicitation will be primarily by mail. However, proxies may also be solicited by regular employees of the Corporation in writing or by telephone at nominal cost. The Corporation may also engage a third party to provide proxy solicitation services on behalf of management in connection with solicitation of proxies for the Meeting. The anticipated cost of this engagement would be approximately $30,000. The cost of solicitation will be borne by the Corporation.

The following abbreviations have been used throughout this Management Proxy Circular:

NAME IN FULL	ABBREVIATION
Power Financial Corporation	PFC
Great-West Lifeco Inc.	Lifeco
IGM Financial Inc.	IGM
Pargesa Holding S.A.	Pargesa
Toronto Stock Exchange	TSX
Canadian Securities Administrators	CSA

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On March 21, 2007, there were outstanding 48,854,772 Participating Preferred Shares and 404,851,082 Subordinate Voting Shares of the Corporation. The Participating Preferred Shares and the Subordinate Voting Shares are herein sometimes collectively referred to as the "Voting Shares".

Each holder of Participating Preferred Shares is entitled to 10 votes and each holder of Subordinate Voting Shares is entitled to one vote at the Meeting, or any adjournment thereof, for each share registered in the holder's name as at the close of business on March 16, 2007 (the "Record Date"). The Subordinate Voting Shares represent 45 per cent of the aggregate voting rights attached to the Corporation's outstanding Voting Shares. The final date by which the Corporation must receive a proposal for any matter that a shareholder proposes to raise at the annual meeting of the Corporation to be held in 2008 is December 22, 2007.

The Articles of the Corporation do not contain any rights or provisions applicable to holders of Subordinate Voting Shares of the Corporation where a takeover bid is made for the Participating Preferred Shares of the Corporation.

To the knowledge of the Directors and officers of the Corporation, as of March 21, 2007, the Honourable Paul Desmarais, the Chairman of the Executive Committee exercised, directly and through wholly owned holding corporations, control or direction over 48,603,392 Participating Preferred Shares and 78,125,428 Subordinate Voting Shares in the aggregate, representing 99.5 per cent and 19.3 per cent, respectively, of the outstanding shares of such classes and 63.1 per cent of the votes attached to the outstanding Voting Shares of the Corporation. To the knowledge of the Directors and officers of the Corporation, no other person or company directly or indirectly owned, beneficially or of record, or exercised control or direction over, more than 10 per cent of the shares of any class of voting shares of the Corporation.

PROXIES — REGISTERED SHAREHOLDERS

A shareholder is a registered shareholder if the shareholder is shown as a shareholder on the Record Date on the shareholder list kept by Computershare Trust Company of Canada ("Computershare"), as registrar and transfer agent of the Corporation for the Voting Shares, in which case a share certificate will have been issued to the shareholder which indicates the shareholder's name and the number of Voting Shares owned by the shareholder. Registered holders of Voting Shares will receive with this Management Proxy Circular a form of proxy from Computershare representing the Voting Shares held by the registered shareholder.

APPOINTMENT OF PROXY

To be effective, proxies from registered shareholders must be received by Computershare, Stock Transfer Services, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 (or be deposited with Computershare, Stock Transfer Services, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada) not later than 5:00 p.m. on the last business day preceding the day of the Meeting.

REVOCATION OF PROXY

A registered shareholder giving a proxy may revoke the proxy by instrument in writing executed by the registered shareholder or his or her attorney authorized in writing or, if the registered shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the registered office of the Corporation, 751 Victoria Square, Montréal, Québec, Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law, but prior to the exercise of such proxy in respect of any particular matter.

PROXIES — NON-REGISTERED SHAREHOLDERS

A shareholder is a non-registered (or beneficial) shareholder if [i] an intermediary (such as a bank, trust company, securities dealer or broker, trustee or administrator of RRSPs, RRIFs, RESPs and similar plans) or [ii] a clearing agency (such as The Canadian Depository for Securities Limited), of which the intermediary is a participant, holds the shareholder's Voting Shares on behalf of the shareholder (in each case, an "Intermediary").

APPOINTMENT OF PROXY

In accordance with National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, as adopted by the CSA, the Corporation is distributing copies of materials related to the Meeting to Intermediaries for distribution to non-registered shareholders. Such Intermediaries must forward the materials related to the Meeting to each non-registered holder (unless the non-registered shareholder has waived the right to receive such materials) and often use a service company (such as ADP Investor Communications in Canada) to permit the non-registered shareholder to direct the voting of the Voting Shares beneficially held by the Intermediary. Non-registered shareholders should carefully follow the instructions on the request for voting instructions or form of proxy that they receive from their Intermediary, in order to vote the Voting Shares that are held through that Intermediary. Non-registered shareholders of the Corporation should submit voting instructions to Intermediaries in sufficient time to ensure that their votes are received from the Intermediaries by the Corporation.

Since Power generally does not have access to the names of its non-registered shareholders, non-registered shareholders who wish to attend the Meeting and vote in person should insert their own name in the blank space provided in the request for voting instructions or form of proxy to appoint themselves as proxy holders and then follow their Intermediary's instructions for returning the request for voting instructions or proxy form.

REVOCATION OF PROXY

A non-registered shareholder giving a proxy may revoke the proxy by contacting his or her Intermediary in respect of such proxy and complying with any applicable requirements imposed by such Intermediary. An Intermediary may not be able to revoke a proxy if it receives insufficient notice of revocation.

ELECTION OF DIRECTORS

The Board of Directors of the Corporation consists of not less than 9 and not more than 28 members as determined from time to time by the Board of Directors, such number presently being fixed at 17. The 17 persons named hereunder will be proposed for election as Directors of the Corporation. Except where authority to vote in respect of the election of Directors is withheld, the nominees named in the accompanying form of proxy will vote the shares represented thereby for the election of the persons named hereunder. Management of the Corporation does not contemplate that any of the persons named hereunder will be unable or unwilling to serve as a Director. However, if such event should occur prior to the election, the nominees named in the accompanying form of proxy reserve the right to vote for the election, in his or her stead, of such other person as they, in their discretion, may determine. Shareholders have the ability to vote for or withhold from voting for each individual Director proposed for election to the Board of Directors of the Corporation.

The *Canada Business Corporations Act* and applicable securities legislation require that the Corporation have an Audit Committee. The Board of Directors also appoints an Executive Committee, a Compensation Committee, a Related Party and Conduct Review Committee, and a Governance and Nominating Committee as more fully described in the section entitled "Statement of Corporate Governance Practices" of this Management Proxy Circular.

The term of office of each Director currently in office expires at the close of the Meeting. Each Director elected at the Meeting shall hold office until the close of the next Annual Meeting of Shareholders, unless he or she resigns or his or her office becomes vacant for any reason.

SELECTED BIOGRAPHICAL INFORMATION	SERVED AS DIRECTOR FROM	NUMBER OF EACH CLASS OF VOTING SECURITIES OF THE CORPORATION AND ITS SUBSIDIARIES BENEFICIALLY OWNED, DIRECTLY OR INDIRECTLY, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED, AND NUMBER OF DEFERRED SHARE UNITS HELD, AS OF MARCH 21, 2007[F]
PIERRE BEAUDOIN Québec, Canada Mr. Beaudoin has been President and Chief Operating Officer of Bombardier Aerospace, a division of Bombardier Inc. since 2001 and Executive Vice-President of Bombardier Inc., a diversified transportation manufacturing company, since 2004. He was previously President of Bombardier Business Aircraft and President and Chief Operating Officer of Bombardier Recreational Products, which were both divisions of Bombardier Inc. Mr. Beaudoin is also a Director of Bombardier Inc. and BRP Inc.	May 2005	4,173 Deferred Share Units of the Corporation
LAURENT DASSAULT Paris, France Mr. Dassault is Vice-President of Groupe Industriel Marcel Dassault based in Paris, France. He was previously Managing Director of Banque parisienne internationale. Mr. Dassault is Chairman of Immobilière Dassault SA in France, of Midway Aircraft Corporation in the U.S., and of Dassault Belgique aviation, and a Director of a broad range of companies in France and elsewhere, including Groupe Industriel Marcel Dassault SA, Dassault Systèmes SA, Terramaris SA (Switzerland), Generali France SA, Industrial Procurement Services (U.S.), Assicurazioni Generali SPA (Italy), Keedelski SA (Switzerland), and Banque de Gestion Edmond de Rothschild (Luxembourg); he was a Director of Chenfeng Machinery (Taiwan) until 2005.	May 1997	6,208 Subordinate Voting Shares of the Corporation
ANDRÉ DESMARAIS, O.C.[B][E] Québec, Canada Mr. Desmarais is President and Co-Chief Executive Officer of the Corporation and Deputy Chairman of PFC. Prior to joining the Corporation in 1981, he was Special Assistant to the Minister of Justice of Canada and an institutional investment counsellor at Richardson Greenshields Securities Ltd. He has held a number of senior positions with Power group companies and was named to his present position with the Corporation in 1996. He is a Director and a member of the Executive Committee of many Power group companies in North America, including PFC, Lifeco, The Great-West Life Assurance Company, Great-West Life & Annuity Insurance Company, London Life Insurance Company, Canada Life Financial Corporation, The Canada Life Assurance Company, IGM, Investors Group Inc. and Mackenzie Inc. He is also a Director of Pargesa in Europe, of CITIC Pacific Limited in Asia in which Power holds a minority interest, and of Neurochem Inc., a biopharmaceutical company. He was also a Director of Bombardier Inc. until 2004. Mr. Desmarais is Honorary Chairman of the Canada China Business Council and is a member of several China-based organizations. Mr. Desmarais is active in cultural, health and other not-for-profit organizations in Montréal. In 2003, he was named an Officer of the Order of Canada.	May 1988	1,024,795 Subordinate Voting Shares of the Corporation 43,200 Common Shares of PFC 103,318 Common Shares of Lifeco 17,576 Deferred Share Units of the Corporation 16,903 Deferred Share Units of PFC 33,952 Deferred Share Units of Lifeco 14,834 Deferred Share Units of IGM

[A] Member of the Audit Committee
[B] Member of the Executive Committee
[C] Member of the Compensation Committee
[D] Member of the Related Party and Conduct Review Committee
[E] Member of the Governance and Nominating Committee
[F] The members of the Board of Directors received all or a portion of their annual retainer and attendance fees in the form of deferred share units or in the form of Subordinate Voting Shares. The value of a deferred share unit of the Corporation is equal to the value of a Subordinate Voting Share at the relevant time. See "Compensation of Directors".

SELECTED BIOGRAPHICAL INFORMATION	SERVED AS DIRECTOR FROM	NUMBER OF EACH CLASS OF VOTING SECURITIES OF THE CORPORATION AND ITS SUBSIDIARIES BENEFICIALLY OWNED, DIRECTLY OR INDIRECTLY, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED, AND NUMBER OF DEFERRED SHARE UNITS HELD, AS OF MARCH 21, 2007[F]
THE HONOURABLE PAUL DESMARAIS, P.C., C.C.[B] Québec, Canada Mr. Desmarais is Chairman of the Executive Committee of the Corporation. He acquired control of the Corporation in 1968. He is Chairman of the Board and Executive Director of Pargesa, an international investment and management group. He is a Director of PFC, Pargesa and Groupe Bruxelles Lambert. He was a Director of Lifeco and its major subsidiaries and IGM until 2004. He is a member of the International Advisory Board of Barrick Gold Corporation. He is a Member of the Queen's Privy Council for Canada, a Companion of the Order of Canada and an Officer of the National Order of Québec, as well as a Grand Officier de l'Ordre national de la Légion d'honneur (France) and a Commandeur de l'Ordre de Léopold II (Belgium).	May 1968	48,603,392 Participating Preferred Shares of the Corporation[G] 78,125,428 Subordinate Voting Shares of the Corporation[H] 467,839,604 Common Shares of PFC[I] 666,752,770 Common Shares of Lifeco[J] 157,132,080 Common Shares of IGM[J] 20,848 Deferred Share Units of the Corporation 6,169 Deferred Share Units of PFC
PAUL DESMARAIS, JR., O.C.[B][E] Québec, Canada Mr. Desmarais is Chairman and Co-Chief Executive Officer of the Corporation and Chairman of the Executive Committee of PFC. Prior to joining the Corporation in 1981, he was with S.G. Warburg & Co. in London, England, and with Standard Brands Incorporated in New York. He was Chairman of PFC from 1990 to 2005, Vice-Chairman from 1989 to 1990 and President and Chief Operating Officer from 1986 to 1989; he was named Chairman of the Executive Committee of PFC in 2005. He was named to his present position with the Corporation in 1996. He is a Director and member of the Executive Committee of many Power group companies in North America, including PFC, Lifeco, The Great-West Life Assurance Company, Great-West Life & Annuity Insurance Company, London Life Insurance Company, Canada Life Financial Corporation, The Canada Life Assurance Company, IGM, Investors Group Inc. and Mackenzie Inc. He is also Vice-Chairman of the Board and Executive Director of Pargesa, Vice-Chairman of the Board of Imerys, and is a Director of Groupe Bruxelles Lambert, Total S.A. and Suez. Mr. Desmarais is a member of the International Council and a Director of the European Institute of Business Administration (INSEAD), Chairman of the Board of Governors of the International Economic Forum of the Americas, Chairman of the International Advisory Committee of École des Hautes Études Commerciales of Montréal, member of the International Advisory Board of Groupe La Poste, and of the North American Competitivity Council and Founder and member of the International Advisory Board of the McGill University Faculty of Management in Montréal. He is also involved in charitable and community activities in Montréal. In 2005, he was named an Officer of the Order of Canada and in 2006, he received a Doctorate Honoris Causa from Laval University.	May 1988	44,795 Subordinate Voting Shares of the Corporation 87,318 Common Shares of Lifeco 30,000 Common Shares of IGM 11,044 Deferred Share Units of the Corporation 10,667 Deferred Share Units of PFC 4,418 Deferred Share Units of Lifeco 7,612 Deferred Share Units of IGM

[A] Member of the Audit Committee

[B] Member of the Executive Committee

[C] Member of the Compensation Committee

[D] Member of the Related Party and Conduct Review Committee

[E] Member of the Governance and Nominating Committee

[F] The members of the Board of Directors received all or a portion of their annual retainer and attendance fees in the form of deferred share units or in the form of Subordinate Voting Shares. The value of a deferred share unit of the Corporation is equal to the value of a Subordinate Voting Share at the relevant time. See "Compensation of Directors".

[G] 48,603,392 Participating Preferred Shares of the Corporation are beneficially owned, directly or indirectly, or controlled or directed by associates or affiliates of Mr. Desmarais. The security holdings of Gelco Enterprises Ltd., a wholly owned holding corporation of Mr. Desmarais, constitute at least 10 per cent of the voting rights attached to all voting securities of the Corporation.

[H] 76,763,678 Subordinate Voting Shares of the Corporation are beneficially owned, directly or indirectly, or controlled or directed by associates or affiliates of Mr. Desmarais.

[I] Beneficially owned, directly or indirectly, or controlled or directed by associates or affiliates of Mr. Desmarais. The security holdings of 171263 Canada Inc. constitute at least 10 per cent of the voting rights attached to all voting securities of Power Financial, and the Corporation owns indirectly all of the outstanding shares of 171263 Canada Inc. and is controlled by Mr. Desmarais.

[J] Owned directly and/or through subsidiaries of the Corporation.

SELECTED BIOGRAPHICAL INFORMATION	SERVED AS DIRECTOR FROM	NUMBER OF EACH CLASS OF VOTING SECURITIES OF THE CORPORATION AND ITS SUBSIDIARIES BENEFICIALLY OWNED, DIRECTLY OR INDIRECTLY, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED, AND NUMBER OF DEFERRED SHARE UNITS HELD, AS OF MARCH 21, 2007[F]
PAUL FRIBOURG* New York, U.S.A. Mr. Fribourg has been Chairman and Chief Executive Officer of ContiGroup Companies, Inc. (previously Continental Grain Company) an international agribusiness company, since 1997. Prior thereto, he was President and Chief Operating Officer and prior to that he was Executive Vice-President of Continental Grain Company. Mr. Fribourg is a Director of Premium Standard Farms, Inc., Loews Corporation, and The Estee Lauder Companies, Inc.	May 2005	4,065 Deferred Share Units of the Corporation
ANTHONY R. GRAHAM [B][D][E] Ontario, Canada Mr. Graham is President of Wittington Investments, Limited ("Wittington"), the principal holding company of the Weston-Loblaw Group. Prior to joining Wittington he held senior positions in Canada and the U.K. with National Bank Financial Inc. (formerly Lévesque Beaubien Geoffrion Inc.), a Montréal-based investment dealer. He is a Director of several companies, including PFC and other companies in the Power group, as well as George Weston Limited, Loblaw Companies Limited, Provigo Inc., Garbell Holdings Limited and Graymont Limited. He is Vice-Chairman of The Council for Business and the Arts in Canada, Governor of the Art Gallery of Ontario and Chairman of the Shaw Festival Foundation.	May 2001	25,000 Subordinate Voting Shares of the Corporation 25,000 Common Shares of PFC 9,283 Deferred Share Units of the Corporation 8,165 Deferred Share Units of PFC
ROBERT GRATTON Québec, Canada Mr. Gratton has been Chairman of PFC since May 2005. Prior thereto, he was President and Chief Executive Officer of PFC since April 1990. Before joining PFC as President in 1989, he was Chairman, President and Chief Executive Officer of Montreal Trust Company. He is a Director of PFC. He is also Chairman and Director of a number of Power Financial companies, including Lifeco, The Great-West Life Assurance Company, Great-West Life & Annuity Insurance Company, London Life Insurance Company, Canada Life Financial Corporation, The Canada Life Assurance Company, IGM, Investors Group Inc. and Mackenzie Inc. He is also a Director of Pargesa. He is a member of the Harvard Business School Canadian Advisory Committee. Mr. Gratton has served as a member of the Conference Board of Canada, the C.D. Howe Institute and the Trilateral Commission and as a director of several corporations, community organizations and foundations.	July 1989	41,237 Subordinate Voting Shares of the Corporation 11,180,000 Common Shares of PFC 665,477 Common Shares of Lifeco 75,000 Common Shares of IGM 10,671 Deferred Share Units of the Corporation 11,217 Deferred Share Units of PFC 69,636 Deferred Share Units of Lifeco 39,639 Deferred Share Units of IGM

[A] Member of the Audit Committee

[B] Member of the Executive Committee

[C] Member of the Compensation Committee

[D] Member of the Related Party and Conduct Review Committee

[E] Member of the Governance and Nominating Committee

[F] The members of the Board of Directors received all or a portion of their annual retainer and attendance fees in the form of deferred share units or in the form of Subordinate Voting Shares. The value of a deferred share unit of the Corporation is equal to the value of a Subordinate Voting Share at the relevant time. See "Compensation of Directors".

SELECTED BIOGRAPHICAL INFORMATION	SERVED AS DIRECTOR FROM	NUMBER OF EACH CLASS OF VOTING SECURITIES OF THE CORPORATION AND ITS SUBSIDIARIES BENEFICIALLY OWNED, DIRECTLY OR INDIRECTLY, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED, AND NUMBER OF DEFERRED SHARE UNITS HELD, AS OF MARCH 21, 2007[F]
THE RIGHT HONOURABLE DONALD F. MAZANKOWSKI, P.C., O.C., A.O.E. [A][B][C][D][E] Alberta, Canada Mr. Mazankowski was a Member of The Parliament of Canada for 25 years and held several senior Cabinet positions including Deputy Prime Minister, Minister of Finance, Minister of Agriculture and President of the Queen's Privy Council. He is currently a Senior Adviser to Gowling Lafleur Henderson LLP. Since his retirement from public life in 1993, he has served as a Director of several Power group companies in Canada, including PFC, Lifeco, The Great-West Life Assurance Company, London Life Insurance Company, Canada Life Financial Corporation, The Canada Life Assurance Company, IGM, Investors Group Inc. and Mackenzie Inc. He is also a Director of Atco Ltd., Shaw Communications Inc., Weyerhaeuser Company, Yellow Pages Group, Canadian Oil Sands Limited and a Trustee of Yellow Pages Income Fund.	May 1996	2,000 Subordinate Voting Shares of the Corporation 4,000 Common Shares of PFC 3,000 Common Shares of Lifeco 1,000 Common Shares of IGM 7,607 Deferred Share Units of the Corporation 8,905 Deferred Share Units of PFC 8,262 Deferred Share Units of Lifeco 5,112 Deferred Share Units of IGM
JERRY E.A. NICKERSON [B][C] Nova Scotia, Canada Mr. Nickerson is Chairman of the Board of H.B. Nickerson & Sons Limited, a management and holding company based in North Sydney, N.S. He is also a Director of several Power group companies in North America, including PFC, Lifeco, The Great-West Life Assurance Company, Great-West Life & Annuity Insurance Company, London Life Insurance Company, Canada Life Financial Corporation and The Canada Life Assurance Company. He also served on the Boards of various organizations, federal and provincial Crown Corporations, and other public and private companies.	May 1999	20,807 Subordinate Voting Shares of the Corporation 12,636 Common Shares of PFC 5,000 Common Shares of Lifeco 4,418 Deferred Share Units of Lifeco
JAMES R. NININGER, PH.D. [A][C] Ontario, Canada Dr. Nininger is the retired President and Chief Executive Officer of the Conference Board of Canada, a leading research institute that provides its services to Canadian business, government and public sector organizations. He is a Director of Canadian Pacific Railway Limited, Vice-Chair of the Board of Governors of the Ottawa Hospital, a member of the Board of Directors of the Canadian Patient Safety Institute, Chair of the Board of Governors of the Community Foundation of Ottawa and a member of the Board of Management of the Canada Revenue Agency.	May 2001	3,000 Subordinate Voting Shares of the Corporation 1,000 Common Shares of Lifeco 6,075 Deferred Share Units of the Corporation

[A] Member of the Audit Committee

[B] Member of the Executive Committee

[C] Member of the Compensation Committee

[D] Member of the Related Party and Conduct Review Committee

[E] Member of the Governance and Nominating Committee

[F] The members of the Board of Directors received all or a portion of their annual retainer and attendance fees in the form of deferred share units or in the form of Subordinate Voting Shares. The value of a deferred share unit of the Corporation is equal to the value of a Subordinate Voting Share at the relevant time. See "Compensation of Directors".

SELECTED BIOGRAPHICAL INFORMATION	SERVED AS DIRECTOR FROM	NUMBER OF EACH CLASS OF VOTING SECURITIES OF THE CORPORATION AND ITS SUBSIDIARIES BENEFICIALLY OWNED, DIRECTLY OR INDIRECTLY, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED, AND NUMBER OF DEFERRED SHARE UNITS HELD, AS OF MARCH 21, 2007[F]
R. JEFFREY ORR Québec, Canada Mr. Orr has been President and Chief Executive Officer of PFC since May 2005. From May 2001 until May 2005, he was President and Chief Executive Officer of IGM. Prior to joining IGM, he was Chairman and Chief Executive Officer of BMO Nesbitt Burns Inc. and Vice-Chairman, Investment Banking Group, Bank of Montreal. Mr. Orr had been with BMO Nesbitt Burns Inc. and predecessor companies since 1981. He is a Director of PFC, Lifeco, The Great-West Life Assurance Company, Great-West Life & Annuity Insurance Company, London Life Insurance Company, Canada Life Financial Corporation,The Canada Life Assurance Company, IGM, Investors Group Inc. and Mackenzie Inc.	May 2005	20,000 Subordinate Voting Shares of the Corporation 200,400 Common Shares of PFC 20,000 Common Shares of Lifeco 120,100 Common Shares of IGM 4,236 Deferred Share Units of the Corporation 4,303 Deferred Share Units of PFC 13,895 Deferred Share Units of Lifeco 7,033 Deferred Share Units of IGM
ROBERT PARIZEAU [A] Québec, Canada Mr. Parizeau is Chairman of Aon Parizeau Inc., insurance brokers and risk consultants. He was previously President and Chief Executive Officer of Sodarcan Inc., a holding company operating in insurance, reinsurance and actuarial consulting. He was a Director of National Bank of Canada until 2003 and Chairman of the Board of Gaz Métro Inc. from 1997 to February 2007. Mr. Parizeau is also a Director of National Bank Life Insurance Company, Canam Group Inc., SCOR Canada Reinsurance Company and Van Houtte Inc. He is also a Director of the Musée National des Beaux-Arts du Québec and of The Institute for Governance of Private and Public Organizations. Mr. Parizeau has a Doctorate Honoris Causa from the Université de Montréal and received in 2006 the Fellowship Award of the Institute of Corporate Directors.	May 1985	24,000 Subordinate Voting Shares of the Corporation 10,400 Common Shares of PFC 19,070 Deferred Share Units of the Corporation
MICHEL PLESSIS-BÉLAIR, FCA Québec, Canada Mr. Plessis-Bélair is Vice-Chairman and Chief Financial Officer of the Corporation and Executive Vice-President and Chief Financial Officer of PFC. Before joining the Corporation in 1986, he was Executive Vice-President and Director of Société générale de financement du Québec and prior to that Senior Vice-President of Marine Industries Limited. He is a Director of several Power group companies in both North America and Europe, including PFC, Lifeco, The Great-West Life Assurance Company, Great-West Life & Annuity Insurance Company, London Life Insurance Company, Canada Life Financial Corporation, The Canada Life Assurance Company, IGM, Investors Group Inc., Mackenzie Inc., Pargesa and Groupe Bruxelles Lambert. He is also a Director of Lallemand Inc., the Université de Montréal and Hydro-Québec, and he is on the International Advisory Board of École des Hautes Études Commerciales of Montréal. He was also a Director of Bell Canada International Inc. until 2003.	May 1988	159,747 Subordinate Voting Shares of the Corporation 6,000 Common Shares of PFC 40,000 Common Shares of Lifeco 4,000 Common Shares of IGM 8,447 Deferred Share Units of the Corporation 8,165 Deferred Share Units of PFC 4,418 Deferred Share Units of Lifeco 2,045 Deferred Share Units of IGM

[A] Member of the Audit Committee

[B] Member of the Executive Committee

[C] Member of the Compensation Committee

[D] Member of the Related Party and Conduct Review Committee

[E] Member of the Governance and Nominating Committee

[F] The members of the Board of Directors received all or a portion of their annual retainer and attendance fees in the form of deferred share units or in the form of Subordinate Voting Shares. The value of a deferred share unit of the Corporation is equal to the value of a Subordinate Voting Share at the relevant time. See "Compensation of Directors".

SELECTED BIOGRAPHICAL INFORMATION	SERVED AS DIRECTOR FROM	NUMBER OF EACH CLASS OF VOTING SECURITIES OF THE CORPORATION AND ITS SUBSIDIARIES BENEFICIALLY OWNED, DIRECTLY OR INDIRECTLY, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED, AND NUMBER OF DEFERRED SHARE UNITS HELD, AS OF MARCH 21, 2007[F]
JOHN A. RAE, O.C.** Québec, Canada Mr. Rae is Executive Vice-President, Office of the Chairman of the Executive Committee of the Corporation. He joined the Corporation in 1971 as Executive Assistant to the President and Chief Executive Officer. In 1978 he was named Vice-President of the Corporation. He is also a Director of BNP Paribas (Canada) and the Montreal Heart Institute Foundation, and is Chair Emeritus of the Board of Trustees of Queen's University and Chair of the Capital Campaign of the McGill University Health Centre. He was appointed to the Order of Canada in June 2006.	May 1988	122,416 Subordinate Voting Shares of the Corporation 4,284 Deferred Share Units of the Corporation
AMAURY DE SEZE [A] Paris, France Mr. de Seze is Chairman of the Supervisory Board of Paris-based PAI partners since September 2006, which manages independent funds and the equity investment portfolio of BNP Paribas, one of Europe's largest banks. He was also a member of the Executive Committee of BNP Paribas until 2004. He serves on the Board of Directors of several European-based companies including Eiffage SA, Publicis SA, Saeco, Vivarte, Carrefour SA, Gras Savoye, Groupe Industriel Marcel Dassault, Groupe Bruxelles Lambert and Pargesa. Prior to joining Paribas in 1993, he held senior positions with the Volvo Group as member of the Management Board.	May 2001	22,056 Subordinate Voting Shares of the Corporation
EMŐKE J.E. SZATHMÁRY, C.M., PH.D. [A][D] Manitoba, Canada Dr. Szathmáry is President and Vice-Chancellor of the University of Manitoba and a Professor in the Departments of Anthropology and Biochemistry and Medical Genetics. She was previously Provost and Vice-President (Academic) of McMaster University in Hamilton, and prior to that Dean of the Faculty of Social Science of the University of Western Ontario in London. She is a Director of several Power group companies in North America including PFC, Lifeco, The Great-West Life Assurance Company, London Life Insurance Company, Canada Life Financial Corporation and The Canada Life Assurance Company. She also serves on the Board of Directors of St. Boniface General Hospital, the J.W. Dafoe Foundation, the Canadian Credit Management Foundation, and the Canadian Genetic Diseases Network. She has received three honorary doctorates, is a Fellow of the Royal Society of Canada and is a Member of the Order of Canada.	May 1999	3,000 Common Shares of PFC 8,478 Deferred Share Units of the Corporation 5,689 Deferred Share Units of PFC 1,450 Deferred Shares Units of Lifeco

[A] Member of the Audit Committee
[B] Member of the Executive Committee
[C] Member of the Compensation Committee
[D] Member of the Related Party and Conduct Review Committee
[E] Member of the Governance and Nominating Committee
[F] The members of the Board of Directors received all or a portion of their annual retainer and attendance fees in the form of deferred share units or in the form of Subordinate Voting Shares. The value of a deferred share unit of the Corporation is equal to the value of a Subordinate Voting Share at the relevant time. See "Compensation of Directors".

* ContiFinancial Corporation ("CFN") made a voluntary filing of a Chapter 11 petition with the U.S. Bankruptcy Court for the Southern District of New York on May 17, 2000. Mr. Fribourg served as a Director of CFN until April 2001. ContiGroup Companies, Inc. ("CGC") owned approximately 78 per cent of CFN, and Mr. Fribourg is the Chairman and Chief Executive Officer of CGC as well as a shareholder of CGC.

** On May 31, 2006, while Mr. Rae was a director of Kasten Chase Applied Research Limited (KCA:TSX), the TSX suspended trading of KCA's common shares for failure to meet the continued listing requirements. KCA was de-listed by the TSX on June 30, 2006. Cease Trade Orders were issued by the Securities Administrators in Ontario, Québec, British Columbia, Manitoba and Alberta in September 2006 and February 2007. On June 2, 2006, shortly after Mr. Rae resigned as a director, KCA made a voluntary assignment in bankruptcy. Through this process the claims of employees and creditors were satisfied and the bankruptcy was subsequently annulled by court order dated December 22, 2006. On February 19, 2007, the shareholders of KCA approved a series of resolutions that may result in a dividend being paid to shareholders and the common shares of KCA being re-listed for trading on the TSX.

BOARD OF DIRECTORS — MEETINGS HELD AND ATTENDANCE OF DIRECTORS

The information presented below reflects the number of Board of Directors and Board of Directors Committee meetings held and attendance for the year ended December 31, 2006 by Directors who are nominated for election. Shareholders should be aware that Directors make important contributions to the welfare of the Corporation outside meetings of the Board and its committees which are not reflected in attendance figures.

SUMMARY OF BOARD AND COMMITTEE MEETINGS HELD *	
Board of Directors	5
Executive Committee	2
Audit Committee	6
Compensation Committee	3

* The Related Party and Conduct Review Committee did not meet during the year ended December 31, 2006. The Governance and Nominating Committee was created by the Board on March 29, 2006 and met for the first time during the first quarter of 2007.

SUMMARY OF ATTENDANCE OF DIRECTORS

DIRECTOR	BOARD MEETINGS ATTENDED	COMMITTEE	COMMITTEE MEETINGS ATTENDED
Pierre Beaudoin	4	N/A	N/A
Laurent Dassault	2	N/A	N/A
André Desmarais	5	Executive	2
Hon. Paul Desmarais	3	Executive	1
Paul Desmarais, Jr.	5	Executive	2
Paul Fribourg	5	N/A	N/A
Anthony R. Graham	3	Executive	2
Robert Gratton	5	N/A	N/A
The Rt. Hon. Donald F. Mazankowski	5	Executive Audit Compensation	2 6 3
Jerry E.A. Nickerson	5	Executive Compensation	2 3
James R. Nininger	5	Audit Compensation	6 3
R. Jeffrey Orr	5	N/A	N/A
Robert Parizeau	5	Audit	6
Michel Plessis-Bélair	5	N/A	N/A
John A. Rae	5	N/A	N/A
Amaury de Seze	1	Audit	4
Emőke J.E. Szathmáry	5	Audit	6

COMPENSATION OF DIRECTORS

DIRECTOR COMPENSATION

The Compensation Committee monitors developments in director compensation practices with the assistance of compensation consultants. On the advice of the Compensation Committee, since April 1, 2006, in addition to the basic annual retainer described below under "Dedicated Annual Board Retainer", the retainers and fees payable to all Directors are as follows: attendance fee for each meeting of the board or a committee: $2,000; additional retainer payable to members of each committee except Chairmen of committees: $5,000; additional retainer payable to Chairmen of the committees, except the Audit and Executive: $15,000; and additional retainer payable to the Chairman of the Audit Committee: $20,000. The Honourable Paul Desmarais received $250,000 from the Corporation for his services as Chairman of the Executive Committee of the Corporation.

DEDICATED ANNUAL BOARD RETAINER

Also since April 1, 2006, all Directors receive a basic annual retainer of $75,000. Of this amount, $45,000 consists of a dedicated annual board retainer which is received by Directors in deferred share units under the Deferred Share Unit Plan, described below, or in the form of Subordinate Voting Shares acquired in the market under the Directors Share Purchase Plan, also described below. Participation in the Deferred Share Unit Plan or the Directors Share Purchase Plan is mandatory.

Pursuant to the Deferred Share Unit Plan (the "DSU Plan"), for Directors who participate in the DSU Plan, the $45,000 dedicated portion of the annual board retainer is used to acquire deferred share units. The number of deferred share units granted is determined by dividing the amount of remuneration payable by the five-day average closing price on the TSX of the Subordinate Voting Shares of the Corporation on the last five days of the fiscal quarter (the "value of a deferred share unit"). A Director who receives deferred share units receives additional deferred share units in respect of dividends payable on Subordinate Voting Shares, based on the value of a deferred share unit at that time. A deferred share unit is redeemable at the time a Director's membership on the Board is terminated or in the event of the death of a Director by a lump sum cash payment, based on the value of a deferred share unit at that time. Directors can also elect to receive the balance of the annual board retainer and the balance of the attendance fees, committee attendance fees and retainer, and committee chairman retainer in the form of deferred share units under the DSU Plan.

Pursuant to the Directors Share Purchase Plan (the "DSP Plan"), for Directors who participate in the DSP Plan, the $45,000 dedicated portion of the annual board retainer is used to acquire Subordinate Voting Shares of the Corporation in the market. The Corporation also pays the administrative costs and brokerage expenses incurred in connection with participation in the DSP Plan, excluding fees and expenses associated with the sale of shares and taxes payable by a Director. Directors can also elect to receive the balance of the annual board retainer and the balance of the attendance fees, committee attendance fees and retainer, and committee chairman retainer in the form of Subordinate Voting Shares acquired under the DSP Plan.

In the view of the Compensation Committee and the Board, these plans further align the interests of Directors with those of the shareholders.

The following chart shows the compensation paid to each non-management Director for services as a Director of the Corporation during the financial year ended December 31, 2006.

COMPENSATION OF DIRECTORS[1][2]

DIRECTOR	BOARD RETAINER [$]	BOARD MEETING FEES [$]	COMMITTEE CHAIRPERSON RETAINER [$]	COMMITTEE MEMBERSHIP RETAINER [$]	COMMITTEE MEETING FEES [$]	TOTAL COMPENSATION [$]	TOTAL FEES ALLOCATED TO SHARES/DSUs [%] RETAINER	TOTAL FEES ALLOCATED TO SHARES/DSUs [%] ATTENDANCE FEES
Pierre Beaudoin	71,250	7,750	–	–	–	79,000	100	100
Laurent Dassault	71,250	4,000	–	–	–	75,250	58	0
Hon. Paul Desmarais[3]	71,250	7,750	250,000	–	1,750	330,750	24	18
Paul Fribourg	71,250	9,750	–	–	–	81,000	100	100
Anthony R. Graham	71,250	5,750	–	12,500	3,750	93,250	100	0
The Rt. Hon. Donald F. Mazankowski	71,250	9,750	–	22,500	22,750	126,250	72	0
Jerry E.A. Nickerson	71,250	9,750	15,000	5,000	11,250	112,250	100	100
James R. Nininger	71,250	9,750	20,000	5,000	19,000	125,000	43	0
Robert Parizeau	71,250	9,750	–	5,000	11,500	97,500	100	100
Amaury de Seze	71,250	1,750	–	5,000	11,500	89,500	100	100
Emőke J.E. Szathmáry	71,250	9,750	–	8,750	11,500	101,250	76	0

[1] Table does not include any amounts paid as reimbursement for expenses

[2] Compensation paid to Named Executive Officers for services as a Director of the Corporation during the financial year ended December 31, 2006 is included in "All Other Compensation" in the Summary Compensation Table under Executive Compensation hereafter.

[3] The Honourable Paul Desmarais received a retainer for his services as Chairman of the Executive Committee of the Corporation as disclosed above

MANDATORY HOLDINGS BY DIRECTORS

Directors are required to hold Voting Shares of the Corporation or Deferred Share Units with a value equivalent to $375,000 within five years of the later of: [a] their becoming a Director of the Corporation and [b] March 29, 2006. All of the Directors meet, or are on track to meet, the Corporation's equity ownership guidelines.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The Summary Compensation Table shows compensation information for each of the executive officers named (collectively, the "Named Executive Officers") for services rendered in all capacities to the Corporation and its subsidiaries during the financial years indicated.

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION		LONG-TERM COMPENSATION AWARDS	
		SALARY [$]	BONUS [$]	SECURITIES UNDER OPTIONS GRANTED [#]	ALL OTHER COMPENSATION [$] [3]
Paul Desmarais, Jr. [1]	2006	933,000	1,200,000	290,125	493,490
Chairman and Co-Chief	2005	906,000	700,000	263,000	455,021
Executive Officer	2004	884,000	700,000	268,000	428,401
André Desmarais [1]	2006	933,000	1,200,000	290,125	621,490
President and Co-Chief	2005	906,000	700,000	263,000	545,064
Executive Officer	2004	884,000	700,000	268,000	555,151
Michel Plessis-Bélair [1]	2006	721,000	550,000	74,750	495,880
Vice-Chairman	2005	700,000	400,000	66,000	474,411
and Chief Financial Officer	2004	683,000	400,000	78,000	457,891
Luc Jobin [2]	2006	670,000	300,000	81,025	53,400
Executive Vice-President	2005	562,500	300,000	261,000	983,500[4]
	–	–	–	–	–
Arnaud Vial [1]	2006	475,000	250,000	49,250	63,094
Senior Vice-President, Finance	2005	458,000	200,000	36,000	11,450
	2004	447,000	175,000	42,000	11,176
John A. Rae	2006	468,000	250,000	64,550	95,040
Executive Vice-President, Office of the	2005	454,000	100,000	57,000	84,120
Chairman of the Executive Committee	2004	443,000	100,000	68,000	82,540

[1] Denotes salary, bonus and all compensation paid to each such Named Executive Officer for his services both as an executive officer of the Corporation and with respect to his functions for PFC, a subsidiary of the Corporation.

[2] Mr. Jobin became Executive Vice-President on March 22, 2005.

[3] A substantial portion of this compensation, except in respect of Messrs. Jobin and Vial, represents board fees for services as a director of the Corporation and its subsidiaries. The Corporation's contribution to acquire shares under Power's Share Purchase Plan, which is offered to all employees of the Corporation, has also been included under this item.

[4] Including a one-time payment as reimbursement for compensation benefits foregone as a result of leaving prior employer.

MANDATORY SHARE OWNERSHIP BY SENIOR MANAGEMENT

Members of senior management of the Corporation are required to hold a certain minimum number of shares as described in the Report of the Compensation Committee on Executive Compensation in this Management Proxy Circular.

OPTION GRANTS IN LAST FINANCIAL YEAR

The table below shows information regarding grants of options to acquire Subordinate Voting Shares made to the Named Executive Officers under the Executive Stock Option Plan during the financial year ended December 31, 2006.

NAME	SECURITIES UNDER OPTIONS GRANTED [#][1]	PERCENTAGE OF TOTAL OPTIONS GRANTED TO EMPLOYEES IN FINANCIAL YEAR	EXERCISE PRICE [$/SECURITY]	MARKET VALUE OF SECURITIES UNDERLYING OPTIONS ON THE DATE OF GRANT [$/SECURITY]	EXPIRATION DATE
Paul Desmarais, Jr.	290,125	22	33.285	33.285	April 2, 2016
André Desmarais	290,125	22	33.285	33.285	April 2, 2016
Michel Plessis-Bélair	74,750	6	33.285	33.285	April 2, 2016
Luc Jobin	81,025	6	33.285	33.285	April 2, 2016
Arnaud Vial	49,250	4	33.285	33.285	April 2, 2016
John A. Rae	64,550	5	33.285	33.285	April 2, 2016

[1] Exercisable as to half on April 3, 2009 and the balance on April 3, 2010.

AGGREGATED OPTION EXERCISES IN LAST FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

The following table summarizes for each of the Named Executive Officers the number of Subordinate Voting Shares of the Corporation acquired pursuant to the exercise of options under the Power Executive Stock Option Plan during the financial year ended December 31, 2006, the aggregate value realized upon exercise and the total number of Subordinate Voting Shares of the Corporation covered by unexercised options held at December 31, 2006.

NAME	SECURITIES ACQUIRED ON EXERCISE (#)	AGGREGATE VALUE REALIZED ($)	UNEXERCISED OPTIONS AT YEAR-END (#) EXERCISABLE/UNEXERCISABLE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS AT YEAR-END ($) EXERCISABLE/UNEXERCISABLE
Paul Desmarais, Jr.	1,080,000	21,366,170	2,550,000 / 821,125	51,512,719 / 3,829,616
André Desmarais	540,000	13,477,274	3,240,000 / 821,125	66,399,038 / 3,829,616
Michel Plessis-Bélair	–	–	270,000 / 218,750	4,759,425 / 1,060,734
Luc Jobin	–	–	– / 342,025	– / 1,014,620
Arnaud Vial	–	–	418,020 / 127,250	8,431,107 / 590,716
John A. Rae	50,000	894,219	469,756 / 189,550	9,051,914 / 921,748

PENSION BENEFITS

The Corporation has a Supplementary Executive Retirement Plan (the "SERP") pursuant to which pension benefits may become payable to certain of the executive officers of the Corporation or any subsidiary of the Corporation (collectively, the "Power group"), as may be designated for participation by the Compensation Committee of the Board of Directors. The Named Executive Officers participate in the SERP.

The following table sets forth the annual pension benefits payable at normal retirement age under the SERP and the Corporation's basic pension plan for the years of service and remuneration levels shown.

REMUNERATION	YEARS OF SERVICE		
	5	10	15 OR MORE
$400,000	$72,000	$152,000	$232,000
$500,000	$92,000	$192,000	$292,000
$750,000	$142,000	$292,000	$442,000
$1,000,000	$192,000	$392,000	$592,000
$1,250,000	$242,000	$492,000	$742,000
$1,500,000	$292,000	$592,000	$892,000
$1,750,000	$342,000	$692,000	$1,042,000
$2,000,000	$392,000	$792,000	$1,192,000
$2,250,000	$442,000	$892,000	$1,342,000

Under the SERP, a participant becomes entitled to a maximum annual pension at normal retirement age equal to 60 per cent of the average of the highest 3 years of the participant's compensation out of the final 10 years of credited service, less the annual amount of the participant's pension under the Corporation's basic pension plan available to all employees and less the amount of the benefits payable under the Canada Pension Plan or the Québec Pension Plan on the date of retirement. The participant's average compensation covered under the SERP is calculated based on salary and bonuses received in respect of all Power group positions during the participant's final 10 years of credited service. Entitlement to the maximum supplementary pension under the SERP requires 15 years of credited service with the Power group. The amount of the supplementary pension is reduced by 6 ⅔ per cent for each year of credited service with the Power group less than 15. No benefit is payable to a participant with less than 5 years of credited service at retirement. Normal retirement age under the SERP is 62 years. In the event of retirement prior to normal retirement age, the supplementary pension earned to the date of early retirement becomes payable, provided the participant has completed 10 years of credited service with the Power group, but is subject to a reduction in the supplementary pension benefit of 6 per cent for each year by which the retirement precedes age 60. Early retirement may not be elected prior to age 55.

Respective years of credited service under the SERP as of December 31, 2006 for the Named Executive Officers are as follows: Mr. Paul Desmarais, Jr., more than 15 years; Mr. André Desmarais, 14.58 years; Mr. Michel Plessis-Bélair, more than 15 years; Mr. Luc Jobin, 1.88 years; Mr. Arnaud Vial, 9.83 years and Mr. John A. Rae, more than 15 years.

EMPLOYMENT CONTRACT

The Corporation has entered into an employment contract with Mr. Luc Jobin relating to his appointment as Executive Vice-President of the Corporation. The contract provides for an annual compensation including base salary, bonuses and board fees amounting to a minimum of $1,000,000. Mr. Jobin is also entitled to an annual grant of stock options, based upon his salary amount. The contract provides that in the event Mr. Jobin is terminated without cause, he will be entitled to an amount equal to two years base salary at such time. Based on his current base salary, the amount would be $1,340,000.

EQUITY COMPENSATION PLANS

The Corporation has an executive stock option plan (the "Executive Stock Option Plan") pursuant to which options on 9,949,897 Subordinate Voting Shares are presently outstanding and options on 4,131,025 Subordinate Voting Shares are available for issuance. Options currently outstanding and options available for issuance under the Executive Stock Option Plan represent approximately 2.5 per cent and 1.0 per cent, respectively, of the aggregate Voting Shares of the Corporation outstanding. Accordingly, there are 14,080,922 Subordinate Voting Shares reserved for issuance representing approximately 3.5 per cent of the aggregate Subordinate Voting Shares of the Corporation outstanding. The Executive Stock Option Plan was accepted by the TSX and was approved by shareholders on May 10, 1985. Amendments to the number of shares available for issuance under the Executive Stock Option Plan have also been approved by the Corporation's shareholders from time to time.

The Executive Stock Option Plan provides for the grant of options to key employees of Power and its subsidiaries, as designated by the Compensation Committee. The Compensation Committee determines the number of Subordinate Voting Shares to be covered by each such option and determines, subject to the Executive Stock Option Plan, the terms of each such option. The options are granted for a period of not more than ten years, although a shorter option period may be established by the Compensation Committee. Generally, options granted prior to March 2004 vest on the basis of [i] as to the first 25 per cent, one year from the date of grant; [ii] as to the next 25 per cent, two years from the date of grant; and [iii] as to the remaining 50 per cent, three years from the date of grant. Options granted since March 2004 generally vest on the basis of [i] as to the first 50 per cent, three years from the date of grant and [ii] as to the remaining 50 per cent, four years from the date of grant. Options may be exercised earlier in the event of death, disability or a change of control of the Corporation. The number of Subordinate Voting Shares reserved for issuance to any one person pursuant to options is limited to five per cent of the outstanding Voting Shares.

The options granted under the Executive Stock Option Plan permit option holders to purchase Subordinate Voting Shares of the Corporation on payment of the subscription price. The subscription price is established by the Compensation Committee and is not less than the market value of Subordinate Voting Shares on the date of the grant. The market value of Subordinate Voting Shares is calculated by taking the average of the high and low prices of Subordinate Voting Shares on the TSX on the immediately preceding trading day, or if two or more sales of Subordinate Voting Shares have not been reported for that day, the average of the bid and ask for the Subordinate Voting Shares on such day.

Unless otherwise determined by the Compensation Committee, options terminate upon the earlier of the date first established by the Compensation Committee and [i] three years from termination of employment by reason of death; [ii] three years from the date of death in the event of the death of a retiree holding stock options; [iii] 12 months from termination of employment other than by reason of death, disability, retirement or dismissal for fraud or wilful fault or neglect; [iv] the date of termination of employment by reason of dismissal for fraud or wilful fault or neglect; and [v] the date of termination of employment in the case of an employee with less than one year's service at the date of grant. The termination date of an option, as first established by the Compensation Committee, will not change as a result of a change of control of the Corporation unless the option holder agrees to an earlier termination date for such option.

The Board approved certain amendments to the Executive Stock Option Plan on March 21, 2007. Prior to the amendments, options were not assignable other than by will or succession law. Pursuant to the amendments, options are not assignable other than by will or succession law, except, if and on such terms as the Committee may permit, options can be transferred to certain of the optionee's family members, or trusts or holding companies controlled by the optionee, in which case the options shall continue to be subject to the Executive Stock Option Plan as if the optionee remained the holder thereof. As well, pursuant to the amendments, the Executive Stock Option Plan provides that the number of Subordinate Voting Shares issuable to insiders (as defined under TSX rules for this purpose) at any time under options issued and outstanding pursuant to the Executive Stock Option Plan and under any other security-based compensation arrangements (also as defined under applicable TSX rules) of the Corporation shall not exceed in the aggregate 10 per cent of the Corporation's total issued and outstanding Voting Shares and that the number of Subordinate Voting Shares issued to insiders within any one year period under options issued and outstanding pursuant to the Executive Stock Option Plan and under any other security-based compensation arrangements of the Corporation shall not exceed in the aggregate 10 per cent of the Corporation's total issued and outstanding Voting Shares.

For other amendments made to the Executive Stock Option Plan by the Board which were approved on March 21, 2007, shareholder approval is required to be obtained. These amendments are described below under "Amendments to Executive Stock Option Plan".

The following table shows the number of securities authorized for issuance under equity compensation plans. The only equity compensation plan under which shares of the Corporation may be issued is the Executive Stock Option Plan.

AT DECEMBER 31, 2006	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS [EXCLUDING SECURITIES REFLECTED IN COLUMN [A]]
Plan Category	[A]	[B]	[C]
Equity compensation plans approved by security holders	12,194,835	19.98	4,131,025
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	12,194,835	19.98	4,131,025

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

COMPOSITION OF COMPENSATION COMMITTEE

The Board of Directors of the Corporation has appointed a Compensation Committee (the "Committee") composed of Messrs. Donald F. Mazankowski, Jerry E.A. Nickerson and James R. Nininger. These three Directors are independent of the Corporation in the Board's view and within the meaning of the Instruments, as more fully described in the Statement of Corporate Governance Practices section later in this Management Proxy Circular.

The following is the Committee's report regarding the compensation of the executive officers of the Corporation for 2006.

MANDATE OF THE COMMITTEE

The mandate of the Committee is determined by the Corporation's Board of Directors and is described in summary in the Statement of Corporate Governance Practices section below in this Management Proxy Circular.

The Committee retained the services of Towers Perrin to assist with preparing information for, and offering advice to, the Committee. Their services typically include performing competitive reviews of senior executive and Board compensation levels and trends. Towers Perrin also provides retirement and benefit consulting services to the Corporation.

EXECUTIVE COMPENSATION POLICY

Power's executive compensation policy has been designed to support the vision and mission of a diversified management and holding company. The primary objective of the Corporation is to generate sustained added-value for shareholders over the long term.

The Committee considers it important that total compensation (cash and all other employment related costs incurred by the Corporation) reflects the Corporation's entrepreneurial roots and corporate culture. When assessing the various elements of executive compensation, the relative weighting allocated to cash compensation versus options, or annual as opposed to long-term incentives, is not quantified by the Committee on the basis of a formulaic approach. The Committee reviews each compensation element in the context of the compensation mix (fixed versus variable) determined in accordance with the Corporation's executive compensation policy. The main objectives of the Corporation's executive compensation policy are to:

› attract and retain key executive talent with the knowledge and expertise required to develop and execute the business strategies of a major international holding organization,

› provide executives with a total compensation package competitive with that offered by other large global organizations based in North America, and

› ensure that long-term incentive compensation is a major component of total compensation.

To determine competitive compensation for executive positions, the Committee may review data from reference groups which include large financial services and management holding companies. The reference groups are composed of Canadian and, where appropriate, U.S.-based companies, thus allowing the Corporation to offer its executives total compensation that is competitive in the North American market. The reference groups may change from time to time.

The review entails all forms of compensation and the Committee considers a number of factors and performance indicators, including the financial return of the Corporation relative to the reference group. The comparative evaluation is not based on a mathematical formula that integrates specific, weighted performance measures, but rather the Committee qualitatively considers such factors in the context of the overall achievements of the Corporation, be they financial or strategic in nature.

BASE SALARY

The Committee reviews and approves the base salary for each executive, taking into account each executive's responsibilities, experience and performance. During the review, the Committee considers the total compensation of each executive to ensure it remains aligned with the Corporation's total compensation policy.

INCENTIVE COMPENSATION

The Committee believes it to be appropriate, in the context of a management holding company, to determine executive incentive compensation using a review and global assessment of the performance of the Corporation, in terms of financial results, achievements and strategic positioning, and specific individual contributions, among others, rather than strictly adhering to a formulaic approach.

ANNUAL BONUS

Bonuses may be paid to certain members of the executive team. The amount of individual bonuses is neither fixed nor defined as a percentage of annual salary, but rather is determined by factors including:

› financial performance of the Corporation for the year in absolute terms and compared with similar organizations,
› contribution to the execution of business plans,
› specific individual achievements,
› total compensation and alignment with the Corporation's policy.

STOCK OPTION PLAN

The Committee believes that stock options, with ten-year terms, are the most appropriate long-term incentive for the Corporation for reasons that include the following:

› stock options with appropriate vesting conditions are an effective means of attracting and retaining key executives,
› the executives only benefit if shareholder value increases over the long term.

In determining option grants, the Committee considers several factors, including the amount and terms of an executive's outstanding share options, how well his or her total compensation is aligned with the Corporation's executive compensation policy, as well as the underlying value of options granted to senior management of comparable companies. The factors considered, the companies making up the comparative group and the relative weighting allocated to these factors vary from time to time.

MANDATORY SHARE OWNERSHIP

The Committee believes that members of the executive team must own a significant amount of equity of the Corporation to further align their interests directly with those of the Corporation's shareholders.

Accordingly, members of the Corporation's senior management are required to hold shares of the Corporation with a minimum value determined as follows:

	MINIMUM OWNERSHIP REQUIREMENT [% OF ANNUAL BASE SALARY]
Co-Chief Executive Officers	600%
Executive/Senior Vice-Presidents and Chief Financial Officer	300%
Vice-Presidents	100%

The share ownership requirement must be met within five years of the later of: [a] their becoming a member of senior management of the Corporation and [b] April 2, 2004.

COMPENSATION OF THE CO-CHIEF EXECUTIVE OFFICERS

The Compensation of the Co-Chief Executive Officers is determined in accordance with the same executive compensation policy that applies to all other executives.

The compensation of the Co-Chief Executive Officers is determined by the Board of Directors (in the absence of any management Directors) upon the advice of the Committee. It consists of a base salary and may also include a bonus component. The Co-Chief Executive Officers may also participate in the Corporation's Executive Stock Option Plan and the contributory Share Purchase Plan.

The Committee bases its advice respecting the compensation of the Co-Chief Executive Officers on considerations that include:

› operating results and growth and development of the Corporation and its subsidiaries,
› the comparison of overall and specific measures of financial performance with similar organizations,
› leadership in establishing strategic direction,
› many aspects of managing, planning for and overseeing the development of the Corporation and its subsidiaries, and
› the Corporation's total compensation policy.

Jerry E.A. Nickerson (Chairman)
Donald F. Mazankowski
James R. Nininger

PERFORMANCE GRAPH

The following Performance Graph shows the yearly change in the cumulative total shareholder return on the Corporation's Subordinate Voting Shares compared with the S&P/TSX Composite Index, over the five-year period ended December 31, 2006.

The year-end values of each investment are based on share appreciation plus dividends paid in cash, with the dividends reinvested on the date they were paid.



FIVE-YEAR CUMULATIVE TOTAL RETURNS
Value of $100 invested on December 31, 2001
INDEX VALUE
$225
$200
$175
$150
$125
$100
$75
Power
S&P/TSX Composite Index
2001
2002
2003
2004
2005
2006
COMPOUND ANNUAL GROWTH
15.1%
13.1%
Note:
Power:
Assumes that all dividends were reinvested.
S&P/TSX Composite Index:
Total return index [all dividends reinvested].
Source: Bloomberg

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation has purchased liability insurance for its Directors and officers. The total amount of such insurance purchased and paid for by the Corporation and its subsidiary, PFC, for both groups is $50,000,000 at a cost of $475,670 per year with a retention amount (deductible) of $1,000,000.

APPOINTMENT OF AUDITORS

It is proposed to re-appoint Deloitte & Touche LLP as auditors of the Corporation at the Meeting, or any adjournment thereof, to hold office until the close of the next Annual Meeting of Shareholders. Except where authority to vote in respect of the appointment of auditors is withheld, the nominees named in the accompanying form of proxy will vote the shares represented thereby for the appointment of Deloitte & Touche LLP as auditors of the Corporation. The resolution to re-appoint Deloitte & Touche LLP will be passed, if approved, by a majority of the votes cast at the Meeting.

AMENDMENTS TO EXECUTIVE STOCK OPTION PLAN

In 2006, the TSX introduced new rules affecting stock option plans. The Board has amended the Corporation's Executive Stock Option Plan (herein the "Plan") to reflect the introduction of these new rules.

A description of the Plan is provided in this Management Proxy Circular under the heading "Equity Compensation Plans".

AMENDMENT PROCEDURES

The TSX strongly advises that stock option plans have detailed provisions that outline the types of amendments that require shareholder approval and those a listed company can make without shareholder approval. Before the TSX changed its rules, shareholder approval was required for a plan or option amendment if the TSX considered the amendment to be material, in addition to the matters, if any, specified in the plan to require shareholder approval. The objective of the new rules is to allow shareholders to determine the types of plan or option amendments that require shareholder approval. Under the new TSX rules, if a plan does not have a detailed amendment provision by June 30, 2007, every amendment after that date will require specific shareholder approval, even housekeeping amendments.

Although the Plan did provide that certain amendments required shareholder approval, as discussed below, the Board determined that it was advisable to amend the amendment provisions to expressly include certain matters required by the TSX and, in addition, certain additional matters where it was desirable to specify those matters as requiring shareholder approval for amendments. Accordingly, on March 21, 2007, the Board approved amendments to the amendment provisions in the Plan to provide that approval of the holders of the Voting Shares, by a majority

of votes cast by voting shareholders present or represented by proxy at a meeting, is required for the following amendments to the Plan or options granted under it:

1. increasing the number of Subordinate Voting Shares that can be issued under the Plan;
2. reducing the subscription price of an outstanding option, including a cancellation and regrant of an option in conjunction therewith constituting a reduction of the subscription price of the option;
3. extending the term of any outstanding option;
4. permitting the grant of an option with an expiry date of more than ten years from the grant date;
5. expanding the authority of the Board to permit assignability of options beyond that currently contemplated by the Plan;
6. adding non-employee Directors to the categories of participants eligible to participate in the Plan;
7. amending the Plan to provide for other types of compensation through equity issuance;
8. increasing or deleting the percentage limit on shares issuable or issued to insiders under the Plan (being ten per cent of the Corporation's total issued and outstanding Voting Shares);
9. increasing or deleting the percentage limit on shares reserved for issuance to any one person under the Plan (being five per cent of the Corporation's total issued and outstanding Voting Shares); and
10. amending the amendment provisions other than as permitted under the TSX rules,

unless in any of the foregoing cases the change results from application of the anti-dilution provisions of the Plan.

Examples of the types of changes to the Plan or an option that the Board can make without approval of the holders of Voting Shares pursuant to the amendments include, without limitation:

1. housekeeping changes (such as a change to correct an inconsistency or omission or a change to update an administrative provision);
2. a change to the termination provisions for the Plan or for an option as long as the change does not permit the Corporation to grant an option with a termination date of more than ten years from the date of grant or extend an outstanding option's termination date beyond such date;
3. a change deemed necessary or desirable to comply with applicable law or regulatory requirements other than those specified above as requiring approval of the holders of the Voting Shares.

Prior to the foregoing amendments, under the provisions of the Plan, shareholder approval was required for the following amendments to the Plan or options granted under it:

1. materially increasing the benefits accruing to participants under the Plan;
2. increasing the number of Subordinate Voting Shares issuable pursuant to the Plan; and
3. materially modifying the requirements as to eligibility for participation in the Plan.

Under the amendments to the Plan described above, the foregoing list of matters requiring approval of the holders of Voting Shares for amendments has been replaced by the expanded list of matters requiring approval of the holders of Voting Shares for amendments described above.

BLACKOUT PERIODS

The TSX recognizes that many public companies have internal policies prohibiting certain employees from buying or selling the company's securities and, in some cases, from exercising stock options, during specific periods. The times that these restricted employees are not permitted to trade in a company's securities are often called "blackout periods". The TSX notice indicates that such policies are an example of good corporate governance. Such policies assist in fostering compliance with legal requirements that prohibit trading in a public company's securities when individuals have material information about the company that has not been released to the public. A blackout period is designed to prevent a person from trading with the knowledge of inside information that is not yet available to other shareholders or investors.

For example, a blackout period typically occurs during a specified period before and after the day that a company announces its quarterly or annual earnings. A blackout period might also arise during the time that a company has material undisclosed information about an important potential transaction it might be considering.

The TSX recognizes this may result in an unintended penalty to employees who are prohibited from exercising expiring options during a blackout period because of their company's internal trading policies. As a result, the TSX now permits companies to extend the term of options that would expire during a blackout period.

The Corporation has had, for some time, such an insider trading policy, which provides for blackout periods of the type described above.

The Board amended the Plan on March 21, 2007 to reflect the greater flexibility permitted by the TSX in this regard, so that if options granted under the Plan would otherwise expire during a blackout period or within ten business days of the end of such period, the expiry date of the option will be extended to the tenth business day following the end of the blackout period.

EXTENSION OF THE PLAN TO KEY ASSOCIATES

Participation in the Plan is currently limited to officers and employees of the Corporation and its subsidiaries. The Board believes that it would be in the best interests of the Corporation to amend the Plan so as to permit the Corporation, in the appropriate circumstances, to grant options to "key associates" (who are neither officers nor employees) whom the Corporation or its subsidiaries might wish to retain on a consulting or other basis.

Accordingly, on March 21, 2007, the Board approved an amendment to the Plan which will permit options to be granted to key associates of the Corporation.

RESOLUTION RELATING TO PLAN AMENDMENTS

The TSX has conditionally approved the foregoing amendments, subject to approval of the holders of the Voting Shares.

Under TSX rules, approval of the holders of the Voting Shares is required for the foregoing amendments.

The holders of the Voting Shares will be asked at the Meeting, or any adjournment thereof, to consider, and, if deemed advisable, adopt the following resolution:

> RESOLVED that the amendments to the Executive Stock Option Plan adopted by the Board of Directors of the Corporation on March 21, 2007 and described in the Management Proxy Circular dated March 21, 2007, be and they are hereby approved.

The Board recommends that holders of Voting Shares vote in favour of the resolution.

The nominees named in the accompanying form of proxy will vote the shares represented thereby in favour of the resolution.

In order to be approved, the resolution must be passed by a majority of the votes cast by the holders of the Voting Shares present in person or represented by proxy at the Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation believes in the importance of good corporate governance and the central role played by directors in the governance process. The Corporation believes that sound corporate governance is essential to the well being of the Corporation and its shareholders.

Power is an international management and holding company. It has had controlling shareholders since its beginnings in 1925. Its present controlling shareholder has held control since 1968 and today holds in the aggregate, directly or indirectly, or holds voting power over, shares carrying approximately 63 per cent of the votes. Power is not an operating company and a substantial portion of its interests are located outside Canada, specifically in the United States, Europe and Asia. These characteristics are important in any consideration of governance philosophy and practices as they apply to the Corporation.

In 2005, the CSA adopted National Policy 58-201–Corporate Governance Guidelines (the "Policy") which sets forth a number of suggested guidelines on corporate governance practices (the "CSA Guidelines"). Under the Policy, issuers are encouraged to consider the CSA Guidelines in developing their own corporate governance practices.

In the Board's view no single corporate governance model is superior or appropriate in all respects. The Board believes that the Corporation's governance system is effective and is appropriate to its circumstances, and that there are in place appropriate structures and procedures to ensure the Board's independence from management and to ensure that actual or potential conflicts of interest between the Corporation and its controlling shareholder are dealt with appropriately. Furthermore, any review of governance practices should include consideration of long-term returns to shareholders, as the Board believes this to be an important indicator of the effectiveness of a governance system.

BOARD OF DIRECTORS

The mandate of the Board, which it discharges directly or through one of the five Board Committees, is to supervise the management of the business and affairs of the Corporation, and includes responsibility for approving strategic goals and objectives, review of operations, disclosure and communication policies, oversight of financial and other internal controls, corporate governance, Director orientation and education, senior management compensation and oversight, and Director compensation and assessment. The Executive Committee has and may exercise all or any of the powers vested in and exercisable by the Board, except the power to do certain things as outlined in its Charter. The primary mandate of the Audit Committee is to review the financial statements of the Corporation and public disclosure documents containing financial information and to report on such review to the Board, to be satisfied that adequate procedures are in place for the review of the Corporation's public disclosure documents that contain financial information, to oversee the work and review the independence of the external auditors, and to review any evaluation of the Corporation's internal control over financial reporting. The primary mandate of the Compensation Committee is to approve compensation policies and guidelines for employees of the Corporation, to approve compensation arrangements for executives of the Corporation, to recommend to the Board compensation arrangements for the Directors and for the Co-Chief Executive Officers (the "Co-CEOs"), to oversee the management of incentive compensation plans and equity compensation plans, and to review succession plans for senior management. The primary mandate of the Related Party and Conduct Review Committee is to recommend to the Board procedures for the consideration and approval of transactions with the Corporation's controlling shareholder and to review and, if deemed appropriate, to approve such transactions. The primary mandate of the Governance and Nominating Committee is to oversee the Corporation's approach to governance issues, to recommend to the Board corporate governance practices consistent with the Corporation's commitment to high standards of corporate governance, to assess the effectiveness of the Board of Directors, of Committees of the Board and of the Directors, and to recommend to the Board candidates for election as Directors and for appointment to Board Committees.

[a] Independence of Directors

Lifeco and IGM are issuers controlled by the Corporation and certain senior officers of the Corporation and of PFC are members of the board of directors, governance and nominating and compensation committees of these entities. These senior officers have no relationship whatsoever with the issuers controlled by the Corporation and PFC, other than as directors.

The CSA Guidelines and Multilateral Instrument 52-110 and National Instrument 58-101 (the "Instruments") provide that a director is "independent" of an issuer if he or she has no direct or indirect relationship with the issuer which could, in the view of the issuer's board of directors, be reasonably expected to interfere with the exercise of the director's independent judgment. The Corporation's Board of Directors agrees with this approach to assessing director independence.

However, the Instruments go on to provide that a director is *deemed* to have such a direct or indirect relationship with an issuer (and thus not to be independent) if, among other things, the director is, or has been within the last three years, an executive officer or an employee of the issuer's parent corporation. The Board of Directors of the Corporation strongly disagrees with this view of *deemed* non-independence. The Board believes that the presumption that an executive officer of a parent corporation is unable to exercise independent judgment in discharging his or her duties to a subsidiary corporation is unfounded and without merit. In the view of the Board, the determination of director independence should be based upon whether or not the director is independent of the corporation's management, and whether or not the director has any other relationships with the corporation which could reasonably be expected to interfere with the exercise of the director's independent judgment. In the Board's view, that is a question of fact that should be determined by the issuer's board of directors on a case-by-case basis without reference to any presumptions such as that which the CSA has made in the Instruments.

The CSA has acknowledged the concerns expressed by some reporting issuers as to whether the CSA's view of director independence is appropriate to companies such as the Corporation and its publicly traded subsidiaries which have a majority shareholder. Thus, the Policy states that the CSA "intend(s), over the next year, to carefully consider these concerns in the context of a study to examine the governance of controlled companies" and that it "will consider whether to change how this Policy...treat(s) controlled companies". The Board of Directors of the Corporation notes the importance to investors, large or small, of this undertaking by the CSA.

[b] Resolution of Conflicts

It is the duty of the Board to supervise the management of the business and affairs of the Corporation for the benefit of all shareholders. In discharging this duty, the Board establishes procedures for the identification and resolution of conflicts that might arise between the interests of Power and the interests of its controlling shareholder.

Power has established a Related Party and Conduct Review Committee composed entirely of directors who are independent of management and independent of the Corporation's controlling shareholder. The mandate of the Related Party and Conduct Review Committee is to review transactions with the Corporation's controlling shareholder and to approve only those transactions that it deems appropriate.

Each of The Great-West Life Assurance Company (Great-West), London Life Insurance Company (London Life) and The Canada Life Assurance Company (Canada Life) is a regulated financial institution that is required by law to have a conduct review committee that establishes procedures for the review of proposed related party transactions to ensure that any such transactions are on terms and conditions at least as favourable to those companies as market terms and conditions. These conduct review committees are composed of directors who are independent of the management of Great-West, London Life and Canada Life and who are neither officers nor employees of the Corporation, PFC or any of their affiliates. Similarly, Lifeco and IGM have established their own conduct review committees composed entirely of directors who are independent of management and who are neither officers, employees nor directors of Power or PFC. PFC has also established its own Related Party and Conduct Review Committee composed entirely of directors who are independent of management and who are neither officers, employees nor directors of Power.

BOARD MEMBERSHIP

The Board of the Corporation is currently composed of 17 Directors. In the Board's view, 11 of the 17 current Directors, namely Pierre Beaudoin, the Honourable Paul Desmarais, Laurent Dassault, Paul Fribourg, Anthony R. Graham, the Right Honourable Donald F. Mazankowski, Jerry E.A. Nickerson, James R. Nininger, Robert Parizeau, Amaury de Seze and Emőke J.E Szathmáry are independent of management and have no other relationships that could reasonably interfere with the exercise of their independent judgment in discharging their duties to the Corporation.

The following Directors of the Corporation are also independent within the meaning of the Instruments, namely Pierre Beaudoin, Laurent Dassault, Paul Fribourg, Anthony R. Graham, the Right Honourable Donald F. Mazankowski, Jerry E.A. Nickerson, James R. Nininger, Robert Parizeau, Amaury de Seze and Emőke J.E. Szathmáry.

Paul Desmarais, Jr., Chairman and Co-Chief Executive Officer, André Desmarais, President and Co-Chief Executive Officer, Michel Plessis-Bélair, Vice-Chairman and Chief Financial Officer and John A. Rae, Executive Vice-President, Office of the Chairman of the Executive Committee of the Corporation, are not independent. Robert Gratton, Chairman of the Board of PFC and R. Jeffrey Orr, President and Chief Executive Officer of PFC, a subsidiary of Power, are also not independent.

The Honourable Paul Desmarais is deemed not to be independent within the meaning of the Instruments because he is the father of Messrs. André Desmarais and Paul Desmarais, Jr.

COMMITTEE MEMBERSHIP

The Audit Committee, the Related Party and Conduct Review Committee, and the Compensation Committee are composed entirely of Directors who are independent in the Board's view and within the meaning of the Instruments. The Executive Committee and the Governance and Nominating Committee include Directors who are independent in the Board's view and within the meaning of the Instruments.

MEETINGS OF INDEPENDENT DIRECTORS

The Chairman of the Board is responsible for ensuring that the Directors who are independent of management have opportunities to meet without management present. All independent Directors are encouraged by the Chairman of the Board to have open and candid discussions with the Chairman or with the Co-Chief Executive Officers.

The Board has adopted a policy relating to meetings of independent Directors at Board and Committee meetings. The Directors on the Board who are independent of management meet at least once annually without members of management present. The Audit Committee, the Related Party and Conduct Review Committee, and the Compensation Committee are composed entirely of Directors who are independent in the Board's view and within the meaning of the Instruments. Under the policy, each of these committees are to meet without members of management as follows: Audit Committee – four times per year, Related Party and Conduct Review Committee and Compensation Committee – at every meeting.

BOARD AND COMMITTEE MANDATES

The Board has adopted a Charter for itself and for each of its five committees. The Board Charter is attached as Schedule "B". The mandates of all five committees are described earlier in summary in this Corporate Governance section.

CHAIRMAN OF THE BOARD

The Board believes it is appropriate in a management and holding company such as Power, with a controlling shareholder, that the positions of the Chairman of the Board and Co-Chief Executive Officer overlap. The Board has implemented structures and procedures to provide assurance that the Board can act independently of management. A majority of the Board is independent in the Board's view and within the meaning of the Instruments. The Audit Committee, the Related Party and Conduct Review Committee and the Compensation Committee are constituted entirely with Directors who are independent in the Board's view and within the meaning of the Instruments. The Executive Committee and the Governance and Nominating Committee include Directors who are independent in the Board's view and within the meaning of the Instruments.

DIRECTOR AFFILIATIONS AND ATTENDANCE

Additional information relating to Directors standing for election, including other public company boards on which they serve as well as their attendance records for all Board and Committee meetings for the year ended December 31, 2006, can be found in the sections entitled "Election of Directors" and "Board of Directors" — Meetings Held and Attendance of Directors" above in this Management Proxy Circular.

The Corporation believes that the interests of the Corporation, a holding company, are well served by the experience of and expertise in the affairs of its group companies that is brought to the Corporation by those Directors who also serve on the boards of affiliates. Over the years, Power has sought to increase the number of Directors with such interlocks. Their presence enriches the discussion and enhances the quality of governance of the Corporation's Board and at the other group boards on which they serve.

CHAIRMEN AND CO-CEOS POSITION DESCRIPTIONS

The Board has approved written position descriptions for the Chairman of the Board and for the Chairman of each Board Committee. In general terms, the Chairman of the Board and the Chairmen of the Board Committees are responsible for ensuring that the Board or Committee is able to fulfill its duties and responsibilities in an effective manner, for planning and organizing the activities of the Board or of the Committee, for ensuring that delegated Committee functions are carried out and reported as necessary, for facilitating effective interaction with management, and for engaging outside advisers where necessary.

The Board has approved a written position description for the Co-CEOs. In general terms, the Co-CEOs are responsible for managing the strategic and operational performance of the Corporation in accordance with the goals, policies and objectives set from time to time by the Board, including developing for the Board's consideration and approval the Corporation's financial plan and developing sound operating strategies to implement such plan, for managing the day-to-day operations of the Corporation, for setting an operational environment that is performance driven, for assisting the Board with succession planning, and for representing the Corporation to its major stakeholders.

ORIENTATION AND CONTINUING EDUCATION

Director orientation and education is conducted under the aegis of the Chairman of the Board. Newly elected Directors are provided with orientation as to the nature and operation of the business and affairs of the Corporation and the Corporation's major operating subsidiaries, as to the role of the Board and its Committees and as to the contributions that individual Directors are expected to make. Directors are periodically updated in respect of these matters.

In order to orient new Directors as to the nature and operation of the Corporation's business, they are also given the opportunity to meet with members of the Corporation's executive management team and with members of the executive management teams of the Corporation's major operating subsidiaries to discuss the Corporation's businesses and activities.

ETHICAL BUSINESS CONDUCT

The Board has adopted a written Code of Business Conduct and Ethics (the "Code of Conduct") that governs the conduct of the Corporation's Directors, officers and employees. A copy of the Code of Conduct is available on SEDAR (www.sedar.com), or may be obtained by contacting the Corporation's General Counsel and Secretary.

The Board oversees compliance with the Code of Conduct through the Corporation's General Counsel and Secretary who monitors compliance with the Code of Conduct and reports to the Audit Committee on such compliance at least annually. Directors, officers and employees who believe that a violation of the Code of Conduct or any law, rule or regulation has been or is likely to be committed have an obligation to promptly report the relevant information to an appropriate supervisor or, in the case of Directors and senior officers, to the General Counsel. Alternatively, in any case, the violation or potential violation may be reported to the Chairman, the Co-CEOs or any member of the Audit Committee, as appropriate, in accordance with the Corporation's procedures. Directors and officers of the Corporation are required to confirm annually their understanding of, and agreement to comply with, the Code of Conduct (which contains the Corporation's conflict of interest policy). There have been no material change reports filed that pertain to any conduct of a Director or executive officer that constitutes a departure from the Code of Conduct. In order to ensure that Directors exercise independent judgment in considering transactions and agreements in respect of which a Director or an executive officer has a material interest, the Director or executive officer having a conflict of interest must declare his/her interest and, if requested by any other Director, excuse himself or herself from the meeting during the consideration of that particular matter. Such Director may not vote on such matter. Potential conflicts that may arise between the Corporation and its controlling shareholder are dealt with by the Related Party and Conduct Review Committee as described earlier in this Management Proxy Circular.

NOMINATION AND ASSESSMENT OF DIRECTORS

The Board has established a Governance and Nominating Committee which is responsible for identifying new candidates for Board nomination and for recommending to the Board qualifications for Directors including, among other things, the competencies, skills, experience, and level of commitment required to fulfill Board responsibilities. After considering the competencies and skills that existing Directors possess and that each new nominee will bring to the Board, and after considering the appropriate level of representation on the Board by Directors who are independent, the Committee identifies candidates qualified for Board membership, and recommends to the Board nominees to be placed before the shareholders at the next annual general meeting.

The Committee, and subsequently the Board, is mindful of the importance of having a Board with a balance of competencies, skills and experience as well as geographic representation. The Committee and the Board believe that these factors and the continuity of membership are critical to the Board's efficient operation.

The Corporation has adopted a form of proxy which gives shareholders the ability to vote for or withhold from voting for each individual Director proposed for election to the Board of Directors of the Corporation.

COMPENSATION COMMITTEE

The Board has established a Compensation Committee, which is responsible for approving (or, in the case of the Co-CEOs, recommending to the Board for approval) the compensation for the executives of the Corporation. The Compensation Committee also recommends to the Board for approval the compensation arrangements for the Directors, for the Chairman of the Board, for the Chairmen of Board Committees and for members of Board Committees. The Compensation Committee also approves compensation policies and guidelines applicable to employees, it recommends for approval by the Board such incentive compensation plans, equity compensation plans, registered pension plans, supplemental pension plans and other compensation plans for employees as it deems appropriate, and it oversees the management of the Corporation's incentive compensation plans and equity compensation plans.

Further particulars of the process by which compensation for the Corporation's Directors and officers is determined is set forth above in this Management Proxy Circular.

ADDITIONAL INFORMATION

Upon request to the Secretary of the Corporation at 751 Victoria Square, Montréal, Québec, Canada, H2Y 2J3, the Corporation shall provide to any person or company, one copy of: [i] the Corporation's latest annual information form ("AIF"), together with any document, or the pertinent pages of any document, incorporated therein by reference, [ii] the financial statements of the Corporation for its most recently completed financial year in respect of which such financial statements have been issued, together with the report of the auditors thereon, management's discussion and analysis of operating results ("MD&A") and any interim financial statements of the Corporation issued subsequent to the annual financial statements together with related MD&A; and [iii] the information circular of the Corporation in respect of the most recent annual meeting of its shareholders. The Corporation may require the payment of a reasonable charge when the request is made by someone who is not a security holder thereof, unless securities of the Corporation are in the course of a distribution pursuant to a short form prospectus, in which case such documents will be provided free of charge.

Financial information is provided in the Corporation's financial statements and MD&A for its most recently completed financial year.

Information relating to the Audit Committee can be found in the section of the AIF entitled "Audit Committee".

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.

APPROVAL BY DIRECTORS

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors.



Montréal, Québec
March 21, 2007

Edward Johnson
Senior Vice-President, General Counsel
and Secretary

SCHEDULE A

SHAREHOLDER PROPOSALS

The Corporation is required by applicable law to attach the following proposals, and the related supporting statements, to the Management Proxy Circular. The Corporation has, and assumes, no responsibility for the content of such proposals and related supporting statements, including the opinions expressed or the accuracy of any statements contained therein. For the reasons set forth below each proposal under Board and Management Statement, the Board of Directors recommends that shareholders vote AGAINST each such proposal.

In the context of its regular review of the Corporation's governance practices, the Board adopted on March 21, 2007 a Corporate Social Responsibility Statement (the "Statement"), which is available on the Corporation's Web site at www.powercorporation.com. The Ethical Funds Company ("Ethical Funds"), 800-1111 West Georgia Street, Vancouver, British Columbia, had submitted a proposal in December 2006 requesting the Corporation to prepare a report to shareholders disclosing how it is developing policies that promote and protect human rights. Following the adoption of the Statement by the Corporation, Ethical Funds withdrew its proposal.

The Mouvement d'éducation et de défense des actionnaires ("MÉDAC"), 82 Sherbrooke Street West, Montréal, Québec H2Y 1X3 has submitted the following five shareholder proposals for consideration at the Meeting.

PROPOSAL 1

It is proposed that the following be disclosed to the shareholders in the Corporation's annual report: the names of the compensation "experts", the term of their contracts, the amounts paid to them, the firm they are with, the assessment table they use and, where applicable, any other form of compensation paid to them or to the firms with which they are associated.

Over the past few years the stratospheric compensation of executives of public corporations has become the subject of universal reproof. It is time for shareholders to put an end to it. Jean-François Khan, one of the top French media executives, writes: (Translation) *"When big bosses vote themselves gargantuan compensation, golden parachutes and astronomical bonuses, we are witnessing an incredible disconnect from reality, a form of calculated insanity. Nobody is 600 times more intelligent than somebody else, much less 1,400 times more. There should be a 90% tax on stock options."*

The culture of greed and self-indulgence that has taken hold at many public corporations contributes to the corruption and wrongdoing which has led to the many scandals quickly spreading throughout the industrialized world.

Board and Management Statement:

The shareholders elect the Board of Directors to oversee the management of the business and affairs of the Corporation. One of the Board's primary functions is to oversee the implementation of an executive compensation program in order to attract, retain and reward qualified and experienced executive officers. The Board, through its Compensation Committee, endeavours to motivate the executive officers to generate superior long-term performance and, as such, has the responsibility to design appropriate compensation arrangements for the Corporation's management team.

To assist in obtaining the information it needs to make informed decisions and to keep abreast of market trends and best practices regarding officer compensation, the Compensation Committee from time to time retains the services of an external compensation consulting firm to provide advice and information with respect to compensation matters.

In June 2005, after full consultation with stakeholders, the CSA enacted wide-ranging measures concerning corporate governance practices by issuers, including measures with respect to disclosure of the use of external compensation consultants. The Corporation fully complies with the requirements and provides the disclosure required in this regard by National Instrument 58-101 *Disclosure of Corporate Governance Practices*, in this Management Proxy Circular.

The Board of Directors recommends that shareholders vote AGAINST this proposal.

PROPOSAL 2

It is proposed that the compensation of executives be in relation to the employees' average salary, the Corporation's costs and its financial success.

The ratio between the compensation of executives, including stock options, and the average salary of the Corporation's employees should be disclosed. Compensation should be based on financial results. A recent study by the *Ontario Municipal Employees Retirement System* (OMERS) found no correlation between the financial success of over sixty publicly traded Canadian corporations and the compensation of management. We can therefore assume that the compensation of the Corporation's management is set arbitrarily, without regard for good governance principles and shareholders' interests.

Board and Management Statement:

In support of the Corporation's primary objective of generating sustained added-value for shareholders over the long term, the Corporation's executive compensation policy has been designed to attract and retain key executive talent with the knowledge and expertise required to develop and execute the Corporation's business strategies. To achieve this, the compensation policy must provide executives with a total compensation package competitive with that offered by other large global organizations based in North America.

The Board has established a Compensation Committee, composed exclusively of independent Directors, which is responsible for approving (or, in the case of the Co-CEOs, recommending to the Board for approval) the compensation for the executives of the Corporation, taking into account each executive's responsibilities, experience and performance. The Compensation Committee also approves compensation policies and guidelines applicable to employees, recommends for approval by the Board incentive compensation plans, equity compensation plans, registered pension plans, supplemental pension plans and other compensation plans for employees as it deems appropriate, and oversees the management of the Corporation's incentive compensation plans and equity compensation plans. Further particulars of the process by which compensation for the Corporation's Directors and officers is determined is set forth above in this Management Proxy Circular.

It is the Board's view that it is important that the Corporation provide competitive, performance-based compensation packages, rather than those based on an arbitrary formula. The Board believes that the Corporation's senior executive and employee compensation arrangements are appropriate and have succeded in driving performance for the benefit of all shareholders.

In fact, over the last ten years, the Corporation's operating earnings per share have grown consistently, year over year, from $0.52 in 1996 to $2.49 in 2006 for a compound annual growth rate of 17 per cent.

Another important indicator is the total return to shareholders. This figure represents share appreciation plus dividends received. Total returns for the 10-year period ending on December 31, 2006 were 10.0 per cent for the S&P/TSX Composite Index. This compares with 20.1 per cent for the Corporation. Put differently, $100 invested ten years ago in the TSX index would be worth $259 today. The same $100 invested in the Corporation would be worth $627.

The Board of Directors recommends that shareholders vote AGAINST this proposal.

PROPOSAL 3

It is proposed that the stock options allocated to executives be rigorously aligned with the Corporation's economic added value (EAV).

The stock options granted to management encourage short-term growth of share value, to the detriment of shareholders' interests. *"If options vest immediately, you might as well just give them cash and get it over with"*, says Robert Bertram, Executive Vice-President of the powerful Ontario Teachers' Pension Plan (Teacher's). *"Don't go through the illusion that you are trying to tie them into shareholder value. This is just giving them money.* [...] *Clearly, the shareholders' interests are not being taking care of in those plans"*.

The cost and exercising of options must therefore be linked to creating value for the shareholders. If earnings grow more quickly than debts, the economic added value is positive. If the economic added value (EAV) is positive, management has created value for the shareholders. If the EAV is negative, they have jeopardized shareholders' equity, even though the shares may trade at a higher price in the short term.

Board and Management Statement:

The Corporation's Executive Stock Option Plan and minimum shareholding requirements are designed to align the interests of senior executives with increased shareholder value over the long term. The Corporation believes that stock options, with ten-year terms, are an appropriate long-term incentive.

The Corporation issues stock options as part of the overall executive compensation package. In order to further align the interests of the Corporation's officers with those of shareholders, stock options are generally granted with ten-year terms, and for options granted since March 2004, generally vest on the basis of [i] as to the first 50 per cent, three years from the date of grant and [ii] as to the remaining 50 per cent, four years from the date of grant. Over the decade prior to 2004, options generally vested over a three-year period from the date of grant.

The Board of Directors is satisfied that stock options are a valuable and competitive compensation tool, and that the Corporation's Executive Stock Option Plan serves to align senior executive interests with increased shareholder value over the long term.

The Board of Directors recommends that shareholders vote AGAINST this proposal.

PROPOSAL 4

It is proposed that, as of not more than three years from the date hereof, a minimum of one-third of the Board of Directors of the Corporation be made up of women.

The percentage of women on the Corporation's Board of Directors is ridiculously low, a result of the old and archaic tradition that relegates women to the background in public corporations even though women represent over half of all university graduates. In Québec, one-half of all board positions of 24 Crown corporations will henceforth have to be filled by women. This example should be followed over the long term by the Corporation, whose current Board of Directors composition is a throwback to the stone ages, an example of the male dominated boards of the overwhelming majority of public corporations. Indeed, 30% of the boards of directors of Canadian corporations only have one woman, 12% have two; 4% have three; 1% have four and 1% have 5, a notable exception of which is the National Bank of Canada.

Board and Management Statement:

The Board believes that it has in place a thorough and effective mechanism for identifying candidates for Board nomination.

To achieve the numeric goal within the timeframe set out in the resolution would require a considerable increase in the size of the current Board. The Board believes that such an increase, based on arbitrary percentages for board composition, would not be in the best interests of the shareholders as a whole. The Board believes in the importance of having an increasing number of women on boards, and in business in general, and will continue to strive in that direction. The Board feels it can do so in a timely and diligent manner and in accordance with the Corporation's past practices for recruiting Directors, which is something this proposal would not allow.

The Board of Directors recommends that shareholders vote AGAINST this proposal.

PROPOSAL 5

It is proposed that the annual report include a detailed summary of the financial statements of the Corporation's subsidiaries.

Section 157[2] of the *Canada Business Corporations Act* states that *shareholders of a corporation and their personal representatives may on request examine the statements of its subsidiaries during the usual business hours of the corporation and make extracts free of charge.* When the Corporation denies a shareholder's request to examine statements, the shareholder incurs substantial legal fees, making the exercise of this right, which would be partially satisfied by the publication in the annual report of a summary of the financial statements of the Corporation's subsidiaries, difficult or impossible.

In reality, an informed shareholder can only exercise his right to vote if he has specific, audited information on all the Corporation's activities, including the subsidiaries whose financial statements are currently not available for shareholder review. A culture of secrecy is not in keeping with the principles of good governance. It is illogical and unnatural for a publicly traded corporation that makes use of public investment to be both open and closed at the same time!

Board and Management Statement:

The laws, regulations, rules and principles governing financial disclosure by publicly traded companies are detailed and thorough. The Corporation's disclosure complies with these requirements.

The Board of Directors believes that providing the information set out in the resolution would not add clarity to the annual report, but rather would create complexity that would not be of value to shareholders and would be detrimental to the Corporation or its subsidiaries.

The Board of Directors recommends that shareholders vote AGAINST this proposal.

SCHEDULE "B"

POWER CORPORATION OF CANADA

BOARD OF DIRECTORS CHARTER

SECTION 1. MEMBERSHIP

The Board of Directors (the "Board") shall consist of such number of directors, not greater than the maximum nor less than the minimum set out in the articles of the Corporation, at least a majority of whom shall be, at the time of each Director's election or appointment, resident Canadians.

SECTION 2. PROCEDURAL MATTERS

In connection with the discharge of its duties and responsibilities, the Board shall observe the following procedures:

1. **Meetings >** The Board shall meet at least four times every year, and more often if necessary, to discharge its duties and responsibilities hereunder. The Board may meet at any place within or outside of Canada.
2. **Advisers >** The Board may, at the Corporation's expense, engage such outside advisers as it determines necessary or advisable to permit it to carry out its duties and responsibilities.
3. **Quorum >** A quorum at any meeting of the Board shall be as fixed from time to time by the Board, but unless so fixed a majority of the Directors shall constitute a quorum.
4. **Secretary >** The Chairman (or, in the absence of the Chairman, the acting Chairman) of the Board shall appoint a person to act as secretary of meetings of the Board.
5. **Calling of Meetings >** A meeting of the Board may be called by the Chairman of the Board, a Deputy Chairman, the President or a majority of the Directors, on not less than 48 hours notice to the members of the Board specifying the place, date and time of the meeting. Meetings may be held at any time without notice if all members of the Board waive notice. If a meeting of the Board is called by anyone other than the Chairman of the Board, the person(s) calling such meeting shall so advise the Chairman of the Board.
6. **Board Meeting Following Annual Meeting >** As soon as practicable after each annual meeting of shareholders there shall be held, without notice, a meeting of such of the newly elected Directors as are then present, provided that they constitute a quorum, at which meeting the Directors may appoint officers, may appoint the Chairman of the Board, may appoint members to and the Chairman of each Board Committee, and may transact such other business as comes before the meeting.

SECTION 3. DUTIES AND RESPONSIBILITIES

The Board shall supervise the management of the business and affairs of the Corporation and shall exercise, as appropriate, the powers vested in and exercisable by the Board pursuant to applicable laws and regulations. Without limiting the generality of the foregoing, the Board shall have the following duties and responsibilities, which it may discharge either directly or indirectly through one or more Committees of the Board. In fulfilling its duties and responsibilities, the Board will rely on the information, advice and recommendations provided to it by management, but will exercise independent judgment:

1. **Strategic Planning >** The Board shall approve strategic goals and objectives for the Corporation and shall consider management's financial plan, which will be subject to approval by the Board.
2. **Review of Operations >** The Board shall:
   [a] monitor the implementation by management of the approved financial plan and shall monitor financial and operating results and other material developments;
   [b] monitor the implementation and maintenance by management of appropriate systems, policies, procedures and controls to manage the risks associated with the Corporation's businesses and operations;
   [c] approve significant acquisitions and dispositions, financings and other capital market transactions, capital management decisions, and other significant business and investment decisions and transactions; and
   [d] review and monitor those operational issues, including those of a regulatory nature, which in the view of management or the Board may have a potential material impact on the Corporation's ongoing business, affairs, and/or reputation.
3. **Disclosure and Communication Policies >** The Board shall:
   [a] approve policies with respect to the accurate, timely and full public disclosure of material information while maintaining confidentiality where necessary and permitted, and shall, where appropriate, review specific disclosure documents; and
   [b] approve appropriate communication policies respecting the communication of information to the Corporation's stakeholders and regulators.

4. **Financial Control >** The Board shall monitor the integrity of the Corporation's financial reporting systems and the effectiveness of the Corporation's internal controls and management information systems by:

   [a] overseeing the establishment and maintenance by management of appropriate internal and external audit and financial control systems;

   [b] reviewing reports provided by management on material deficiencies in, or material changes to, internal controls;

   [c] reviewing and approving the Corporation's annual and interim financial statements and Management's Discussion and Analyses, the Corporation's Annual Information Forms, and other public disclosure documents containing financial information; and

   [d] overseeing compliance with applicable audit, accounting and reporting requirements.

5. **Corporate Governance >** The Board shall oversee the development of the Corporation's approach to corporate governance, including the development of corporate governance policies, principles and guidelines, and shall approve such policies, principles and guidelines, as it deems appropriate.

6. **Senior Management >** The Board shall:

   [a] approve a position description for, and the appointment of, the Co-Chief Executive Officers (the "Co-CEOs") and approve their compensation in accordance with the Charter of the Compensation Committee;

   [b] approve the appointment of senior management, approve their compensation, and oversee the evaluation of their performance;

   [c] approve incentive compensation plans, equity compensation plans and other compensation plans for senior management, as appropriate; and

   [d] oversee the succession planning processes of the Corporation with respect to senior management.

7. **Director Orientation and Education >** All newly appointed Directors shall be provided with an orientation as to the nature and operation of the business and affairs of the Corporation and as to the role and responsibilities of the Board, of Board Committees and of each Director, and existing Directors shall be periodically updated in respect of the foregoing.

8. **Code of Conduct >** The Board shall support management in seeking to maintain a culture of integrity throughout the Corporation. The Board shall adopt a code of business conduct and ethics (the "Code") to promote integrity and deter wrongdoing that is applicable to Directors, officers and employees of the Corporation and that addresses, among other things, conflicts of interest (including procedures to identify and resolve conflicts and potential conflicts), protection and proper use of corporate assets and opportunities, confidentiality and use of confidential information, accounting complaints, fair dealing with all parties, compliance with applicable laws, rules and regulations and the reporting of illegal or unethical behaviour, and shall require management to establish processes and procedures to monitor compliance with the Code.

9. **Chairman of the Board >** The Board shall approve a position description for the Chairman of the Board.

10. **Board Committees >** The Board shall

    [a] establish an Audit Committee, an Executive Committee, a Related Party and Conduct Review Committee, a Compensation Committee and a Governance and Nominating Committee, and may establish such other Committees as it deems advisable to assist it in discharging its duties under this Charter, and may establish Committee charters and otherwise delegate to those Committees such duties and responsibilities as may be permitted by law and as it deems necessary or advisable; and

    [b] approve position descriptions for the Chairman of each Board Committee.

11. **Director Compensation and Assessment >** The Board shall:

    [a] approve compensation arrangements for the Directors, for the Chairman of the Board, and for the Chairmen and members of Board Committees; and

    [b] assess, on a regular basis, the structure, composition, effectiveness and contribution of the Board, of all committees of the Board, and of the Directors.

SECTION 4. ACCESS TO INFORMATION

The Board shall have access to all information, documents and records of the Corporation that it determines necessary or advisable to permit it to carry out its duties and responsibilities.

SECTION 5. REVIEW OF CHARTER

The Board shall periodically review this Charter and approve any changes that it deems appropriate.

Power Corporation of Canada
751, Victoria Square
Montréal, Québec, Canada H2Y 2J3
www.powercorporation.com

FINANCIAL HIGHLIGHTS

FOR THE YEARS ENDED DECEMBER 31 [in millions of dollars, except per share amounts]	2006	2005
Total revenue	**30,304**	26,561
Operating earnings	**1,166**	1,071
Operating earnings per participating share	**2.49**	2.32
Net earnings	**1,393**	1,053
Net earnings per participating share	**3.00**	2.28
Dividends paid per participating share	**0.76125**	0.6500
Consolidated assets	**132,687**	112,999
Consolidated assets and assets under administration	**342,197**	288,390
Shareholders' equity	**8,601**	7,259
Book value per participating share	**17.29**	14.39
Participating shares outstanding [in millions]	**451.5**	449.2

The Corporation uses operating earnings as a performance measure in analysing its financial performance.
For a discussion of the Corporation's use of non-GAAP financial measures, please refer to the Review of Financial Performance in this Annual Report.

TABLE OF CONTENTS

This Annual Report is designed to provide interested shareholders and others with selected information concerning Power Corporation of Canada For further information concerning the Corporation, shareholders and other interested persons should consult the Corporation's disclosure documents, such as its Annual Information Form and Management's Discussion and Analysis of Operating Results. Copies of the Corporation's continuous disclosure documents can be obtained at www.sedar.com, on the Corporation's Web site at www.powercorporation.com, or from the Office of the Secretary, at the addresses shown at the end of this report.

Readers should also review the note on page 12 in the Review of Financial Performance section concerning the use of Forward-Looking Statements, which applies to the entirety of this annual report.

In addition, selected information concerning the business, operations, financial condition, priorities, ongoing objectives, strategies and outlook of Power Corporation of Canada's subsidiaries and affiliates is derived from public information published by such subsidiaries and affiliates and is provided here for the convenience of the shareholders of Power Corporation of Canada. For further information concerning such subsidiaries and affiliates, shareholders and other interested persons should consult the Web sites of and other publicly available information published by such subsidiaries and affiliates

GROUP ORGANIZATION CHART


POWER CORPORATION OF CANADA
100%
GESCA LTÉE
66.4%
POWER FINANCIAL CORPORATION
CASH, INVESTMENTS & CORPORATE ASSETS
[1]
PARGESA HOLDING S.A.
70.6% [2]
GREAT-WEST LIFECO INC.
4.2%
3.5%
55.9%
IGM FINANCIAL INC.
100%
PUTNAM INVESTMENTS TRUST*
100%
GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
100%
THE GREAT-WEST LIFE ASSURANCE COMPANY
100%
LONDON LIFE INSURANCE COMPANY
100%
THE CANADA LIFE ASSURANCE COMPANY
100%
INVESTORS GROUP INC.
100%
MACKENZIE FINANCIAL CORPORATION

Above percentages denote participating equity interest as at December 31, 2006.

[1] Through its wholly owned subsidiary Power Financial Europe B.V., Power Financial Corporation held a 50 per cent interest in Parjointco N.V. Parjointco held a voting interest of 61.4 per cent and an equity interest of 54.1 per cent in Pargesa Holding S.A.

[2] 65 per cent direct and indirect voting interest

*On February 1, 2007, it was announced that Marsh & McLennan Companies, Inc. agreed to sell its interest in Putnam Investments Trust to Great-West Lifeco. The transaction is expected to close in the second quarter of 2007. Putnam has been included in this report as though the acquisition had been completed. The transaction is more fully described in the Review of Financial Performance section of this report at page 23.

The following abbreviations are used throughout this report: Power Corporation of Canada (Power Corporation or the Corporation); Bertelsmann AG (Bertelsmann); CITIC Pacific Limited (CITIC Pacific); Gesca Ltée (Gesca); Great-West Life & Annuity Insurance Company (Great-West Life & Annuity or GWL&A); Great-West Lifeco Inc. (Great-West Lifeco or Lifeco); Groupe Bruxelles Lambert (GBL); IGM Financial Inc. (IGM Financial or IGM); Investment Planning Counsel Inc. (Investment Planning Counsel); Investors Group Inc. (Investors Group); London Insurance Group Inc. (London Insurance Group); London Life Insurance Company (London Life); London Reinsurance Group Inc (London Reinsurance Group); Mackenzie Financial Corporation (Mackenzie Financial or Mackenzie); Pargesa Holding S.A. (Pargesa); Parjointco N.V. (Parjointco); Power Financial Corporation (Power Financial); Power Technology Investment Corporation (PTIC); Putnam Investments Trust (Putnam Investments or Putnam); The Canada Life Assurance Company (Canada Life); The Great-West Life Assurance Company (Great-West Life or Great-West).

POWER CORPORATION OF CANADA

Incorporated in 1925, Power Corporation of Canada is a diversified international management and holding company with interests in companies that are active in the financial services, communications and other business sectors. Power Corporation holds the controlling interest in Power Financial Corporation and a 100 per cent interest in Gesca and PTIC.

POWER FINANCIAL CORPORATION

holds the controlling interest in Great-West Lifeco and IGM Financial. Power Financial and the Frère group each hold a 50 per cent interest in Parjointco, which holds their indirect interest in Pargesa.

Great-West Lifeco

holds a 100 per cent interest in The Great-West Life Assurance Company and in Great-West Life & Annuity Insurance Company. Great-West holds 100 per cent of London Insurance Group, which in turn owns 100 per cent of London Life Insurance Company; Great-West also has 100 per cent of Canada Life Financial Corporation, which holds 100 per cent of The Canada Life Assurance Company. At December 31, 2006, Lifeco and its subsidiaries had more than $210 billion in assets under administration. The transaction respecting Putnam Investments Trust, announced February 1, 2007, is more fully described on page 23 of this report.

GREAT-WEST is a leading insurer in Canada offering a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations. Together with its subsidiaries, London Life and Canada Life, Great-West serves the financial security needs of more than 12 million Canadians.

LONDON LIFE offers Canadians financial security advice and planning through its Freedom 55 Financial division. London Life provides savings and investment, retirement income and individual life insurance products and mortgages in Canada, and operates internationally through its subsidiary London Reinsurance Group, a supplier of reinsurance in the United States and Europe.

CANADA LIFE provides insurance and wealth management products and services in Canada and internationally, primarily in the United Kingdom, Isle of Man, Republic of Ireland and Germany.

GREAT-WEST LIFE & ANNUITY operates in the United States, providing self-funded employee health plans for businesses, administering retirement savings plans for employees in the public/non-profit and corporate sectors, as well as providing annuities and life insurance for individuals and businesses.

PUTNAM INVESTMENTS is a Boston-based global money management firm with close to 70 years of investment experience. The company has approximately C$225 billion in total assets under management, including over 100 mutual funds, and offers a full range of financial products and services, both in the United States and globally, for individual and institutional investors.

IGM Financial

is one of Canada's premier personal financial services companies, and the country's largest manager and distributor of mutual funds and other managed asset products, with over $119 billion in total assets under management. The company serves the financial needs of Canadians through multiple distinct businesses including Investors Group, Mackenzie Financial and Investment Planning Counsel.

INVESTORS GROUP provides comprehensive financial planning, advice, and services, including investment, retirement, estate and tax planning, through a network of over 3,900 consultants to nearly one million Canadians. Investors Group offers investment management, securities, insurance, banking and mortgage products and services to its clients through integrated financial planning.

MACKENZIE FINANCIAL is a multidimensional financial services company with more than 100 mutual funds and is recognized as one of Canada's premier investment managers, providing investment advisory and related services in North America.

Pargesa Group

holds significant positions in five large companies based in Europe: Total (energy), Suez (energy, water, waste services), Imerys (specialty minerals), Lafarge (cement and building materials) and Pernod Ricard (wines and spirits).

GESCA

holds a 100 per cent interest in the Montréal daily newspaper *La Presse* and six other daily newspapers in the provinces of Québec and Ontario. Gesca also produces television programming, publishes specialty magazines and books, and operates several Internet sites.

POWER TECHNOLOGY INVESTMENT CORPORATION

is a wholly owned subsidiary of Power Corporation which invests in the biotechnology and technology sectors. In addition to its investments in Neurochem Inc. and Adaltis Inc., two public companies based in Montréal, PTIC also holds interests in various U.S.-based technology funds, as well as minority ownership positions in several companies.

Power Corporation of Canada's operating earnings for the year ended December 31, 2006 were $1,166 million or $2.49 per participating share, compared with $1,071 million or $2.32 per participating share in 2005, an increase of 7.6 per cent on a per share basis.

Growth in operating earnings reflects an increase in the contribution from subsidiaries, as well as an increase in results from corporate activities due to higher income from investments.

Other income was $227 million or $0.51 per participating share in 2006, and includes an amount of $236 million or $0.52 per share representing the impact of the gain recorded in the third quarter in connection with the sale by Groupe Bruxelles Lambert of its interest in Bertelsmann. In 2005, other items not included in operating earnings were a net charge of $18 million, or $0.04 per share.

Power Corporation's net earnings for 2006 were $1,393 million or $3.00 per participating share, compared with $1,053 million or $2.28 per share in 2005.

Dividends

Dividends paid in 2006 on the Corporation's Participating Preferred and Subordinate Voting Shares rose to 76.125 cents per share, compared with 65 cents per share in 2005, an increase of 17.1 per cent. Dividends were also increased during the year at Power Financial, Great-West Lifeco, IGM Financial and Pargesa.

Group Companies' Results

POWER FINANCIAL Power Financial Corporation's operating earnings for the year ended December 31, 2006 were $1,802 million or $2.46 per share, compared with $1,694 million or $2.33 per share in 2005. This represents a 5.7 per cent increase on a per share basis (11.6 per cent based upon Lifeco's net income on a constant currency basis).

The increase in operating earnings in 2006 reflects growth in the contribution from Power Financial's subsidiaries and affiliate.

Other items not included in operating earnings were $353 million or $0.50 per share in 2006, including primarily an amount of $356 million or $0.50 per share, representing the impact of the gain recorded in the third quarter in connection with the sale by GBL of its interest in Bertelsmann. In 2005, other items not included in operating earnings were a net charge of $33 million, or $0.05 per share, and were composed primarily of Power Financial's share, in the amount of $31 million or $0.05 per share, of provisions for expected losses arising from hurricane damage recorded by Lifeco.

As a result, net earnings were $2,155 million or $2.96 per share in 2006, compared with $1,661 million or $2.28 per share in 2005.

GREAT-WEST LIFECO Great-West Lifeco reported net income attributable to common shareholders of $1,875 million for the twelve months ended December 31, 2006, compared with $1,742 million in 2005. On a per share basis, this represented $2.104 per common share for 2006, an increase of 8 per cent (15 per cent on a constant currency basis), compared with $1.955 per common share for 2005. The 2005 results included restructuring charges and provisions for expected losses arising from hurricane damage for an aggregate amount of $60 million after tax, or $0.067 per common share.

Reported earnings in 2006 for Great-West Lifeco were impacted by movement in foreign currency translation rates, as well as the expiry of favourable forward foreign exchange contracts. Absent these items, net income attributable to common shareholders in 2006 would have been approximately $132 million higher than reported. On a constant currency basis, earnings per common share for the full year increased 15 per cent, as mentioned above.

Return on common shareholders' equity, excluding charges and provisions mentioned above, was 20.1 per cent for the twelve months ended December 31, 2006. Assets under administration at December 31, 2006 totalled $210.6 billion, up $33.3 billion from December 31, 2005 levels.

Consolidated net earnings of the Canadian segment of Great-West Lifeco attributable to common shareholders for the twelve months ended December 31, 2006 were up 16 per cent to $893 million, from $773 million in 2005. Total sales for the twelve months ended December 31, 2006 were $8.3 billion, an increase of 27 per cent over 2005 levels. Total assets under administration at December 31, 2006 were $94.6 billion, up $6.5 billion from December 31, 2005.

Consolidated net earnings of the United States segment of Great-West Lifeco attributable to common shareholders for the twelve months ended December 31, 2006 decreased 2 per cent to US$452 million from US$459 million at December 31, 2005. In Canadian dollars, earnings for the twelve months ended December 31, 2006 were $511 million, compared with $606 million in 2005. Total sales for the twelve months ended December 31, 2006 were US$2.3 billion, an increase of 15 per cent over 2005 levels. Total assets under administration of US$41.2 billion at December 31, 2006 were up $3.3 billion from December 31, 2005.

Consolidated net earnings of the European segment of Great-West Lifeco include operating results denominated in British pounds sterling, euros, U.S. dollars and Canadian dollars. For the twelve months ended December 31, 2006, on a constant currency basis, net earnings attributable to common shareholders increased 34 per cent. In Canadian dollars, 2006 earnings were $486 million, compared with $399 million for 2005. Total sales for the twelve months ended December 31, 2006 were $10.1 billion, an increase of 24 per cent on a constant currency basis over 2005 levels. Total assets under administration at December 31, 2006 were $67.8 billion, up $22.9 billion from December 31, 2005.

IGM FINANCIAL IGM Financial reported net income for the year ended December 31, 2006 of $776.7 million. This amount included a $13.7 million ($0.05 per share) non-cash income tax benefit recorded in the second quarter resulting from decreases in the federal corporate income tax rates and their effect on the future income tax liability related to certain intangible assets. Diluted earnings per share on this basis were $2.90. Net income for 2006, excluding this item, was $763.0 million, compared with net income of $682.4 million in 2005, an increase of 11.8 per cent. Diluted earnings per share on the same basis were $2.85, compared with earnings per share of $2.56 in 2005, an increase of 11.3 per cent.


OPERATING EARNINGS PER SHARE
[PRESENTED ON A POST-SUBDIVISION BASIS]
[IN DOLLARS]
3.00
2.00
1.00
0
2002
2003
2004
2005
2006
1.54
1.76
2.08
2.32
2.49


ANNUALIZED DIVIDENDS
[IN DOLLARS]
0.90
0.60
0.30
0
2002
2003
2004
2005
2006
0.41
0.49
0.58
0.68
0.79

Gross revenues for the year ended December 31, 2006 were $2.60 billion, compared with $2.35 billion in the prior year. Operating expenses were $1.49 billion for 2006, compared with $1.37 billion in 2005. Total assets under management at December 31, 2006 totalled $119.4 billion. This compares with total assets under management of $100.2 billion at December 31, 2005, an increase of 19.1 per cent.

Return on average common equity for the twelve months ended December 31, 2006, excluding the non-cash income tax benefit, was 20.3 per cent, compared with return on average common equity of 20.0 per cent for the same period in 2005.

For IGM Financial's Investors Group unit, mutual fund assets under management at December 31, 2006 were $58.2 billion, compared with $50.7 billion at December 31, 2005, an increase of 14.8 per cent. The number of Investors Group consultants was 3,917 at December 31, 2006, up from 3,668 at December 31, 2005. Investors Group has experienced ten consecutive quarters of growth in the number of consultants resulting in an increase of more than 22 per cent in the consultant network since June 30, 2004.

Mutual fund sales for 2006 were $6.2 billion, compared with $5.5 billion in the prior year. Investors Group's twelve-month trailing redemption rate (excluding money market funds) was 7.9 per cent at December 31, 2006, down from 8.7 per cent at the same time last year. Mutual fund net sales were $1.3 billion, compared with $778 million a year ago.

For IGM Financial's Mackenzie Financial unit, total assets under management at December 31, 2006 were $61.5 billion. This compares with assets under management of $49.9 billion at December 31, 2005, an increase of 23.4 per cent. Mutual fund assets under management at December 31, 2006 were $46.6 billion, an increase of 12.0 per cent, compared with $41.6 billion one year ago.

Mackenzie's total sales for 2006 were $11.7 billion, compared with $11.1 billion in the prior year. Total net sales were $2.2 billion, compared with $3.5 billion in 2005.

PARGESA Power Financial holds a 54.1 per cent equity interest in Pargesa, together with the Frère group of Belgium. Pargesa reported operating earnings of SF539 million in 2006, compared with SF509 million in 2005. Growth in operating earnings reflects an increase in the contribution from all of Pargesa's holdings, the impact of dividends received for the first time from Lafarge, and higher contribution from corporate activities, partly offset by the fact that Bertelsmann contributed to earnings for only six months in 2006.

In addition, Pargesa recorded non-operating earnings in 2006 of SF1,754 million, composed primarily of the impact of the gain resulting from the sale by GBL of its interest in Bertelsmann. In 2005, non-operating earnings were SF24 million.

As a result, net earnings reported by Pargesa were SF2,293 million in 2006, compared with SF533 million in 2005.

The group companies' financial results and operations for the year ended December 31, 2006 are discussed at greater length in the Corporation's Management's Discussion and Analysis of Operating Results dated March 21, 2007, available at www.sedar.com or from the Secretary of the Corporation.

TECHNOLOGY Power Technology Investment Corporation (PTIC) was created to provide Power Corporation with technology investment opportunities through direct investments in operating companies and indirect investments such as technology funds, which are based primarily in the United States. PTIC holds several biotechnology interests, of which Neurochem Inc. is the most significant. PTIC holds an effective interest of approximately 18 per cent on a fully diluted basis in Neurochem. Neurochem is focused primarily on the treatment of diseases of the central nervous system, and filed its first new drug application (KIACTA™) in 2006 for which it is awaiting a response from the U.S. Food and Drug Administration (FDA) on or about April 16, 2007. The pivotal North American Phase III study of the investigational product candidate for the treatment of Alzheimer's disease is in the final stages of compiling results which are also expected to be announced in the spring of 2007. If warranted, a new drug application will subsequently be filed with the FDA. In Europe, meanwhile, a similar Phase III clinical study is ongoing.

COMMUNICATIONS Gesca is a wholly owned subsidiary of Power Corporation. As a media group, it is engaged in the publication of seven daily newspapers, including the leading French-language national newspaper *La Presse*, as well as *Le Soleil, Le Droit, Le Nouvelliste, La Tribune, Le Quotidien* and *La Voix de l'Est*. In February 2007, the quality of presentation of *La Presse* was acknowledged by the prestigious Society for News Design, ranking *La Presse* in eighth position among the newspapers having the best design and photography in the world, along with such renowned dailies as *The New York Times, El Mundo* (Spain), *Excelsior* (Mexico) and *The Los Angeles Times*. This distinction is in addition to a number of journalism awards conferred on *La Presse* this year.

In addition, Gesca produces television programming and publishes several specialty magazines and books. Gesca, through its new division, Gesca Digital, operates several Internet sites, including Cyberpresse.ca, LaPresseAffaires.com, Technaute.com, MonToit.ca and MonVolant.ca. On October 26, 2006, Gesca and Torstar Corporation announced that they had purchased Bell Globemedia's 40 per cent interest in the Workopolis Partnership and increased their respective interests to 50 per cent. Prior to completing the

transaction, Gesca held a 20 per cent interest. Workopolis.com is Canada's leading Internet-based careers and recruitment business. Gesca also has a significant interest in the Internet-based classified advertising site LiveDeal.ca as well as in Olive Canada Network, one of Canada's leading online advertising sales networks.

INVESTMENTS IN FUNDS Power Corporation holds positions in several investment funds, private equity funds and hedge funds. Over the years, and again in 2006, these funds have produced returns that, in the view of the Board, are very satisfying.

Established in 2001 and based in Paris, Sagard SAS, a subsidiary of the Corporation, currently manages two private equity funds focusing primarily on the mid-size market in francophone Europe. These two funds – Sagard 1 and 2 – have in aggregate over €1.5 billion of commitments, including €300 million from the Corporation and €250 million from the Pargesa group. Sagard 1 is fully invested and has already disposed of four investments, including two in 2006. Sagard 2 closed its fund-raising in 2006 with €1 billion in commitments, and, by late March 2007, had already made two investments.

ASIA In Asia, Power Corporation holds a 5.2 per cent interest in CITIC Pacific. CITIC Pacific achieved significantly improved results in 2006. Net income increased 107 per cent over the previous year. All of CITIC Pacific's businesses performed well in 2006, particularly the three core business sectors: namely, special steel manufacturing, property and infrastructure. Growth in recurring earnings was also recorded in all of CITIC Pacific's infrastructure sector, which includes aviation, power generation, tunnels and environmental businesses. CITIC Pacific continues its strategic focus on investing in the key sectors of the economy in the People's Republic of China, where it has expertise. This has led to significant gains from disposition of non-core investments in 2006. Given its strong performance in 2006 and sufficient financial resources, CITIC is expected to pay its second special dividend of the last 12 months in addition to its regular dividend for the year.

In 2004, Power Corporation obtained a licence to operate as a Qualified Foreign Institutional Investor, which allows the Corporation to invest in the "A" share market in Mainland China. In 2005 and 2006, the Corporation invested an aggregate amount of US$50 million in these markets. In 2006, the "A" share market recorded a significant appreciation in value resulting from successful regulatory reforms and buoyant prospects for continued growth of the Chinese economy.

Group Developments

On August 4, 2006, Power Financial Corporation issued 8,000,000 Non-Cumulative First Preferred Shares, Series L, for gross proceeds of $200 million. The preferred shares were priced at $25 per share and carry an annual dividend yield of 5.10%. Proceeds from the issue were used to supplement Power Financial's financial resources and for general corporate purposes.

Great-West Lifeco has been pursuing a strategy to expand and broaden its financial services business in the United States, as well as in Europe and globally. In the United States, two acquisitions of 401(k) retirement businesses were announced in 2006, substantially adding to Great-West Life & Annuity's platform. In the United Kingdom during the same period, Great-West Lifeco announced the purchase of two large annuity blocks, totalling C$15 billion.

On February 1, 2007, Great-West Lifeco announced that it had reached an agreement with Marsh & McLennan Companies, Inc. whereby Great-West Lifeco will acquire the asset management business of Putnam Investments Trust, and The Great-West Life Assurance Company will acquire Putnam's 25 per cent interest in T.H. Lee Partners. The parties have made an election under section 338(h)(10) of the U.S. *Internal Revenue Code* that will result in a tax benefit that Great-West Lifeco intends to securitize for approximately US$550 million. In aggregate, these transactions represent a value of US$3.9 billion, equivalent to C$4.6 billion at the time of the announcement.

Established in 1937, Putnam is one of the oldest and largest investment managers in the United States. Putnam had US$192 billion in assets under management at December 31, 2006. With offices in Boston, London and Tokyo, Putnam's approximately 3,000 employees manage US$118 billion in retail assets for U.S. mutual fund investors, US$39 billion for North American institutional accounts and US$35 billion of institutional and retail assets in Europe and Japan.

The acquisition of Putnam's asset management business allows Great-West Lifeco to achieve, with a single transaction, a major presence in the mutual fund and institutional asset management industry in the United States. The acquisition also includes operations in Europe and Asia, and an internationally recognized brand.

Putnam's investment management and distribution cover every major product category, all significant channels and all asset classes. One of its units, PanAgora, offers a leading edge quantitative asset management platform. In the United States, Putnam has 9 million shareholder accounts. In Japan, it distributes mutual funds through a joint venture with Nippon Life, the largest Japanese insurance company.

Funding for the transaction will come from internal resources as well as from proceeds of an issue of Great-West Lifeco common shares of no more than C$1.2 billion, the issuance of debentures and hybrids, a bank credit facility, and an acquisition tax benefit securitization. The transaction is expected to close in the second quarter of 2007, and is subject to regulatory approval and certain other conditions.

In September 2006, Mackenzie Financial Corporation acquired all of the assets of Cundill Investment Research Ltd. and related entities. The Cundill Group is a highly respected investment manager, renowned for its fundamental value approach. Under its long-standing strategic alliance with Mackenzie, the firm serves as a sub-adviser to over $14.25 billion in assets of the Mackenzie Cundill mutual funds and other Mackenzie mandates. The Cundill Group also manages over $3.6 billion of institutional and high net worth mandates to a global client base. The acquisition of the Cundill Group enhances Mackenzie's investment management depth and expertise and augments its distribution presence with institutional, sub-advisory and high net worth accounts.

In January 2006, GBL announced that it had made an investment in Lafarge, a leading international company in cement and building materials. GBL further increased its interest in the company and, as of December 31, 2006, reported that it held a 15.9 per cent interest.

GBL increased its interest in Suez in 2006, and held an 8.0 per cent interest in that company as at December 31, 2006.

On July 4, 2006, GBL completed the sale to Bertelsmann of its 25.1 per cent equity interest in that company for cash consideration of €4.5 billion. The transaction generated a gain of €2.4 billion for GBL.

In January 2007, GBL announced that it had acquired a 5 per cent stake in the capital of Pernod Ricard through purchases in the market. Pernod Ricard produces and distributes wines and spirits on every continent.

The Power Group

Your Directors and management seek to provide sustainable long-term shareholder returns at Power Corporation and at its group companies.

The announcement by Great-West Lifeco of the agreement respecting Putnam Investments Trust is of particular significance as it facilitates the expansion of our group's presence in the financial services industry in the United States. Putnam is a well-established and respected organization with a broad distribution network.

Our group companies continue to be among the leaders in their fields. In the financial services industry in North America, the companies of the Power Financial group are low-cost producers with powerful distribution systems and significant market shares. The Europe-based Pargesa group holds interests in companies that are among the world's leaders in their fields. These companies are well placed to participate in the evolution of their respective industries. Our holdings in Asia, in the biotechnology industry, and in private equity add to our geographic and sectorial diversity, and hold potential.

Your Directors wish to express gratitude on behalf of the shareholders for the important contribution of the employees of Power Corporation and its associated companies to the successful results that have been achieved in the year 2006.

On behalf of the Board of Directors,

Paul Desmarais, Jr., O.C.
Chairman and Co-Chief Executive Officer

André Desmarais, O.C.
President and Co-Chief Executive Officer

March 21, 2007

POWER CORPORATION OF CANADA
REVIEW OF FINANCIAL PERFORMANCE

MARCH 21, 2007

This Annual Report is designed to provide interested shareholders and others with selected information concerning Power Corporation of Canada. For further information concerning the Corporation, shareholders and other interested persons should consult the Corporation's disclosure documents such as its Annual Information Form and Management's Discussion and Analysis of Operating Results. Copies of the Corporation's continuous disclosure documents can be obtained at www.sedar.com, on the Corporation's Web site at www.powercorporation.com, or from the office of the Secretary at the addresses shown at the end of this report.

FORWARD-LOOKING STATEMENTS › Certain statements, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect the Corporation's, its subsidiaries' or affiliates' current expectations. These statements may include, without limitation, statements regarding the operations, business, financial condition, priorities, ongoing objectives, strategies and outlook of Power Corporation, its subsidiaries or affiliates for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be appropriate in the circumstances.

By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond the Corporation's, its subsidiaries' and affiliates' control, affect the operations, performance and results of the Corporation, its subsidiaries and affiliates, and their businesses, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Corporation's, its subsidiaries' or affiliates' ability to complete strategic transactions and integrate acquisitions, and the Corporation's, its subsidiaries' or affiliates' success in anticipating and managing the foregoing risks.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of the Corporation's, its subsidiaries' and affiliates' forward-looking statements. The reader is also cautioned to consider these and other factors carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

Additional information about the risks and uncertainties of the Corporation's business is provided in its disclosure materials, including its most recent Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

[ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.]

Overview

Power Corporation is a holding company whose principal asset is its controlling interest in Power Financial Corporation (Power Financial). As of the date hereof, Power Corporation held a 66.4% equity and voting interest in Power Financial, unchanged from December 31, 2006 and December 31, 2005.

Power Financial holds substantial interests in the financial services industry through its controlling interest in each of Great-West Lifeco Inc. (Lifeco) and IGM Financial Inc. (IGM). Power Financial also holds, together with the Frère group of Belgium, an interest in Pargesa Holding S.A. (Pargesa).

LIFECO

Lifeco has operations in Canada, the United States and Europe through its subsidiaries The Great-West Life Assurance Company (Great-West Life), London Life Insurance Company (London Life), The Canada Life Assurance Company (Canada Life), and Great-West Life & Annuity Insurance Company (GWL&A).

In Canada, Great-West Life and its operating subsidiaries, London Life and Canada Life, offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial and Great-West Life financial security advisers, and through a multi-channel network of brokers, advisers and financial institutions.

In the United States, GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The Europe segment is composed of two distinct business units: Insurance & Annuities, which consists of operations in the United Kingdom, Isle of Man, Republic of Ireland and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland. Reinsurance products are provided through Canada Life, London Reinsurance Group Inc. (LRG), and their subsidiaries.

At the end of December 2006, Power Financial and IGM held 70.6% and 4.2%, respectively, of Lifeco's common shares, representing approximately 65% of the voting rights attached to all outstanding Lifeco voting shares.

IGM

IGM is one of Canada's premier personal financial services companies and Canada's largest manager and distributor of mutual funds and other managed asset products. Its activities are carried out principally through its operating subsidiaries, Investors Group Inc. (Investors Group), Mackenzie Financial Corporation (Mackenzie), and Investment Planning Counsel Inc. (Investment Planning Counsel), which offer their own distinctive products and services through separate advice channels.

Investors Group, through a network of over 3,900 consultants nationwide (at December 31, 2006), offers comprehensive financial planning advice and services to its clients, including investment, retirement, estate and tax planning. Investors Group offers investment management, securities, insurance, banking and mortgage products and services to its clients through integrated financial planning.

Mackenzie is a leading investment management firm that was founded in 1967. Mackenzie provides investment advisory and related services. Mackenzie also provides management services to institutional accounts and provides trust and administrative services.

Investment Planning Counsel is an integrated financial services company focused on providing Canadians with high-quality financial products, services and advice, while helping them achieve their financial objectives. Investment Planning Counsel is the fifth largest financial planning firm in Canada.

At the end of December 2006, Power Financial and Great-West Life held 55.9% and 3.5%, respectively, of IGM's common shares.

PARGESA

Power Financial Europe B.V., a wholly owned subsidiary of Power Financial, and the Frère group each hold a 50% interest in Parjointco, which at the end of December 2006 held a 54.1% equity interest in Pargesa, representing 62.9% of the voting rights of that company. As previously disclosed, on March 30, 2006, Pargesa announced the issue and placement of SF600 million debentures convertible into new Pargesa bearer shares, through a public offering in Switzerland and an international private placement to institutional investors. Pargesa has used the proceeds of the offering to subscribe for its 50% share of the €709 million capital increase of Groupe Bruxelles Lambert (GBL). Concurrently with this offering, Pargesa also issued SF60 million debentures convertible into new registered shares, which were fully subscribed by existing registered shareholders of Pargesa, including Parjointco.

The Pargesa group has substantial holdings in major companies based in Europe. These investments are held by Pargesa directly or through its affiliated Belgian holding company, GBL. As of December 31, 2006, its portfolio was composed of interests in various sectors, including oil, gas and chemicals through Total S.A. (Total); energy, water and waste services through Suez; specialty minerals through Imerys; cement and building materials through Lafarge, in which GBL made its first investment during the second part of 2005; and in wine and spirits through Pernod Ricard, in which GBL made its first investment in the latter part of 2006. On January 26, 2007, GBL reported that it held a 5% interest in Pernod Ricard.

As previously disclosed, GBL sold to Bertelsmann its 25.1% equity interest in that company for cash consideration of €4.5 billion, generating a gain of approximately €2.4 billion for GBL. The transaction closed on July 4, 2006. The impact of this gain on Power Financial's non-operating earnings in the third quarter of 2006 was $356 million, and Power Corporation's share of this gain was $236 million.

POWER TECHNOLOGY INVESTMENT CORPORATION

Power Technology Investment Corporation (PTIC) is an investor in the biotechnology and technology sectors. As at December 31, 2006, PTIC held approximately, both directly and indirectly, an 18% interest in Neurochem Inc. and a 12% interest in Adaltis Inc., two public companies based in Montréal. PTIC also holds interests in various U.S.-based technology funds, as well as minority ownership positions in several other companies. Further information concerning Neurochem Inc. and Adaltis Inc. is contained in their respective disclosure documents at www.sedar.com.

GESCA LTÉE

Gesca Ltée (Gesca) is primarily engaged in the publication, through its subsidiaries, of French-language daily newspapers in the provinces of Québec and Ontario, including *La Presse* in Montréal, *Le Droit* in Ottawa and *Le Soleil* in Quebec City, as well as the regional daily newspapers *Le Nouvelliste*, *La Tribune*, *La Voix de l'Est* and *Le Quotidien*, and the weekly newspaper *Le Progrès Dimanche*. In addition, Gesca publishes several specialty magazines and books through its subsidiary Les Éditions Gesca, and produces television programming through its subsidiary Les Productions La Presse Télé.

Gesca also owns and operates several Web sites, including cyberpresse.ca and lapresseaffaires.com. On October 26, 2006, Gesca and Torstar Corporation announced that they had acquired the 40 per cent interest previously held by Bell Globemedia in Workopolis, a Canadian employment Web site, and as a result of this transaction, Gesca and Torstar Corporation now each own a 50% interest in Workopolis.

ASIA

In Asia, the most significant investment of the Corporation is its 5.2% interest in CITIC Pacific, a public corporation whose shares are listed on the Hong Kong Stock Exchange. CITIC Pacific's businesses span manufacturing special steel, developing and investing in real estate properties, power generation, civil infrastructure, communications and aviation in Hong Kong and mainland China. CITIC Pacific is also engaged in marketing and distributing motor vehicles and consumer products throughout China.

In addition, Power Corporation is involved in selected investment projects in China and was granted in October 2004 a license to operate as a Qualified Foreign Institutional Investor (QFII) in the Chinese 'A' shares market, for an amount of US$50 million.

INVESTMENT IN FUNDS AND SECURITIES

Over the years, Power has invested directly or through wholly owned subsidiaries in a number of selected investment funds, hedge funds and securities.

In 2002, Power made a commitment of €100 million to Sagard Private Equity Partners (Sagard 1), a €535 million fund, in which GBL also made a commitment of €50 million. Sagard 1 has completed 12 investments, two of which were sold during the second quarter of 2006 and an additional two of which were sold since the beginning of 2007.

In 2006, Sagard 2 was launched, a new fund with the same investment strategy as Sagard 1. This new fund closed with total commitments of €1.0 billion. Power made a €200 million commitment to Sagard 2, while Pargesa and GBL made commitments of €50 million and €150 million, respectively. As of March 9, 2007, Sagard 2 has completed two investments.

The Sagard 1 and 2 funds are managed by Sagard S.A.S., a subsidiary of the Corporation based in Paris, France.

In addition, the Corporation is also in the process of reviewing investment opportunities in the United States, and currently plans to allocate a portion of its cash resources (initially limited to a maximum of US$250 million) to this initiative.

Outstanding number of participating shares

As of March 21, 2007, there were 48,854,772 Participating Preferred Shares, unchanged from December 31, 2006 and December 31, 2005, and 404,851,082 Subordinate Voting Shares of the Corporation outstanding, compared with 402,606,144 as of December 31, 2006 and 400,264,694 as of December 31, 2005. The increase in the number of outstanding Subordinate Voting Shares reflects the exercise of options under the Corporation's Executive Stock Option Plan.

Basis of presentation and summary of accounting policies

The Consolidated Financial Statements of the Corporation have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) and are presented in Canadian dollars.

Inclusion of Pargesa's results

The investment in Pargesa is accounted for by Power Financial under the equity method. As described above, the Pargesa portfolio currently consists primarily of investments in Imerys, Total, Suez, Lafarge and Pernod Ricard, which are held by Pargesa directly or through GBL. The contribution from Total, Suez and Lafarge to GBL's earnings in 2005 and 2006 consists of the dividends received from these companies (Lafarge did not contribute to earnings in 2005 as the investments were made by GBL after Lafarge paid its annual dividend). Pernod Ricard did not contribute to earnings in 2006 as GBL made its initial investment in the latter part of 2006. As a consequence of the sale by GBL of its 25.1% equity interest in Bertelsmann in early July 2006, Bertelsmann ceased to contribute to Pargesa's earnings after the end of June 2006.

As already disclosed, Pargesa, which previously prepared its financial statements in accordance with Swiss generally accepted accounting principles, adopted IFRS at the end of 2005, and accordingly restated its 2005 interim financial results. As a result of adopting IFRS, Pargesa no longer amortizes goodwill in the preparation of its financial statements.

The contribution to Power Financial's earnings is based on the economic (flow-through) presentation of results used by Pargesa. Pursuant to this presentation, "operating income" and "non-operating income" are presented separately by Pargesa. Power Financial's share of non-operating income of Pargesa, after adjustments or reclassifications if necessary, is included as part of Other income in the Corporation's financial statements.

Results of Power Corporation of Canada

This section is an overview of the results of Power Corporation. In this section, consistent with past practice, the contributions from Power Financial, Gesca and PTIC are accounted for using the equity method in order to facilitate the discussion and analysis. This presentation has no impact on Power Corporation's net earnings, and is intended to assist readers in their analysis of the results of the Corporation. See Note 26 to Power Corporation's consolidated financial statements.

NON-GAAP FINANCIAL MEASURES

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided in this section into the following components:

- operating earnings; and
- other items, which includes, but is not limited to, the impact on the Corporation's net earnings of Other income as presented in the Corporation's Consolidated Statements of Earnings (net of income tax and non-controlling interests, if any).

Management has used these performance measures for many years in its presentation and analysis of the financial performance of Power Corporation, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

"Operating earnings" exclude the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations less meaningful, and also excludes the Corporation's share of any such item presented in a comparable manner by its subsidiaries.

Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities.

The following table shows a reconciliation of the non-GAAP financial measures discussed above with the financial statements of Power Corporation.

TWELVE MONTHS ENDED DECEMBER 31			2006			2005
	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS
Earnings before share of earnings of affiliates, other income, income taxes and non-controlling interests	**3,658**		**3,658**	3,398	(53)	3,345
Share of earnings of affiliates	**110**		**110**	110		110
Earnings before other income, income taxes and non-controlling interests	**3,768**		**3,768**	3,508	(53)	3,455
Other income [charges]		**338**	**338**		(7)	(7)
Earnings before income taxes and non-controlling interests	**3,768**	**338**	**4,106**	3,508	(60)	3,448
Income taxes	**954**	**(14)**	**940**	920	(10)	910
Non-controlling interests	**1,648**	**125**	**1,773**	1,517	(32)	1,485
Net earnings	**1,166**	**227**	**1,393**	1,071	(18)	1,053
Per share	**2.49**	**0.51**	**3.00**	2.32	(0.04)	2.28

THREE MONTHS ENDED DECEMBER 31			2006			2005
	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS
Earnings before share of earnings of affiliates, other income, income taxes and non-controlling interests	**906**		**906**	905	(20)	885
Share of earnings of affiliates	**26**		**26**	37		37
Earnings before other income, income taxes and non-controlling interests	**932**		**932**	942	(20)	922
Other income [charges]		**(10)**	**(10)**		(2)	(2)
Earnings before income taxes and non-controlling interests	**932**	**(10)**	**922**	942	(18)	924
Income taxes	**212**	**-**	**212**	248.	(2)	246
Non-controlling interests	**420**	**1**	**421**	404	(11)	393
Net earnings	**300**	**(11)**	**289**	290	(5)	285
Per share	**0.64**	**(0.02)**	**0.62**	0.62	(0.01)	0.61

Review of financial performance

EARNINGS SUMMARY — CONDENSED SUPPLEMENTARY STATEMENTS OF EARNINGS

	TWELVE MONTHS ENDED DECEMBER 31				THREE MONTHS ENDED DECEMBER 31			
		2006		2005		2006		2005
	TOTAL[1]	PER SHARE	TOTAL[1]	PER SHARE	TOTAL[1]	PER SHARE	TOTAL[1]	PER SHARE
Contribution to operating earnings from subsidiaries	**1,139**		1,079		**293**		283	
Results from corporate activities	**27**		(8)		**7**		7	
Operating earnings[2]	**1,166**	**2.49**	1,071	2.32	**300**	**0.64**	290	0.62
Other items	**227**	**0.51**	3	0.01	**(11)**	**(0.02)**	2	0.01
Share of specific charge recorded by Lifeco			(21)	(0.05)			(7)	(0.02)
Net earnings	**1,393**	**3.00**	1,053	2.28	**289**	**0.62**	285	0.61

[1] Before dividends on preferred shares issued by the Corporation, which amounted to $42 million and $32 million in the twelve-month periods ended December 31, 2006 and 2005, respectively, and to $10 million in the three-month periods ended December 31, 2006 and 2005.

[2] Operating earnings per share are calculated after deducting dividends on perpetual preferred shares from operating earnings.

OPERATING EARNINGS

Operating earnings for the year ended December 31, 2006 were $1,166 million or $2.49 per share, compared with $1,071 million or $2.32 per share in the corresponding period of 2005. This represents a 7.6% increase on a per share basis.

For the three-month period ended December 31, 2006, operating earnings were $300 million or $0.64 per share, compared with $290 million or $0.62 per share in the fourth quarter of 2005, an increase of 3.0% on a per share basis.

SHARE OF OPERATING EARNINGS FROM SUBSIDIARIES

Power Corporation's share of operating earnings from its subsidiaries was $1,139 million in 2006, compared with $1,079 million in 2005, an increase of $60 million or 5.6%. For the fourth quarter of 2006, compared with the corresponding period in 2005, the increase was 3.5%, from $283 million in 2005 to $293 million in 2006.

Power Financial, which makes the most significant contribution to the Corporation's earnings, reported operating earnings of $1,802 million or $2.46 per share in 2006, compared with $1,694 million or $2.33 per share in 2005. On a per share basis, this represents an increase of 5.7%. For the three-month period ended December 31, 2006, Power Financial reported operating earnings of $472 million or $0.65 per share compared with $450 million or $0.61 per share in the same period in 2005, which represents an increase of 4.7% on a per share basis.

RESULTS FROM CORPORATE ACTIVITIES

Results from corporate activities include income from investments, operating expenses, depreciation and income taxes. Corporate activities contributed a net profit of $27 million to operating earnings in 2006, compared with a net charge of $8 million last year. The improvement in corporate activities compared to last year is due primarily from higher income from investments, reflecting a net combination of various elements. Among others, income from investments includes in 2006 an aggregate amount of $37 million representing the Corporation's share of pre-tax profits resulting from the sale by Sagard I of two of its investments. Income from investments in 2006 also reflects improved returns from cash management, as well as an increase in the contribution from investments in Asia compared with last year, while the contribution from investment funds was lower than in 2005.

For the three-month period ended December 31, 2006 and 2005, results from corporate activities were a profit of $7 million.

OTHER ITEMS

Other items amounted to $227 million or $0.51 per share in 2006, and consisted mainly of the Corporation's share of other items recorded by Power Financial, as well as non-recurring items related to PTIC. Included in Other items is an amount of $236 million, or $0.52 per share, recorded in the third quarter and representing the impact of the gain resulting from the sale by GBL of its interest in Bertelsmann. Other items for the three-month period ended December 31, 2006 were a charge of $11 million or $0.02 per share.

In 2005, Other items amounted to $3 million and $2 million for the twelve-month and three-month periods ended December 31, respectively. Other items in 2005 included Power Corporation's share of other items recorded by Power Financial, as well as, in the first quarter of 2005, its share of non-recurring items recorded by PTIC.

SHARE OF SPECIFIC CHARGE RECORDED BY LIFECO

In 2005, the specific charge of $21 million or $0.05 per share ($7 million or $0.02 per share in the fourth quarter) represented the Corporation's share of a $43 million after-tax charge recorded by Lifeco ($13 million in the fourth quarter), related to provisions for expected losses arising from hurricane damage. There were no such charges in 2006.

NET EARNINGS

Net earnings were $1,393 million or $3.00 per share in 2006, compared with $1,053 million or $2.28 per share in 2005. For the fourth quarter ended December 31, net earnings were $289 million or $0.62 per share in 2006, compared with $285 million or $0.61 per share in 2005.

Financial position, liquidity and capital resources

CONDENSED SUPPLEMENTARY BALANCE SHEET

DECEMBER 31	2006	2005	2006	2005
	CONSOLIDATED BASIS			EQUITY BASIS[1]
Assets				
Cash and cash equivalents	5,785	5,332	641	671
Investments at equity	2,182	1,554	6,848	5,609
Other investments	95,661	87,773	917	842
Other assets	29,059	18,340	346	306
Total	132,687	112,999	8,752	7,428
Liabilities				
Policy liabilities				
Actuarial liabilities	89,363	71,263		
Other	4,488	3,787		
Other liabilities	12,579	14,719	151	169
Preferred shares of subsidiaries	1,625	1,656		
Capital trust securities and debentures	646	648		
Debentures and other borrowings	3,402	3,427		
	112,103	95,500	151	169
Non-controlling interests	11,983	10,240		
Shareholders' equity				
Non-participating shares	795	795	795	795
Participating shares[2]	7,806	6,464	7,806	6,464
Total	132,687	112,999	8,752	7,428
Consolidated assets and assets under administration	342,197	288,390		

[1] Condensed supplementary balance sheet of the Corporation with Power Financial, Gesca and PTIC accounted for using the equity method. The 2005 presentation has been adjusted to conform to the presentation adopted in 2006.

[2] Includes Participating Preferred Shares and Subordinate Voting Shares.

CONSOLIDATED BASIS

The consolidated balance sheets include Power Financial's, Lifeco's and IGM's assets and liabilities.

Total assets increased to $132,687 million at December 31, 2006, compared with $112,999 million at December 31, 2005. The increase in assets is mainly attributable to Lifeco and results primarily both from the acquisition of approximately $10.2 billion of payout annuities business from The Equitable Life Assurance Society in the United Kingdom, as well as an increase of $8.0 billion in invested assets.

Preferred shares of subsidiaries represent soft-retractable preferred shares issued by Power Financial, Lifeco and IGM, while perpetual preferred shares issued by subsidiaries, for a total of $2,653 million at December 31, 2006, are classified under Non-controlling interests.

Assets under administration include segregated funds of Lifeco and IGM's assets under management, at market values. The market value of Lifeco's segregated funds was $90 billion at the end of December 2006, compared with $75 billion at the end of 2005. IGM's assets under management at market value, including those of Mackenzie and Investment Planning Counsel, were $119 billion at December 31, 2006, compared with $100 billion at the end of 2005.

EQUITY BASIS

Under the equity basis presentation, Power Financial, Gesca and PTIC are accounted for using the equity method. This presentation has no impact on Power Corporation's Shareholders' equity, and is intended to assist readers in isolating the contribution of Power Corporation, as the parent company, to consolidated assets and liabilities.

Cash and cash equivalents held by Power Corporation amounted to $641 million at the end of December 2006, compared with $671 million at the end of December 2005.

In managing its own cash and cash equivalents, the Corporation may hold cash balances or invest in short-term paper or equivalents, as well as deposits, denominated in foreign currencies and thus be exposed to fluctuations in exchange rates. In order to protect against such fluctuations, the Corporation from time to time enters into currency-hedging transactions with highly rated financial institutions. At December 31, 2006, 87% of the $641 million of cash and cash equivalents were denominated in Canadian dollars.

Investments are principally composed of the carrying value of the Corporation's interest in its subsidiaries Power Financial, Gesca and PTIC, and the carrying value of its portfolio of funds and other securities.

The carrying value of Power Corporation's investment in its subsidiaries increased to $6,848 million at December 31, 2006, compared with $5,609 million at December 31, 2005. The variance includes primarily:

- Power Corporation's share of net earnings from its subsidiaries, net of dividends received, for a net amount of $893 million; and
- a net $289 million positive variation in foreign currency translation adjustments, related principally to the Corporation's indirect investment through Power Financial in Lifeco's foreign operations and in Pargesa.

Other investments (excluding investments held by PTIC) amounted to $917 million at the end of December 2006, compared with $842 million at the end of 2005. The carrying value of the portfolio of marketable securities was $553 million ($496 million at the end of 2005) and consisted primarily of the carrying value of the investment in CITIC Pacific for $485 million, $65 million representing the carrying value of the portfolio of securities and funds held as part of the QFII operations in China which started in 2005, as well as other marketable securities. The carrying value of the portfolio of investment funds held by the Corporation (excluding funds held by PTIC) was $350 million at the end of December 2006, compared with $330 million at December 31, 2005. This figure does not include outstanding commitments to make future capital contributions to investment funds for an aggregate amount of $404 million, including remaining commitments of $34 million for Sagard 1 and $305 million for Sagard 2, respectively, in Europe ($101 million for investment funds, including $34 million for Sagard 1 at the end of 2005). In addition, the Corporation is reviewing investment opportunities in the United States, as described above.

Cash flows

CONSOLIDATED CASH FLOWS

	TWELVE MONTHS ENDED DECEMBER 31		THREE MONTHS ENDED DECEMBER 31	
	2006	2005	2006	2005
Cash flow from operating activities	**4,506**	4,584	**927**	707
Cash flow from financing activities	**(592)**	(377)	**(181)**	235
Cash flow from investing activities	**(3,741)**	(2,731)	**(987)**	(616)
Effect of changes in exchange rates on cash and cash equivalents	**280**	(286)	**209**	(20)
Increase in cash and cash equivalents	**453**	1,190	**(32)**	306
Cash and cash equivalents, beginning of year	**5,332**	4,142	**5,817**	5,026
Cash and cash equivalents, end of year	**5,785**	5,332	**5,785**	5,332

On a consolidated basis, cash and cash equivalents increased by $453 million in the twelve-month period ended December 31, 2006, compared with an increase of $1,190 million in the corresponding period in 2005.

Operating activities produced a net inflow of $4,506 million in the twelve-month period in 2006, compared with a net inflow of $4,584 million in the corresponding period in 2005.

- For 2006, Lifeco's cash flow from operations was $3,812 million, compared with $3,951 million in 2005. The decrease in cash flow from operations is mainly due to higher payments to policyholders, offset somewhat by higher premium income and investment income. For the three-month period ended December 31, 2006, cash flow from operations increased compared with the same period in 2005, due mainly to higher premium income and investment income, partially offset by higher payments to policyholders. Cash flows generated by operations are mainly invested to support future liability cash requirements.
- Operating activities of IGM, before payment of commissions, generated $1,032 million in 2006, as compared to $942 million in 2005. Cash commissions paid were $345 million in 2006, compared with $337 million in 2005.

Cash flows from financing activities, which include dividends paid on participating and non-participating shares of the Corporation as well as dividends paid by subsidiaries to non-controlling interests, resulted in net outflows of $592 million in 2006, compared with net outflows of $377 million in 2005.

Financing activities for the year ended December 31, 2006 compared to the same period in 2005 include:

- Dividends paid on a consolidated basis in 2006 of $1,100 million, compared with $924 million in 2005.
- Repayment of debentures and other borrowings of $400 million, consisting of the redemption by Power Financial of its $150 million debentures that matured in January 2006, and the repayment of $250 million of subordinated debentures by a subsidiary of Lifeco.
- Repurchase for cancellation by subsidiaries of the Corporation of their common shares in the amount of $67 million in 2006, compared with $80 million in 2005.
- Issue of preferred shares by Power Financial in the amount of $200 million and by Lifeco in the amount of $300 million.
- Issue of subordinated debentures by a subsidiary of Lifeco in the amount of $351 million.

Cash flow from investing activities resulted in net outflows of $3,741 million in 2006, compared with net outflows of $2,731 million in 2005.

- Investing activities at Lifeco in 2006 resulted in a net outflow of $3,405 million, compared with $2,511 million in 2005.
- Investing activities at IGM were a net outflow of $98 million in 2006, compared with a net outflow of $26 million in 2005.

CORPORATE CASH FLOWS

Power Corporation is a holding company. As such, corporate cash flows from operations, before payment of dividends on the non-participating shares and on the participating shares, are principally made up of dividends received from subsidiaries and income from investments, less operating expenses and taxes. A significant component of corporate cash flows is made up of dividends received from Power Financial, which is also a holding company. In 2006, Power Financial declared dividends of $1.00 per share on its common shares, compared with $0.87 in 2005.

The quarterly dividends paid by Power Corporation on its participating shares in 2006 were $0.16875 in the first quarter and $0.1975 in the second, third and fourth quarters for a total of $0.76125 in 2006, compared with $0.14375 in the first quarter of 2005 and $0.16875 in the second, third and fourth quarters of 2005 for a total of $0.65 in 2005. This represents a 17% increase.

Shareholders' equity

Shareholders' equity, including non-participating shares issued by the Corporation, was $8,601 million at the end of December 2006, compared with $7,259 million at the end of 2005.

Non-participating shares of the Corporation consist of five series of First Preferred Shares with an aggregate stated amount of $795 million as of December 31, 2006 (unchanged from December 31, 2005), of which $750 million are non-cumulative. All of these series are perpetual preferred shares and redeemable in whole or in part at the option of the Corporation from specific dates. The First Preferred Shares, 1986 Series, with a stated value of $45 million at December 31, 2006 (unchanged from the end of 2005), have a "sinking fund" provision under which the Corporation will make all reasonable efforts to purchase on the open market 20,000 shares per quarter. No such shares were purchased in 2006.

Excluding preferred shares, participating shareholders' equity was $7,806 million at December 31, 2006, compared with $6,464 million at December 31, 2005. The increase of $1,342 million was primarily due to:

- a $1,002 million increase in retained earnings; and
- a $293 million positive variation in foreign currency translation adjustments, relating primarily to the Corporation's indirect investments through Power Financial in Lifeco's foreign operations and Pargesa.

In addition, the Corporation issued 2,341,450 Subordinate Voting Shares in 2006 (4,173,630 in 2005) under the Executive Stock Option Plan, resulting in an increase in stated capital of $25 million (corresponding period in 2005 — $28 million). Book value per participating share of the Corporation was $17.29 at the end of December 2006, compared with $14.39 at the end of 2005.

RATINGS OF THE CORPORATION

As of the date hereof, ratings of certain of the Corporation's securities are as follows:

	DOMINION BOND RATING SERVICE[1]	STANDARD & POOR'S RATINGS SERVICES[2]
Issuer rating	A [high]	A
Preferred		
Cumulative shares	Pfd-2 [high]	Canadian scale P-2 [High] Global scale BBB+
Non-cumulative	Pfd-2 [high]	Canadian scale P-2 [High] Global scale BBB+

[1] Ratings were upgraded on April 18, 2006. On February 7, 2007, Dominion Bond Rating Service placed the ratings "Under Review with Developing Implications" following the annnouncement by Lifeco to acquire Putnam Investments Trust [Putnam].

[2] The outlook and the Corporation's ratings are stable. On February 1, 2007, Standard & Poor's Ratings Services confirmed ratings were unaffected following the announcement by Lifeco to acquire Putnam.

Summary of critical accounting estimates

The preparation of financial statements in conformity with Canadian GAAP requires management of the Corporation, as well as management of the subsidiaries, to adopt accounting policies and to make estimates and assumptions that affect amounts reported in the Consolidated Financial Statements. A summary of major critical accounting policies and related judgments underlying the Consolidated Financial Statements is presented below. In applying these policies, management of the Corporation and management of the subsidiaries make subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies are common in the insurance, the mutual fund and other financial services industries; others are specific to the Corporation's and its subsidiaries' businesses and operations.

The Corporation's general accounting policies are described in detail in Note 1 to the Consolidated Financial Statements. Accounting estimates are used in particular with respect to the following items:

ACTUARIAL LIABILITIES > Actuarial liabilities represent the amounts required, in addition to future premiums and investment income, to provide for future benefit payments, policyholder dividends, commission and policy administrative expenses for all insurance and annuity policies in force with Lifeco. The Appointed Actuaries of Lifeco's subsidiary companies are responsible for determining the amount of the actuarial liabilities to make appropriate provision for the obligations of the companies to policyholders. The Appointed Actuaries determine the actuarial liabilities using generally accepted actuarial practices, according to the standards established by the Canadian Institute of Actuaries. The valuation uses the Canadian Asset Liability Method. This method involves the projection of future events in order to determine the amount of assets that must be set aside currently to provide for all future obligations and involves a significant amount of judgment. In the computation of actuarial liabilities, valuation assumptions have been made regarding rates of mortality/morbidity, investment returns, levels of operating expenses and rates of policy termination. The valuation assumptions use best estimates of future experience together with a margin for misestimation and experience deterioration. These margins have been set in accordance with guidelines established by the Canadian Institute of Actuaries and are necessary to provide reasonable assurance that actuarial liabilities cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness. Additional details regarding these adjustments and estimations can be found in Note 10 of the Consolidated Financial Statements.

INCOME TAXES > As for any group conducting its businesses in multiple jurisdictions, the Corporation and its Canadian subsidiaries are (in addition to local tax rules applicable to their foreign subsidiaries) subject to a regime of specialized rules prescribed under the Income Tax Act (Canada) for purposes of determining the amount of the Corporation's income that will be subject to tax in Canada. Accordingly, the determination of the Corporation's provision for income taxes involves the application of these complex rules in respect of which alternative interpretations may arise. Management of the Corporation and its subsidiaries recognize that interpretations they may make in connection with tax filings may ultimately differ from those made by the tax authorities. Tax planning may allow the companies to record lower income taxes in the current year and, as well, income taxes recorded in prior years may be adjusted in the current year to reflect management's best estimates of the overall adequacy of the provisions.

Substantial future income tax assets are recognized in the Consolidated Financial Statements of the Corporation. The recognition of future tax assets depends on the assumption that future earnings will be sufficient to realize the deferred benefit. The amount of the future tax asset or liability recorded is based on management's best estimate of the timing of the realization of the assets or liabilities.

If management's interpretation of tax legislation differs from that of local tax authorities or if timing of reversals is not as anticipated, the provision for income taxes could increase or decrease in future periods.

EMPLOYEE FUTURE BENEFITS > Accounting for pension and other post-retirement benefits requires estimates of future returns on plan assets, expected increases in compensation levels, trends in health care costs, as well as the appropriate discount rate for the determination of accrued benefit obligations. These estimates are discussed in Note 20 to the Consolidated Financial Statements.

GOODWILL AND INTANGIBLE ASSETS > The impairment tests on goodwill and intangible assets involve the use of estimates and assumptions appropriate in the circumstances. As at December 31, 2006, goodwill totalled $8,454 million and intangible assets totalled $2,745 million. (See Note 7 to the Consolidated Financial Statements.)

DEFERRED SELLING COMMISSIONS > Commissions paid by IGM on the sale of certain mutual fund products are deferred and amortized over a maximum period of seven years. IGM regularly reviews the carrying value of the deferred selling commissions with respect to any events or circumstances that indicate impairment or that an adjustment to the amortization period is necessary.

Future accounting changes

Effective January 1, 2007, the Corporation will be required to comply with the new provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook on Accounting for Financial Instruments. The new sections on Financial Instruments, Hedges and Comprehensive Income, including revisions to the section on Life Insurance Enterprises and many other sections, replace all previous guidance on these items issued by the CICA.

These standards require that all financial assets be classified as available for sale, held to maturity, trading or loans and receivables. The standards require that all financial assets be carried at fair value, if determinable, in the balance sheet, except loans and receivables, including mortgages and securities classified as held to maturity, which would be carried at amortized cost using the effective interest method. Financial liabilities must be classified as either trading, which would be carried at fair value, or other, which would be carried at amortized cost using the effective interest method.

Changes in the fair value of trading securities are required to be reported in earnings, while changes in the fair value of securities that are available for sale are required to be recorded in Other comprehensive income until realized or impaired, at which time they are required to be recorded in the statement of earnings. All derivatives, including embedded derivatives that must be separately accounted for, except those described below, must be recorded at fair value in the balance sheet and the changes in fair value must be recorded in the statement of earnings.

Derivative instruments specifically designated as a hedge and meeting the criteria for hedge effectiveness may offset changes in fair values or cash flows of hedged items. A hedge must be designated as a cash flow hedge, fair value hedge, or a hedge of net investments in self-sustaining foreign operations. A fair value hedge requires the change in fair value of the hedging derivative and the change in fair value of the hedged item relating to the hedged risk to both be recorded in the statement of earnings. A cash flow hedge requires the change in fair value of the derivative, to the extent effective, to be recorded in Other comprehensive income, which will be reclassified to earnings when the hedged transaction impacts earnings. Any hedge ineffectiveness on a cash flow hedge must be recorded in the statement of earnings.

The Consolidated Statement of Comprehensive Income will be included in the Corporation's financial statements. Unrealized gains and losses on financial assets that will be held as available for sale, the effective portion of changes in the fair value of cash flow hedging instruments and unrealized foreign currency translation gains and losses will be recorded in the Statement of Comprehensive Income until recognized in the statement of earnings. Accumulated other comprehensive income will form part of shareholders' equity.

Securitizations

IGM's liquidity management practices include the periodic transfers of mortgages and personal loans to commercial paper conduits that in turn issue securities to investors. IGM retains servicing responsibilities and certain elements of recourse with respect to credit losses on transferred loans. During the course of 2006, IGM entered into securitization transactions through its mortgage banking operations with proceeds of $1,302 million (2005 — $251 million). Securitized loans serviced at December 31, 2006 totalled $1,547 million, compared with $559 million in 2005. The fair value of IGM's retained interest was $43 million at December 31, 2006 and $16 million in 2005. (See also Note 5 to the Consolidated Financial Statements.)

Derivative financial instruments

In the course of their activities, the Corporation and its subsidiaries use derivative financial instruments. When using such derivatives, they only act as limited end-users and not as market-makers in such derivatives.

The Corporation and its subsidiaries have each established operating policies and processes relating to the use of derivative financial instruments, which in particular aim at:

- prohibiting the use of derivative instruments for speculative purposes;
- documenting transactions and ensuring their consistency with risk management policies;
- demonstrating the effectiveness of the hedging relationships, and
- monitoring the hedging relationship.

The use of derivatives is monitored and reviewed on a regular basis by senior management of the companies.

As at December 31, 2006, the notional amount of outstanding derivative contracts entered into by the Corporation and its subsidiaries was $10,555 million (2005 — $8,565 million), with a maximum credit risk and total fair value of $633 million and $411 million, respectively (2005 — $748 million and $653 million, respectively). Maximum credit risk represents the current market value of the instruments which were in a gain position only; fair value represents the net amount at which an instrument could be bought or sold in a current transaction between willing parties.

See Notes 1 and 23 to the Consolidated Financial Statements for more information on the type of derivative financial instruments used by the Corporation and its subsidiaries.

There were no major changes to the Corporation's and its subsidiaries' policies and procedures with respect to the use of derivative instruments in 2006.

Guarantees

GUARANTEES › The Corporation follows AcG-14, Disclosure of Guarantees, which identifies disclosure requirements for certain guarantees or groups of similar guarantees, even when the likelihood of the guarantor having to make any payment is remote. In addition, in the normal course of their businesses, the Corporation and its subsidiaries may enter into certain agreements, the nature of which precludes the possibility of making a reasonable estimate of the maximum potential amount the guarantor could be required to pay third parties as some of these agreements do not specify a maximum amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined.

LETTERS OF CREDIT › In the normal course of its Reinsurance business, Lifeco's subsidiaries provide letters of credit (LOC) to other parties or beneficiaries. A beneficiary will typically hold a LOC as collateral in order to secure statutory credit for reserves ceded to or amounts due from Lifeco's subsidiaries. A LOC may be drawn upon demand. If an amount is drawn on a LOC by a beneficiary, the bank issuing the LOC will make a payment to the beneficiary for the amount drawn, and Lifeco's subsidiaries will become obligated to repay this amount to the bank.

Lifeco, through certain of its operating subsidiaries, has provided LOC to both external and internal parties, which are described in Note 24 to the Consolidated Financial Statements.

Commitments/contractual obligations

The following table provides a summary of future consolidated contractual obligations.

				PAYMENTS DUE BY PERIOD	
	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	4-5 YEARS	MORE THAN 5 YEARS
Debentures and other borrowings[1]	3,402	1	2	485	2,914
Operating leases[2]	656	137	229	115	175
Purchase obligations[3]	29	20	7	2	–
Contractual commitments[4]	643				
Total	4,730				
Letters of credit — see note 5 below					

[1] Please refer to Note 11 to the Consolidated Financial Statements for further information.

[2] Includes office space and certain equipment used in the normal course of business Lease payments are charged to operations in the period of use.

[3] Purchase obligations are commitments to acquire goods and services, essentially related to information services.

[4] Includes $239 million of commitments by Lifeco, which are essentially for investment transactions made in the normal course of operations, in accordance with its policies and guidelines, which are to be disbursed upon fulfilment of certain contract conditions. The balance represents $404 million of outstanding commitments from Power Corporation to make future capital contributions to investment funds; the exact amount and timing of each capital contribution cannot be determined.

[5] Letters of credit are written commitments provided by a bank. Please refer to Note 25 of the Consolidated Financial Statements.

Financial instruments and other instruments

The following table presents the book value and the fair value of on-balance sheet financial instruments (please refer to Note 22 to the Consolidated Financial Statements), as well as the fair value of derivative financial instruments (please refer to Note 23 to the Consolidated Financial Statements).

AS AT DECEMBER 31		2006		2005
	BOOK VALUE	FAIR VALUE	BOOK VALUE	FAIR VALUE
Assets				
Cash and cash equivalents	**5,785**	**5,785**	5,332	5,332
Investments [excluding real estate]	**93,443**	**96,313**	85,929	89,776
Other financial assets	**14,996**	**14,996**	5,007	5,007
Total financial assets	**114,224**	**117,094**	96,268	100,115
Liabilities				
Deposits and certificates	**778**	**779**	693	694
Debentures and other borrowings	**3,402**	**3,888**	3,427	3,938
Other financial liabilities	**7,372**	**7,372**	9,654	9,654
Total financial liabilities	**11,552**	**12,039**	13,774	14,286
Derivative financial instruments		**411**		653

Subsequent event

On February 1, 2007, Lifeco announced that it had entered into agreements with Marsh & McLennan Companies, Inc. whereby Lifeco will acquire the asset management business of Putnam Investments Trust (Putnam), and Great-West Life will acquire Putnam's 25% interest in T.H. Lee Partners for approximately $410 million (US$350 million). The parties will make an election under section 338(h)(10) of the U.S. Internal Revenue Code that will result in a tax benefit that Lifeco intends to securitize for approximately $644 million (US$550 million). In aggregate these transactions represent a value of approximately $4.6 billion (US$3.9 billion).

Lifeco expects that funding for the transaction will come from internal resources, as well as from proceeds of an issue of Lifeco common shares of no more than $1.2 billion, the issuance of debentures and hybrids, a bank credit facility, and an acquisition tax benefit securitization. The transaction is expected to close in the second quarter of 2007, subject to regulatory approval and certain other conditions.

Selected annual information

FOR THE YEARS ENDED DECEMBER 31	2006	2005	2004
Revenues	**30,302**	26,561	24,317
Operating earnings before other items[1]	**1,166**	1,071	954
per share — basic	**2.49**	2.32	2.08
Net earnings[2]	**1,393**	1,053	949
per share — basic	**3.00**	2.28	2.07
per share — diluted	**2.97**	2.25	2.03
Consolidated assets	**132,687**	112,999	105,940
Consolidated assets and assets under administration[2]	**342,197**	288,390	261,594
Consolidated long-term liabilities			
Debentures and other borrowings	**3,402**	3,427	3,640
Shareholders' equity	**8,601**	7,259	6,602
Book value per share	**17.29**	14.39	13.61
Number of participating shares outstanding [millions]			
Participating preferred shares	**48.9**	48.9	48.9
Subordinate voting shares	**402.6**	400.3	396.1
Dividends per share [declared]			
Participating shares	**0.76125**	0.6500	0.5531
First preferred shares			
1986 Series	**1.9845**	1.5181	1.4096
Series A	**1.4000**	1.4000	1.4000
Series B	**1.3375**	1.3375	1.3375
Series C	**1.4500**	1.4500	1.4500
Series D[3]	**1.2500**	0.3014	

[1] Operating earnings and operating earnings per share are non-GAAP financial measures

[2] Assets under administration include segregated funds of Lifeco and IGM's assets under management, at market value. The market value of Lifeco's segregated funds was $90 billion in 2006, $75 billion in 2005 and $69 billion in 2004. IGM's assets under management were $119 billion in 2006, $100 billion in 2005 and $86 billion in 2004.

[3] Issued in October 2005.

Summary of quarterly results

In this table, all per share amounts are presented on a post-subdivision basis.

	2006				2005			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	**9,240**	**7,288**	**7,375**	**6,399**	7,236	5,839	6,403	7,083
Operating earnings[1][2][3]	**300**	**273**	**339**	**254**	290	258	292	231
per share — basic	**0.64**	**0.58**	**0.73**	**0.54**	0.62	0.56	0.64	0.50
Other items[2]	**(11)**	**236**	**2**	**–**	(5)	(16)	2	1
per share — basic	**(0.02)**	**0.52**	**–**	**–**	(0.01)	(0.04)	0.00	0.00
Net earnings	**289**	**509**	**341**	**254**	285	242	294	232
per share — basic	**0.62**	**1.10**	**0.73**	**0.54**	0.61	0.52	0.64	0.50
per share — diluted	**0.61**	**1.09**	**0.73**	**0.54**	0.60	0.51	0.63	0.50

[1] The contribution from Pargesa to operating earnings includes Pargesa's share of the dividends paid by Total and Suez, and, starting in 2006, its share of the dividends paid by Lafarge, as well as, for the last time in 2006, Pargesa's share of the portion of the dividend received by GBL from Bertelsmann, which was considered a preferred dividend [Pargesa's share: SF37 million in 2006 and SF30 million in 2005] and thus recorded as income. These dividends contribute significantly to Pargesa's operating results. Dividends from Suez, Lafarge and Bertelsmann are received once a year, during the second quarter. Total pays its dividend in two instalments, in the second and fourth quarter.

[2] Lifeco recorded, in the third and fourth quarters of 2005, reinsurance provisions of $30 million and $13 million after tax, respectively, for expected losses arising from hurricane damages in 2005. Power Corporation's share of this specific charge was $14 million or $0.03 per share in the third quarter, and $7 million or $0.02 per share in the fourth quarter of 2005. In addition, Other items in 2005 also included the impact of restructuring costs recorded by Lifeco in connection with the acquisition of Canada Life.

Other items also include, in the second quarter of 2006, the Corporation's share of tax benefits recorded by IGM, as well as in the third quarter of 2006, an amount of $236 million representing the impact on the Corporation of the gain recorded by GBL as a result of the sale of its interest in Bertelsmann.

[3] For a definition of this non-GAAP financial measure, please refer to Results of Power Corporation of Canada — Non-GAAP Financial Measures.

POWER CORPORATION OF CANADA
CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31 [in millions of dollars]	2006	2005
ASSETS		
Cash and cash equivalents	**5,785**	5,332
Investments [Note 4]		
Shares	**5,598**	4,867
Bonds	**65,246**	59,298
Mortgages and other loans	**15,823**	15,118
Loans to policyholders	**6,776**	6,646
Real estate	**2,218**	1,844
	95,661	87,773
Funds held by ceding insurers	**12,371**	2,556
Investment in affiliates, at equity [Note 6]	**2,182**	1,554
Intangible assets [Note 7]	**2,745**	2,423
Goodwill [Note 7]	**8,454**	8,260
Future income taxes [Note 8]	**406**	476
Other assets [Note 9]	**5,083**	4,625
	132,687	112,999
LIABILITIES		
Policy liabilities		
Actuarial liabilities [Note 10]	**89,363**	71,263
Other	**4,488**	4,023
Deposits and certificates	**778**	693
Funds held under reinsurance contracts	**1,822**	4,221
Debentures and other borrowings [Note 11]	**3,402**	3,427
Preferred shares of subsidiaries	**1,625**	1,656
Capital trust securities and debentures [Note 12]	**646**	648
Future income taxes [Note 8]	**909**	865
Other liabilities [Note 13]	**9,070**	8,704
	112,103	95,500
Non-controlling interests [Note 14]	**11,983**	10,240
SHAREHOLDERS' EQUITY		
Stated capital [Note 15]		
Non-participating shares	**795**	795
Participating shares	**442**	417
Contributed surplus	**59**	37
Retained earnings	**7,480**	6,478
Foreign currency translation adjustments	**(175)**	(468)
	8,601	7,259
	132,687	112,999

Approved by the Board of Directors

Director

Director

CONSOLIDATED STATEMENTS OF EARNINGS

FOR THE YEARS ENDED DECEMBER 31 [in millions of dollars, except per share amounts]	2006	2005
Revenues		
Premium income	18,724	16,058
Net investment income	6,151	5,574
Fees and media income	5,429	4,929
	30,304	26,561
Expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	20,508	17,435
Commissions	2,184	1,956
Operating expenses	3,610	3,524
Financing charges [Note 18]	344	336
	26,646	23,251
	3,658	3,310
Share of earnings of affiliates [Note 6]	110	110
Other income [charges], net [Note 19]	338	(7)
Earnings before income taxes and non-controlling interests	4,106	3,413
Income taxes [Note 8]	940	902
Non-controlling interests [Note 14]	1,773	1,458
Net earnings	1,393	1,053
Earnings per participating share [Note 21]		
Basic	3.00	2.28
Diluted	2.97	2.25

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31 [in millions of dollars]	2006	2005
Retained earnings, beginning of year	6,478	5,761
Add		
Net earnings	1,393	1,053
Deduct		
Dividends		
Non-participating shares	42	32
Participating shares	343	292
Other, including share issue costs of $6 million in 2005	6	12
	391	336
Retained earnings, end of year	7,480	6,478

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31 [in millions of dollars]	2006	2005
OPERATING ACTIVITIES		
Net earnings	1,393	1,053
Non-cash charges [credits]		
Increase in policy liabilities	1,560	2,969
Decrease [increase] in funds withheld by ceding insurers	386	(219)
Increase in funds held under reinsurance contracts	(141)	(543)
Amortization and depreciation	115	112
Future income taxes	49	148
Non-controlling interests	1,773	1,458
Other	(426)	445
Change in non-cash working capital items	(203)	(839)
Cash from operating activities	4,506	4,584
FINANCING ACTIVITIES		
Dividends paid		
By subsidiaries to non-controlling interests	(716)	(603)
Non-participating shares	(41)	(29)
Participating shares	(343)	(292)
	(1,100)	(924)
Issue of subordinated voting shares	25	28
Issue of non-participating shares	–	250
Issue of common shares by subsidiaries	38	29
Issue of preferred shares by subsidiaries	500	550
Repurchase of preferred shares by subsidiaries	(31)	(10)
Repurchase of common shares by subsidiaries	(67)	(80)
Issue of debentures and other borrowings	384	–
Repayment of debentures and other borrowings	(400)	(186)
Other	59	(34)
	(592)	(377)
INVESTMENT ACTIVITIES		
Bond sales and maturities	30,162	24,742
Mortgage loan repayments	2,147	2,045
Sale of shares	1,545	1,672
Real estate sales	181	200
Proceeds from securitizations	1,302	251
Change in loans to policyholders	(18)	(272)
Change in repurchase agreements	94	224
Acquisition of intangible assets [Note 2]	(140)	–
Acquisition of businesses [Note 2]	1,378	22
Investment in bonds	(33,636)	(26,010)
Investment in mortgage loans	(4,062)	(2,639)
Investment in shares	(1,976)	(2,315)
Investment in real estate	(631)	(588)
Other	(87)	(63)
	(3,741)	(2,731)
Effect of changes in exchange rates on cash and cash equivalents	280	(286)
Increase in cash and cash equivalents	453	1,190
Cash and cash equivalents, beginning of year	5,332	4,142
Cash and cash equivalents, end of year	5,785	5,332

SUPPLEMENTAL CASH FLOW INFORMATION		
Income taxes paid	781	682
Interest paid	385	372

[ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.]

Note 1. Summary of significant accounting policies

The Consolidated Financial Statements of Power Corporation of Canada (the Corporation) have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Corporation and its subsidiaries.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in those statements and accompanying notes. In particular, the valuation of goodwill and intangible assets, actuarial liabilities, income taxes, deferred selling commissions, pension plans and other post-retirement benefits are key components of the financial statements requiring management to make estimates. The reported amounts and note disclosures are determined using management's best estimates based on assumptions that reflect the most probable set of economic conditions and planned courses of action. Actual results may differ from such estimates.

The principal subsidiaries of the Corporation are: Power Financial Corporation (Power Financial) (interest of 66.4%), Gesca Ltée (interest of 100%) and Power Technology Investment Corporation (PTIC) (interest of 100%). Power Financial holds a controlling interest in Great-West Lifeco Inc. (Lifeco) (direct interest of 70.6%), which holds 100% of the common shares of Great-West Life & Annuity Insurance Company (GWL&A) and 100% of the common shares of The Great-West Life Assurance Company (Great-West). Great-West in turn holds 100% of the common shares of Canada Life Financial Corporation (CLFC), which itself holds 100% of The Canada Life Assurance Company (Canada Life), and 100% of the common shares of London Insurance Group Inc. (LIG), which in turn holds 100% of London Life Insurance Company (London Life). Power Financial also holds a controlling interest in IGM Financial Inc. (IGM) (direct interest of 55.9%), which holds 100% of the common shares of Investors Group Inc. (Investors Group) and of Mackenzie Financial Corporation (Mackenzie), and 76.2% of the common shares of Investment Planning Counsel. IGM holds 4.2% of the common shares of Lifeco, and Great-West holds 3.5% of the common shares of IGM.

The Corporation accounts for its investments in its affiliates using the equity method.

REVENUE RECOGNITION

With respect to revenues from Lifeco, premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. When premiums are recognized, actuarial liabilities are computed, with the result that benefits and expenses are matched with such revenue.

Lifeco's premium revenues, total paid or credited to policyholders and policy liabilities are all shown net of reinsurance amounts ceded to, or including amounts assumed from, other insurers.

With respect to revenues from Lifeco, fee income is recognized when the service is performed and primarily includes fees earned from the management of segregated fund assets, fees earned on the administration of administrative services only (ASO) Group health contracts, and fees earned from management services.

With respect to revenues from IGM, management fees are based on the net asset value of mutual fund assets under management and are recognized on an accrual basis when the service is performed. Administration fees are also recognized on an accrual basis when the service is performed. Distribution revenues derived from mutual funds, insurance, securities and banking transactions are recognized on a trade date basis.

Investment income is recognized on an accrual basis and is shown net of investment expenses.

Media revenues are recognized as follows: newspaper sales are recognized at the time of delivery, and advertising sales are recognized at the time the advertisement is published.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash, current operating accounts, overnight bank and term deposits with original maturity of three months or less, and fixed-income securities with an original term to maturity of three months or less, as well as highly liquid investments with short-term maturities that are readily convertible to known amounts of cash.

INVESTMENTS

Investments, other than those held by Lifeco, are accounted for as follows:

- Investments in shares are carried at original cost plus declared dividends. Shares are written down to their fair value when an other than a temporary decline in value is identified. Gains and losses on disposal of investment in shares are recognized in Net investment income in the Consolidated Statement of Earnings.
- Investments in mortgages and other loans are carried at amortized cost plus accrued interest less an allowance for losses. An investment in mortgages and other loans is impaired when, in the opinion of management, there no longer is reasonable assurance of the timely collection of the full amount of principal and interest.

Investments held by Lifeco are accounted for as follows:

- Investments in bonds and mortgage loans (debt securities) are carried at amortized cost net of any allowance for credit losses. The difference between the proceeds on the sale of a debt security and its amortized cost is considered to be an adjustment of future portfolio yield. Net realized gains and losses are included in Deferred net realized gains and are deferred and amortized over the period to maturity of the security sold.
- Investments in shares (equity securities) are carried at cost plus a moving average market value adjustment of $402 million ($293 million in 2005). The carrying value is adjusted towards market value at a rate of 5% per quarter. Net realized gains and losses are included in Deferred net realized gains and are deferred and amortized to earnings at a rate of 5% per quarter on a declining-balance basis.

Note 1. Summary of significant accounting policies [continued]

› Investments in real estate are carried at cost net of write-downs and allowances for loss, plus a moving average market value adjustment of $178 million ($144 million in 2005). The carrying value is adjusted towards market value at a rate of 3% per quarter. Net realized gains and losses are included in Deferred net realized gains and are deferred and amortized to earnings at a rate of 3% per quarter on a declining-balance basis.

Market values for publicly traded bonds are determined using quoted market prices. Market values for bonds that are not actively traded and for mortgages are determined by discounting expected future cash flows related to the securities at market interest rates. Market values for public shares are generally determined by the closing sale price of the security on the exchange where it is principally traded. Market values for shares for which there is no active market are determined by discounting expected future cash flows based on expected dividends and where future cash flows cannot be readily determined, market value is estimated to be equal at cost. Market values for all properties are determined annually by management based on a combination of the most recent independent appraisal and current market data available. Appraisals of all properties are conducted at least once every three years by independent qualified appraisers.

SECURITIZATIONS

IGM periodically transfers mortgages and personal loans to commercial paper conduits that in turn issue securities to investors. IGM retains servicing responsibilities and certain elements of recourse with respect to credit losses on transferred loans. IGM also transfers NHA-insured mortgages through the issuance of mortgage-backed securities.

Transfers of loans are accounted for as sales provided that control over the transferred loans has been surrendered and consideration other than beneficial interests in the transferred loans has been received in exchange. The loans are removed from the Consolidated Balance Sheets and a gain or loss is recognized in income immediately based on the carrying value of the loans transferred. The carrying value is allocated between the assets transferred and the retained interests in proportion to their fair values at the date of transfer. To obtain the fair value of IGM's retained interests, quoted market prices are used if available. However, since quotes are generally not available for retained interests, the estimated fair value is based on the present value of future expected cash flows using management's best estimates of key assumptions such as prepayment rates, excess spread, expected credit losses and discount rates commensurate with the risks involved. Retained interests are reviewed quarterly for impairment. IGM continues to service the loans transferred. As a result, a servicing liability is recognized and amortized over the expected term of the transferred loans as servicing fees.

For all transfers of loans, the gains or losses and the servicing fee revenue are reported in Net investment income in the Consolidated Statements of Earnings. The retained interests in the securitized loans are recorded in Other assets and the servicing liability is recorded in Other liabilities on the Consolidated Balance Sheets.

DEFERRED SELLING COMMISSIONS

Commissions paid by IGM on the sale of certain mutual funds are deferred and amortized against related fee income over a maximum period of seven years. Commissions paid on the sale of deposits are deferred and amortized over the term of the deposit with a maximum amortization period of five years.

GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the excess of purchase consideration over the fair value of net assets of acquired subsidiaries of the Corporation. Intangible assets represent finite life and indefinite life intangible assets of acquired subsidiaries of the Corporation. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives, for a period not exceeding 30 years. The Corporation tests goodwill and indefinite life intangible assets for impairment on an annual basis by reviewing the fair value of the related businesses and the intangible assets. Goodwill and intangible assets are written down when impaired to the extent that the carrying value exceeds the estimated fair value.

ACTUARIAL LIABILITIES

Actuarial liabilities of Lifeco represent the amounts equal to the carrying value of the assets that, taking into account the other pertinent items on the balance sheet, will be sufficient to discharge Lifeco's obligations over the term of the liability for its insurance policies and to pay expenses related to the administration of those policies. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries. In accordance with these accepted practices, actuarial liabilities have been determined in accordance with the Canadian Asset Liability Method (CALM). Actuarial liabilities are discussed in Note 10.

STOCK-BASED COMPENSATION PLANS

The Corporation and its subsidiaries use the fair value-based method of accounting for the valuation of compensation expense for options granted to employees. Compensation expense is recognized over the period that the stock options vest, with a corresponding increase in Contributed surplus. When the Corporation's stock options are exercised, the proceeds, together with the amount recorded in Contributed surplus, are added to Stated capital.

REPURCHASE AGREEMENTS

Lifeco enters into repurchase agreements with third-party broker-dealers in which Lifeco sells securities and agrees to repurchase substantially similar securities at a specified date and price. Such agreements are accounted for as investment financings.

Note 1. Summary of significant accounting policies [continued]

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are used by the Corporation and its subsidiaries in the management of interest rate, foreign exchange rate, and equity market exposures. The Corporation's policy is not to use derivative financial instruments for speculative purposes.

The Corporation documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the Consolidated Balance Sheets or to anticipated future transactions. The Corporation also assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

The accounting policies for derivative financial instruments used for hedging purposes correspond to those used for the underlying hedged position. In the event a designated hedged item is sold, extinguished, matures or ceases to be effective prior to the termination of the related derivative instruments or it is no longer probable that the sale of the hedged item will occur at the date originally anticipated, any subsequent realized or unrealized gains or losses on such derivative instruments are recognized in earnings.

Non-qualifying derivatives and derivatives not designated as hedges continue to be utilized on a basis consistent with the risk management policy of the Corporation and are monitored by the Corporation for effectiveness as economic hedges even if specific hedge accounting requirements are not met.

Derivative financial instruments used by the Corporation and its subsidiaries are summarized in Note 23.

FOREIGN CURRENCY TRANSLATION

The Corporation follows the current rate method of foreign currency translation for its net investments in self-sustaining foreign operations. Under this method, assets and liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet dates and all income and expenses are translated at an average of daily rates. The resulting unrealized exchange gains or losses are included in Foreign currency translation adjustments in the shareholders' equity of the Consolidated Balance Sheets. All other assets and liabilities denominated in foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Realized and unrealized exchange gains and losses are included in Net investment income.

PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The Corporation and its subsidiaries maintain defined benefit pension plans as well as defined contribution pension plans for certain of its employees and advisers.

The plans provide pension based on length of service and final average earnings. The benefit obligation is actuarially determined and accrued using the projected benefit method prorated on service. Pension charge or credit consists of the aggregate of the actuarially computed cost of pension benefits provided in respect of the current year's service, imputed interest on the accrued benefit obligation less expected returns on plan assets, which are valued at market value. Past service costs, transitional assets and transitional obligations are amortized over the expected average remaining service life of the employee/adviser group. For the most part, actuarial gains or losses in excess of the greater of 10% of the beginning-of-year plan assets or accrued benefit obligation are amortized over the expected average remaining service life of the employees/adviser group. The cost of pension benefits is charged to earnings using the projected benefit method prorated on services.

The Corporation and its subsidiaries also have unfunded supplementary pension plans for certain executives. Pension expense related to current services is charged to earnings in the period during which the services are rendered.

In addition, the Corporation and its subsidiaries provide certain post-retirement health care and life insurance benefits to eligible retirees, advisers and their dependents. The current cost of post-retirement health and life benefits is charged to earnings using the projected benefit method prorated on services.

LOANS TO POLICYHOLDERS

Loans to policyholders are shown at their unpaid balance and are fully secured by the cash surrender values of the policies.

FUNDS HELD BY CEDING INSURERS/ FUNDS HELD UNDER REINSURANCE CONTRACTS

Under certain forms of reinsurance contracts, it is customary for the ceding insurer to retain possession of the assets supporting the liabilities ceded. Lifeco records an amount receivable from the ceding insurer or payable to the reinsurer representing the premium due. Investment revenue on these funds withheld is credited by the ceding insurer.

INCOME TAXES

The Corporation follows the liability method in accounting for income taxes, whereby future income tax assets and liabilities reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Future income tax assets and liabilities are measured based on the enacted or substantively enacted tax rates which are anticipated to be in effect when the temporary differences are expected to reverse.

EARNINGS PER SHARE

Basic earnings per share is determined by dividing Net earnings available to participating shareholders by the average number of participating shares outstanding for the year. Diluted earnings per share is determined using the same method as basic earnings per share, except that the average number of participating shares outstanding includes the potential dilutive effect of outstanding stock options granted by the Corporation, as determined by the treasury stock method.

Note 1. Summary of significant accounting policies [continued]

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year's financial statement presentation.

FUTURE ACCOUNTING CHANGES

Effective January 1, 2007, the Corporation will be required to comply with the new provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook on Accounting for Financial Instruments. The new sections on Financial Instruments, Hedges and Comprehensive Income, including revisions to the section on Life Insurance Enterprises and many other sections, replace all previous guidance on these items issued by the CICA.

Under the new guidance, all financial assets, including derivatives, must be classified as available for sale, held for trading, held to maturity, or loans and receivables. All financial liabilities, including derivatives, must be classified as held for trading or other. All financial instruments classified as available for sale or held for trading are required to be recognized at fair value on the Consolidated Balance Sheet while financial instruments classified as loans and receivables or other will continue to be measured at amortized cost using the effective interest rate method. The standards allow the Corporation to designate certain financial instruments, on initial recognition, as held for trading.

Changes in the fair value of financial instruments classified as held for trading will be reported in net income. Unrealized gains or losses on financial instruments classified as available for sale will be reported in Other comprehensive income until they are realized or permanently impaired.

The new guidance introduces the concept of Other comprehensive income, which will track unrealized gains and losses experienced on certain investments and derivative instruments, as well as the currency translation account movement. Other comprehensive income together with Net earnings provides the financial statement reader with Comprehensive income. Comprehensive income is the total of all realized and unrealized income expenses, gains and losses related to the Consolidated Balance Sheet, including currency translation gains and losses on foreign subsidiary operations.

The Corporation will measure certain investments, primarily investments actively traded in a public market and certain financial liabilities, at their fair value. Investments backing actuarial liabilities will be classified as held for trading using the fair value option. Changes in the fair value of these investments will flow through net earnings. This impact is expected to be largely offset by corresponding changes in the actuarial liabilities which will also flow through net earnings. Investments backing Lifeco's shareholder capital and surplus will be classified as available for sale. Unrealized gains and losses on these investments will flow through Other comprehensive income until they are realized. Certain investment portfolios will be classified as held for trading as reflection of their underlying nature. Changes in the fair value of these investments will flow through net earnings. No change to the Corporation's method of accounting for real estate or loans is anticipated.

Derivative instruments will be recognized at their market value in the Consolidated Balance Sheet (refer to Note 23 for details of derivative financial instruments at December 31, 2006). Derivatives embedded in financial instruments or other contracts that are not closely related to the host financial instrument or contract must be bifurcated and recognized independently. Changes in the fair value of derivatives will be recognized in net earnings, except for derivatives designated as effective hedges.

Three types of hedging relationships are permitted under the new guidance: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. Changes in fair value hedges and changes in the fair value of the hedged items are recognized in net earnings. The effective portion of cash flow hedges, and hedges of net investments in self-sustaining foreign operations, are offset through Other comprehensive income until the variability in cash flows being hedged is recognized in net earnings.

Life Insurance enterprises will no longer defer net realized gains on financial instruments (bonds, shares and mortgages), nor will they be allowed to carry investments in shares at cost plus a moving average market value adjustment for unrealized gains and losses. Deferred net realized gains on bonds, shares and mortgages, carried on the balance sheet at December 31, 2006, will be transferred to surplus on transition to the new rules. At December 31, 2006, deferred net realized gains totalled $2,821 million, or $2,628 million excluding real estate. Included in this total is $118 million of losses realized on bonds, shares and mortgages that supported shareholders' capital and surplus.

The new accounting guidance is expected to contribute to volatility within certain statement of earnings line items, particularly for investment income and actuarial provisions. However, based on the Corporation's review to this point, it does not expect that the new guidance will result in a material impact on net earnings, other than as a result of the inability to continue to amortize the balance of net deferred realized unamortized gains on assets supporting shareholders' capital and surplus that will exist at the time of transition to the new accounting rules. For the year ended December 31, 2006, the amortization of net realized and unrealized gains was $619 million in total. For investments backing actuarial liabilities, the loss of amortization in connection with these assets is expected to be largely offset by corresponding changes in the actuarial liabilities which will also flow through net earnings. Included in this amount is $92 million of amortization in connection with bonds, shares and mortgages associated with shareholders' capital and surplus that will not be offset by changes to actuarial liabilities.

Transitional adjustments arising due to remeasuring financial assets classified as available for sale and hedging instruments designated as cash flow hedges will be recognized in the opening balance of Accumulated other comprehensive income. Transitional adjustments arising due to remeasuring financial assets classified as held for trading will be recognized in the opening balance of retained earnings.

Note 2. Acquisitions

[a] On April 24, 2006, Crown Life Insurance Company (Crown Life) served notice, pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life, commencing a process under which Canada Life may be required to acquire the common shares of Crown Life. This transaction is expected to close in the second quarter of 2007 and is not expected to have a material impact on the financial position of the Corporation.

[b] During the second quarter of 2006, Canada Life, through its wholly owned United Kingdom subsidiary, Canada Life Limited, reached an agreement to acquire the non-participating payout annuity business of The Equitable Life Assurance Society in the United Kingdom. Under the terms of the agreement, Canada Life Limited assumed this business on an indemnity reinsurance basis with an effective date of January 1, 2006. The transfer closed on February 9, 2007. The transaction resulted in an increase in funds held by ceding insurers and a corresponding increase in policyholder liabilities of $10.2 billion (£4.5 billion) on the Consolidated Balance Sheet at December 31, 2006.

[c] On September 22, 2006, Mackenzie Financial Corporation acquired the assets of Cundill Investment Research Ltd. and related entities (Cundill Group) for cash consideration, including transaction and other related costs. There is contingent consideration due if certain future revenue and assets under management targets are achieved and an amount has been placed in escrow. The total contingent consideration is not determinable at the present time. If additional consideration becomes payable, it will be recognized as an additional cost of the purchase.

The acquisition has been accounted for by the purchase method and the results of the Cundill Group's operations have been included in the Consolidated Financial Statements from the date of acquisition.

The purchase price has been allocated to intangible assets on a preliminary basis and will be completed as soon as Mackenzie Financial Corporation has gathered all the significant information considered necessary in order to finalize this allocation.

[d] On October 2, 2006, GWL&A acquired several parts of the full service-bundled, small and mid-sized 401(k) as well as some defined benefit plan business from Metropolitan Life Insurance Company and its affiliates (MetLife). The acquisition includes the associated dedicated distribution group, including wholesalers, relationship managers and sales associates. Under the terms of the agreement, GWL&A assumed the general account business on a co-insurance basis and the segregated account business totalling $1.7 billion (US$1.5 billion) of policyholder liabilities on a modified co-insurance basis with an effective date of October 2, 2006. Arrangements are being made to transfer the policies to GWL&A and the transfer is expected to take place over a three-year period.

Under the modified co-insurance agreement, MetLife retains the approximately $2.6 billion (US$2.3 billion) of segregated account assets and liabilities but cedes to GWL&A all of the net profits and losses and related net cash flows. In addition, GWL&A acquired approximately $3.9 billion (US$3.4 billion) of participant account values for which it will provide administrative services and record-keeping functions and receive fee income.

[e] On October 26, 2006, Gesca Ltée acquired an additional interest of 30% in Workopolis for a cash consideration of $86 million, increasing its ownership to 50%. This acquisition, accounted for using the purchase method of accounting, has been reflected in the Consolidated Financial Statements since the date of acquisition. The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition.

	$
Fair value of assets acquired	
Current assets	2
Intangible assets	63
Goodwill	44
Other long-term assets	1
	110
Less fair value of liabilities assumed	
Current liabilities	(3)
Future income taxes	(21)
Total purchase consideration	86

[f] On November 30, 2006, Lifeco acquired all outstanding common shares of Indiana Healthcare Network, Inc.

[g] On December 29, 2006, GWL&A acquired the full service-bundled, defined contribution business from U.S. Bank. The acquired business primarily relates to the administration of 401(k) plans, which represent more than $10.5 billion (US$9.0 billion) in retirement plan assets. The acquisition includes the retention of relationship managers and sales and client service specialists.

[h] During 2005, Canada Life, through its wholly owned United Kingdom subsidiary, Canada Life Limited, acquired the assets and liabilities associated with the in-force annuity in payment business of Phoenix and London Assurance Limited, part of the Resolution Life Group which is based in the United Kingdom. The transaction resulted in an increase in invested assets and a corresponding increase in policyholder liabilities of $4.4 billion on the Consolidated Balance Sheet.

Note 3. Restructuring costs

The plan to restructure and integrate the operations of CLFC with Lifeco's wholly owned subsidiaries Great-West, London Life and GWL&A was completed at the end of 2005 at a total cost of $446 million. Restructuring costs related to the acquisition of CLFC incurred for the year ended December 31, 2005 were $101 million. Of this amount, $22 million before tax ($17 million after tax) was charged to earnings and $79 million was charged against the amount accrued as part of the purchase equation of CLFC. These restructuring costs were related to the elimination of duplicate systems, exiting and consolidating operations and compensation costs.

Note 4. Investments

a) Carrying values and estimated market values of investments are as follows:

	2006		2005	
	CARRYING VALUE	ESTIMATED MARKET VALUE	CARRYING VALUE	ESTIMATED MARKET VALUE
Shares	**5,598**	**6,580**	4,867	5,422
Bonds	**65,246**	**66,698**	59,298	61,918
Mortgages and other loans	**15,823**	**16,259**	15,118	15,790
Loans to policyholders	**6,776**	**6,776**	6,646	6,646
Real estate	**2,218**	**2,679**	1,844	2,129
	95,661	**98,992**	87,773	91,905

b) The significant terms and conditions and interest rate ranges of applicable fixed-term investments gross of provisions are as follows:

	CARRYING VALUE				
	TERM TO MATURITY				
	1 YEAR OR LESS	1-5 YEARS	OVER 5 YEARS	TOTAL	EFFECTIVE INTEREST RATE RANGES
2006					**%**
Bonds	**7,113**	**16,966**	**41,210**	**65,289**	**2.1 - 17.1**
Mortgages and other loans	**1,480**	**5,169**	**9,213**	**15,862**	**3.6 - 13.1**
	8,593	**22,135**	**50,423**	**81,151**	
2005					%
Bonds	5,270	16,942	37,174	59,386	1.0 - 16.8
Mortgages and other loans	639	5,511	9,007	15,157	3.0 - 13.5
	5,909	22,453	46,181	74,543	

c) Included in investments are the following:

[i] Non-performing loans

	2006	2005
Bonds	**79**	137
Mortgages and other loans	**28**	17
Foreclosed real estate	**-**	11
	107	165

Non-performing loans include non-accrual loans and foreclosed real estate held for sale. Bond and mortgage investments are reviewed on a loan-by-loan basis to determine non-performing status. Loans are classified as non-accrual when:

[1] payments are 90 days or more in arrears, except in those cases where, in the opinion of management, there is justification to continue to accrue interest; or

[2] the Corporation no longer has reasonable assurance of timely collection of the full amount of the principal and interest due; or

[3] modified/restructured loans are not performing in accordance with the contract.

Where appropriate, provisions are established or write-offs made to adjust the carrying value to the net realizable amount. Wherever possible, the fair value of collateral underlying the loans or observable market price is used to establish net realizable value.

Note 4. Investments [continued]

[ii] Changes in the allowance for credit losses are as follows:

The Corporation maintains an allowance for credit losses which is considered adequate by management to absorb all credit-related losses in its portfolio.

	2006	2005
Balance, beginning of year	127	208
Net provisions [recoveries] for credit losses — in year	(31)	7
Write-offs, net of recoveries	(13)	(85)
Other [including foreign exchange rate change]	(1)	(3)
Balance, end of year	82	127

For Lifeco, the allowance for credit losses is supplemented by the provision for future credit losses included in actuarial liabilities.

[iii] Also included in investments are modified/restructured loans of $12 million ($37 million in 2005) that are performing in accordance with their current terms.

d) Deferred net realized and unrealized gains

Net investment income includes amortization of deferred net realized and unrealized gains as follows:

	2006	2005
Bonds	247	253
Mortgage and other loans	47	53
Shares	261	232
Real estate	64	46
	619	584

The balance of deferred net realized gains (included in Other liabilities) is comprised of the following:

	2006	2005
Bonds	1,966	1,834
Mortgage and other loans	171	151
Shares	491	440
Real estate	193	173
	2,821	2,598

Note 5. Securitizations

During the year, IGM transferred $1,311 million ($252 million in 2005) of residential mortgages into commercial paper conduits and recorded $5 million ($4 million in 2005) in gains, net of transaction costs, in Net investment income.

IGM's retained interest in the securitized loans includes cash reserve accounts and rights to future excess spread. This retained interest is subordinated to the interests of the related commercial paper conduits (CP conduits) and mortgage-backed securities (MBS) holders (the purchasers). The purchasers do not have recourse to IGM's other assets for any failure of the borrowers to pay when due.

The key economic assumptions used to value the retained interests at the date of securitization issuances for commercial paper conduit transactions completed during 2006 and 2005 were as follows:

	2006	2005
Weighted-average		
Remaining service life [in years]	3.9	3.7
Interest rate	5.17%	4.98%
Coupon rate of securities issued	4.66%	4.00%
Prepayment rate	15.00%	15.00%
Discount rate	4.99%	4.55%
Servicing fees	0.25%	0.25%
Expected credit losses	0.01%	0.05%

At December 31, 2006, the fair value of the total retained interests was $43 million ($16 million in 2005). The sensitivity to immediate 10% or 20% adverse changes to key assumptions was considered to be immaterial.

Note 5. Securitizations [continued]

The total loans reported by IGM, the securitized loans serviced by IGM, as well as cash flows related to securitization arrangements are as follows:

	2006	2005
Mortages	**1,761**	826
Personal loans	**275**	246
	2,036	1,072
Less: securitized loans serviced	**1,547**	559
Total on-balance sheet loans	**489**	513
Proceeds from new securitizations	**1,302**	251
Cash flows received on retained interests	**7**	11

Note 6. Investment in affiliates, at equity

	2006	2005
Carrying value, beginning of year	**1,554**	1,698
Investment	**13**	11
Share of operating earnings	**110**	110
Share of non-operating earnings of Pargesa	**341**	11
Foreign currency translation adjustments	**214**	(231)
Dividends	**(48)**	(50)
Other, net	**(2)**	5
Carrying value, end of year	**2,182**	1,554
Share of equity, end of year	**2,135**	1,506

Composed principally of Power Financial's interest in Parjointco N.V., 50% held by Power Financial. At December 31, 2006, Parjointco N.V. held a voting interest of 62.9% (2005 — 61.4%) and an equity interest of 54.1% (2005 — 54.1%) in Pargesa Holding S.A.

Note 7. Goodwill and intangible assets

a) Goodwill

The carrying value of goodwill and changes in the carrying value of goodwill are as follows:

	2006	2005
Balance, beginning of year	**8,260**	8,242
Acquisition	**171**	1
Changes in foreign exchange rates	**2**	(1)
Other, including effect of repurchase of common shares by subsidiaries	**21**	18
Balance, end of year	**8,454**	8,260

The goodwill arising from acquisitions in Lifeco's United States segment (Note 2) may be adjusted as part of the finalization of the allocation of the purchase prices to the assets acquired and liabilities assumed.

Note 7. Goodwill and intangible assets [continued]

b) Intangible assets

The carrying value of intangible assets and changes in the carrying value of intangible assets are as follows:

2006	COST	ACCUMULATED AMORTIZATION	CHANGE IN FOREIGN EXCHANGE RATES	CARRYING VALUE, END OF YEAR
Indefinite life intangible assets				
Brands and trademarks	410	–	–	410
Customer contract-related	354	–	–	354
Shareholder portion of acquired future participating accounts profits	354	–	–	354
Trade names	309	–	–	309
Mutual fund management contracts	609	–	–	609
	2,036	–	–	2,036
Finite life intangible assets[i]				
Customer contract-related	388	(49)	1	340
Distribution channels	130	(12)	(1)	117
Distribution contracts	27	(4)	–	23
Other	96	(7)	–	89
	641	(72)	–	569
	2,677	(72)	–	2,605
Assets acquired net of accumulated amortization[ii]				140
Total				2,745

2005	COST	ACCUMULATED AMORTIZATION	CHANGE IN FOREIGN EXCHANGE RATES	CARRYING VALUE, END OF YEAR
Indefinite life intangible assets				
Brands and trademarks	410	–	(16)	394
Customer contract-related	354	–	–	354
Shareholder portion of acquired future participating accounts profits	354	–	–	354
Trade names	268	–	–	268
Mutual fund management contracts	609	–	–	609
	1,995	–	(16)	1,979
Finite life intangible assets				
Customer contract-related	285	(35)	(2)	248
Distribution channels	127	(8)	(12)	107
Distribution contracts	25	(2)	–	23
Other	72	(6)	–	66
	509	(51)	(14)	444
Total	2,504	(51)	(30)	2,423

[i] During 2006, in connection with the acquisitions in Lifeco's United States segment (Note 2), Lifeco acquired approximately $100 million of customer contract-related finite life intangible assets and $4 million in distribution-related finite life intangible assets. The value assigned to these intangible assets may be adjusted as part of the finalization of the allocation of the purchase prices to the assets acquired and liabilities assumed.

[ii] During the fourth quarter of 2006, Mackenzie Financial Corporation, a subsidiary of IGM, performed a preliminary evaluation of the fair value of the assets acquired in relation to the purchase of the assets of Cundill Investment Research Ltd. and related entities. The purchase price has been allocated to indefinite life and finite life intangible assets on a preliminary basis and will be completed as soon as Mackenzie Financial Corporation has gathered all the significant information considered necessary in order to finalize this allocation (refer to Note 2 [c]).

Note 8. Income taxes

The Corporation's effective income tax rate is derived as follows:

	2006	2005
	%	%
Combined basic Canadian federal and provincial tax rates	**34.8**	35.5
Increase [decrease] in the income tax rate resulting from:		
Non-taxable investment income	**(3.2)**	(4.2)
Lower effective tax rates on income not subject to tax in Canada	**(3.2)**	(3.6)
Earnings of affiliated companies	**(3.8)**	(0.8)
Miscellaneous	**(1.7)**	(0.5)
Effective income tax rate	**22.9**	26.4

	2006	2005
Components of income tax expense are:		
Current income taxes	**891**	753
Future income taxes	**49**	149
	940	902

Future income taxes consist of the following taxable temporary differences on:

	2006	2005
Policy liabilities	**176**	319
Loss carry forwards	**377**	405
Investments	**(339)**	(401)
Deferred selling commissions	**(334)**	(334)
Intangible assets	**(466)**	(486)
Other	**83**	108
Future income taxes	**(503)**	(389)
Classified in the consolidated balance sheet as:		
Future income tax assets	**406**	476
Future income tax liabilities	**(909)**	(865)
	(503)	(389)

As at December 31, 2006, the Corporation and its subsidiaries have non-capital losses of $366 million ($281 million in 2005) available to reduce future taxable income for which the benefits have not been recognized. If not utilized, these losses will expire at various dates to 2026. In addition, the Corporation and its subsidiaries have capital loss carry forwards that can be used indefinitely to offset future capital gains of approximately $66 million ($67 million in 2005).

Note 9. Other assets

	2006	2005
Dividends, interest and other receivables	**2,061**	1,828
Premiums in course of collection	**566**	623
Deferred selling commissions	**974**	928
Fixed assets, net of accumulated amortization	**514**	483
Accrued benefit asset [Note 20]	**281**	259
Other	**687**	504
	5,083	4,625

Note 10. Actuarial liabilities

a) Composition of actuarial liabilities and related supporting assets

[i] The composition of actuarial liabilities is as follows:

	PARTICIPATING		NON-PARTICIPATING		TOTAL	
	2006	2005	2006	2005	2006	2005
Canada	17,573	16,622	17,248	15,946	34,821	32,568
United States	8,107	7,822	14,492	12,839	22,599	20,661
Europe	1,853	1,677	30,090	16,357	31,943	18,034
Total	27,533	26,121	61,830	45,142	89,363	71,263

[ii] The composition of the assets supporting liabilities and surplus is as follows:

2006	BONDS	MORTGAGE LOANS	SHARES	REAL ESTATE	OTHER	TOTAL
Carrying value						
Participating	12,928	5,019	2,313	112	7,161	27,533
Non-participating	38,162	7,607	917	1,171	13,973	61,830
Other	9,599	2,555	747	287	6,798	19,986
Capital and surplus	4,557	153	789	646	4,969	11,114
Total carrying value	65,246	15,334	4,766	2,216	32,901	120,463
Fair value	66,698	15,770	5,566	2,677	32,901	123,612

2005	BONDS	MORTGAGE LOANS	SHARES	REAL ESTATE	OTHER	TOTAL
Carrying value						
Participating	12,164	4,707	1,845	110	7,295	26,121
Non-participating	32,406	6,829	767	677	4,463	45,142
Other	11,992	2,987	693	452	5,285	21,409
Capital and surplus	2,736	82	723	603	5,345	9,489
Total carrying value	59,298	14,605	4,028	1,842	22,388	102,161
Fair value	61,918	15,277	4,639	2,127	22,388	106,349

Cash flows of assets supporting actuarial liabilities are matched within reasonable limits. Changes in the fair values of these assets are essentially offset by changes in the fair value of actuarial liabilities.

Changes in the fair values of assets backing capital and surplus, less related income taxes, would result in a corresponding change in surplus over time in accordance with investment accounting policies.

b) Changes in actuarial liabilities

The change in actuarial liabilities during the year was the result of the following business activities and changes in actuarial estimates:

	2006	2005
Balance, beginning of year	71,263	65,822
Impact of new business	2,936	3,190
Normal change in force	(1,283)	(156)
Impact of assumption changes	(38)	69
Business movement from/to affiliates	–	(38)
Business movement from/to external parties	13,580	4,803
Impact of foreign exchange rate changes	2,905	(2,427)
Balance, end of year	89,363	71,263

Note 10. Actuarial liabilities [continued]

In 2006, the acquisition of a large block of annuity business in the United Kingdom, and the acquisition of two blocks of largely 401(k) business in the United States were the major contributors to the growth in actuarial liabilities.

Non-participating actuarial liabilities decreased by $117 million in 2006 due to assumption changes. This decrease was primarily due to improvements in mortality ($72 million decrease), improvements in morbidity ($63 million decrease), and improvement in expenses ($62 million decrease) partially offset by strengthened provisions for asset liability matching (increase of $88 million) and an increase required in the adverse development reserve provisions in London Reinsurance Group Inc. (LRG) (increase of $21 million).

Participating actuarial liabilities increased by $79 million in 2006 due to assumption changes. This increase was primarily due to an increase in the provision for future policyholder dividends ($184 million) partially offset by improved investment assumptions ($60 million decrease), improved life mortality ($18 million decrease) and improved expenses ($18 million decrease).

In 2005, the acquisition of a large block of annuity business in the United Kingdom was the major contributor to the growth in actuarial liabilities.

Non-participating actuarial liabilities increased by $19 million in 2005 due to assumption changes. This increase was primarily due to strengthened mortality assumptions ($151 million increase) and increased litigation reserves ($33 million), partially offset by improvements in asset liability matching ($103 million decrease) and improvements in modelling ($67 million decrease).

Participating actuarial liabilities increased by $50 million in 2005 due to assumption changes. This increase was primarily due to lower investment returns ($135 million increase) and a reclassification between provisions for dividends and actuarial liabilities for Canada Life ($62 million increase) partially offset by improved mortality ($61 million decrease) and reduced expenses ($61 million decrease).

c) Actuarial assumptions

In the computation of actuarial liabilities, valuation assumptions have been made regarding rates of mortality/morbidity, investment returns, levels of operating expenses and rates of policy termination. The valuation assumptions use best estimates of future experience together with a margin for misestimation and experience deterioration. These margins have been set in accordance with guidelines established by the Canadian Institute of Actuaries and are necessary to provide reasonable assurance that actuarial liabilities cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.

The methods for arriving at these valuation assumptions are outlined below:

MORTALITY › A life insurance mortality study is carried out annually for each major block of insurance business. The results of each study are used to update Lifeco's experience valuation mortality tables for that business. When there is insufficient data, use is made of the latest industry experience to derive an appropriate valuation mortality assumption. Although mortality improvements have been observed for many years, for life insurance valuation the mortality provisions (including margin) do not allow for future improvements. A 1% increase in the best estimate assumption would increase non-participating actuarial liabilities by approximately $74 million.

Annuitant mortality is also studied regularly and the results used to modify established industry experience annuitant mortality tables. Mortality improvement has been projected to occur throughout future years for annuitants. A 1% decrease in the best estimates assumption would increase non-participating actuarial liabilities by approximately $89 million.

MORBIDITY › Lifeco uses industry-developed experience tables modified to reflect emerging company experience. Both claim incidence and termination are monitored regularly and emerging experience is factored into the current valuation. For products for which morbidity is a significant assumption, a 1% adverse change in the best estimate assumptions would increase non-participating actuarial liabilities by approximately $44 million.

PROPERTY AND CASUALTY REINSURANCE › Actuarial liabilities for property and casualty reinsurance written by LRG, a subsidiary of London Life, are determined using accepted actuarial practices for life insurers in Canada. Reflecting the long-term nature of the business, reserves have been established using cash flow valuation techniques including discounting. The reserves are based on cession statements provided by ceding companies. In certain instances, LRG management adjusts cession statement amounts to reflect management's interpretation of the treaty. Differences will be resolved via audits and other loss mitigation activities. In addition, reserves also include an amount for incurred but not reported losses (IBNR) which may differ significantly from the ultimate loss development. The estimates and underlying methodology are continually reviewed and updated and adjustments to estimates are reflected in income. LRG analyses the emergence of claims experience against expected assumptions for each reinsurance contract separately and at the portfolio level. If necessary, a more in-depth analysis is undertaken of the cedant experience.

INVESTMENT RETURNS › The assets which correspond to the different liability categories are segmented. For each segment, projected cash flows from the current assets and liabilities are used in Canadian Asset Liability Method (CALM) to determine actuarial liabilities. Cash flows from assets are reduced to provide for asset default losses. Testing under several interest rate scenarios (including increasing and decreasing rates) is done to provide for reinvestment risk.

Note 10. Actuarial liabilities [continued]

One way of measuring the interest rate risk associated with this assumption is to determine the effect on the present value of the projected net asset and liability cash flows of the non-participating business of Lifeco of an immediate 1% increase or an immediate 1% decrease in the level of interest rates. These interest rate changes will impact the projected cash flows. The effect of an immediate 1% increase in interest rates would be to increase the present value of these projected cash flows by approximately $74 million and the effect of an immediate 1% decrease in interest rates would be to decrease the present value of these net projected cash flows by approximately $295 million. The level of actuarial liabilities established under CALM provides for interest rate movements significantly greater than the 1% shifts shown above.

A 10% increase in equity markets would be expected to decrease non-participating actuarial liabilities by approximately $5 million, primarily as a result of equities backing long-tail liabilities. A 10% decrease in equity markets would be expected to increase non-participating actuarial liabilities by approximately $5 million, primarily as a result of equities backing long-tail liabilities.

EXPENSES > Unit expense studies are updated regularly to determine an appropriate estimate of future expenses for the liability type being valued. Expense improvements are not projected. An inflation assumption is incorporated in the estimate of future expenses consistent with the interest rate scenarios projected under CALM. For Lifeco as a whole, a 10% increase in the best estimate maintenance unit expense assumption would increase the non-participating actuarial liabilities by approximately $135 million.

POLICY TERMINATION > Studies to determine rates of policy termination are updated regularly to form the basis of this estimate. Industry data is also available and is useful where Lifeco has no experience with specific types of policies or its exposure is limited. A 10% adverse change in the best estimate policy termination assumption would increase non-participating actuarial liabilities by approximately $281 million.

POLICYHOLDER DIVIDENDS > Future policyholder dividends are included in the determination of actuarial liabilities for participating policies, with the assumption that policyholder dividends will change in the future to reflect the experience of the respective participating accounts, consistent with the participating policyholder dividend policies. It is Lifeco's expectation that associated with changes in the best estimate assumptions for participating business would be corresponding changes in policyholder dividend scales, resulting in an immaterial net change in actuarial liabilities for participating business.

d) Risk management

[i] Interest rate risk

Interest rate risk is managed by effectively matching portfolio investments with liability characteristics. Hedging instruments are employed where necessary when there is a lack of suitable permanent investments to minimize loss exposure to interest rate changes.

[ii] Credit risk

Credit risk is managed through an emphasis on quality in the investment portfolio and by maintenance of issuer, industry and geographic diversification standards.

Projected investment returns are reduced to provide for future credit losses on assets. The net effective yield rate reduction averaged 0.15% (0.18% in 2005). The calculation for future credit losses on assets is based on the credit quality of the underlying asset portfolio.

The following outlines the future asset credit losses provided for in actuarial liabilities. These amounts are in addition to the allowance for asset losses included with assets:

	2006	2005
Participating policyholders	**441**	570
Non-participating policyholders	**859**	608
	1,300	1,178

[iii] Reinsurance risk

Maximum benefit amount limits per insured life (which vary by line of business) are established for life and health insurance, and reinsurance is purchased for amounts in excess of those limits.

Reinsurance contracts do not relieve Lifeco from its obligations to policyholders. Failure of reinsurers to honour their obligations could result in losses to Lifeco. Lifeco evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

As a result of reinsurance, actuarial liabilities have been reduced by the following amounts:

	2006	2005
Participating policyholders	**69**	109
Non-participating policyholders	**4,114**	6,537
	4,183	6,646

Note 10. Actuarial liabilities [continued]

Certain of the reinsurance contracts are on a funds withheld basis where Lifeco retains the assets supporting the reinsured actuarial liabilities, thus minimizing the exposure to significant losses from reinsurer insolvency on those contracts.

[iv] Foreign exchange risk

If the assets backing actuarial liabilities are not matched by currency, changes in foreign exchange rates can expose Lifeco to the risk of foreign exchange losses not offset by liability decreases.

Foreign exchange risk is managed whenever possible by matching assets with related liabilities by currency and through the use of derivative instruments such as forward contracts and cross-currency swaps. These financial instruments allow Lifeco to modify an asset position to more closely match actual or committed liability currency.

[v] Liquidity risk

Liquidity risk is the risk that Lifeco will have difficulty raising funds to meet commitments. The liquidity needs of Lifeco are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between policyholder requirements and the yield of assets. Approximately 60% of policy liabilities are non-cashable prior to maturity or subject to market value adjustments.

Note 11. Debentures and other borrowings

	2006	2005
Power Financial Corporation		
7.65% debentures, repaid January 5, 2006	-	150
6.90% debentures, due March 11, 2033	250	250
IGM Financial Inc.		
6.75% debentures 2001 Series, due May 9, 2011	450	450
6.58% debentures 2003 Series, due March 7, 2018	150	150
6.65% debentures 1997 Series, due December 13, 2027	125	125
7.45% debentures 2001 Series, due May 9, 2031	150	150
7.00% debentures 2002 Series, due December 31, 2032	175	175
7.11% debentures 2003 Series, due March 7, 2033	150	150
Great-West Lifeco Inc.		
Subordinated debentures due September 19, 2011, bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured, repaid September 19, 2006	-	256
Subordinated debentures due December 11, 2013, bearing a fixed rate of 5.80% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	204	206
6.75% debentures due August 10, 2015, unsecured	200	200
6.14% debentures due March 21, 2018, unsecured	200	200
6.40% subordinated debentures due December 11, 2028	101	101
6.74% debentures due November 24, 2031, unsecured	200	200
6.67% debentures due March 21, 2033, unsecured	400	400
6.625% deferrable debentures due November 15, 2034, unsecured [US$175 million]	205	205
7.153% subordinated debentures due May 16, 2046, unsecured [US$300 million]	351	-
Notes payable with interest of 8.0%	8	9
Other		
Term loan at prime plus a premium varying between 1.0% and 1.5% or Banker's Acceptance rate plus a premium varying between 2.0% and 2.5%, due May 13, 2013 [effective rate of 8.22% at December 31, 2006, 8.6% at December 31, 2005]	50	50
Bank loan at prime plus a premium varying between 0.375% to 2.5%, due May 13, 2010 [effective rate 6.08% at December 31, 2006]	33	-
	3,402	3,427

During the second quarter of 2006, Lifeco issued $351 million (US$300 million) in Fixed/Adjustable Rate Enhanced Capital Advantaged Subordinated Debentures through its wholly owned subsidiary, Great-West Life & Annuity Capital, LP II. The subordinated debentures are due May 16, 2046 and bear an annual interest rate of 7.153% until May 16, 2016. After May 16, 2016, the subordinated debentures will bear an interest rate of 2.538% plus the 3-month LIBOR rate. The subordinated debentures are redeemable at the principal amount plus any accrued and unpaid interest after May 16, 2016.

Note 11. Debentures and other borrowings *[continued]*

The principal payments on debentures and other borrowings in each of the next five years is as follows:

	2007	2008	2009	2010	2011	2012 AND THERE-AFTER
Principal payments on debentures and other borrowings	1	1	1	34	451	2,914

Note 12. Capital trust securities and debentures

	2006	2005
Capital trust debentures		
5.995% senior debentures due December 31, 2052, unsecured [GWLCT]	350	350
6.679% senior debentures due June 30, 2052, unsecured [CLCT]	300	300
7.529% senior debentures due June 30, 2052, unsecured [CLCT]	150	150
	800	800
Acquisition-related fair market value adjustment	31	34
Trust securities held by the consolidated group as temporary investments	(185)	(186)
	646	648

Great-West Life Capital Trust (GWLCT), a trust established by Great-West, had issued $350 million of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West senior debentures in the amount of $350 million, and Canada Life Capital Trust (CLCT), a trust established by Canada Life, had issued $450 million of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450 million. Distributions and interest on the capital trust securities are classified as Financing charges on the Consolidated Statements of Earnings (see Note 18).

Note 13. Other liabilities

	2006	2005
Accounts payable, accrued liabilities and other	3,807	3,641
Deferred net realized gains [Note 4]	2,821	2,598
Income taxes payable	493	516
Repurchase agreements	997	1,023
Accrued benefit liability [Note 20]	701	673
Commercial paper and other loans	111	126
Dividends and interest payable	140	127
	9,070	8,704

Note 14. Non-controlling interests

	2006	2005
Non-controlling interests include		
Participating policyholders	1,884	1,741
Preferred shareholders of subsidiaries	2,653	2,156
Common shareholders of subsidiaries	7,446	6,343
	11,983	10,240
Earnings attributable to non-controlling interests include		
Earnings attributable to participating policyholders	143	94
Dividends to preferred shareholders of subsidiaries	141	107
Earnings attributable to common shareholders of subsidiaries	1,489	1,257
	1,773	1,458

Note 15. Stated capital

	2006	2005
Non-participating shares		
Cumulative Redeemable First Preferred Shares, 1986 Series[i]		
Authorized — Unlimited number of shares		
Issued — 899,878 shares	45	45
Series A First Preferred Shares[ii]		
Authorized and issued — 6,000,000 shares	150	150
Series B First Preferred Shares[iii]		
Authorized and issued — 8,000,000 shares	200	200
Series C First Preferred Shares[iv]		
Authorized and issued — 6,000,000 shares	150	150
Series D First Preferred Shares[v]		
Authorized and issued — 10,000,000 shares	250	250
	795	795
Participating shares		
Participating Preferred Shares[vi]		
Authorized — Unlimited number of shares		
Issued — 48,854,772 shares	27	27
Subordinate Voting Shares[vii] [viii]		
Authorized — Unlimited number of shares		
Issued — 402,606,144 shares [2005 — 400,264,694 shares]	415	390
	442	417

[i] Entitled to a quarterly cumulative dividend of one quarter of 70% of the prime rate of two major Canadian chartered banks. The shares are redeemable by the Corporation at $50 per share. The Corporation will make all reasonable efforts to purchase, on the open market, 20,000 shares per quarter, such number being cumulative only in the same calendar year.

[ii] The 5.60% Non-Cumulative First Preferred Shares, Series A are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.40 per share per annum. On and after June 11, 2004, the Corporation may redeem for cash the Series A First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed on or prior to June 11, 2005, $25.75 if redeemed thereafter and on or prior to June 11, 2006, $25.50 if redeemed thereafter and on or prior to June 11, 2007, $25.25 if redeemed thereafter and on or prior to June 11, 2008 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

[iii] The 5.35% Non-Cumulative First Preferred Shares, Series B are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.3375 per share per annum. On and after November 28, 2006, the Corporation may redeem for cash the Series B First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to November 28, 2007, $25.75 if redeemed thereafter and prior to November 28, 2008, $25.50 if redeemed thereafter and prior to November 28, 2009, $25.25 if redeemed thereafter and prior to November 28, 2010 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

[iv] The 5.80% Non-Cumulative First Preferred Shares, Series C are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.45 per share per annum. On and after December 6, 2007, the Corporation may redeem for cash the Series C First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to December 6, 2008, $25.75 if redeemed thereafter and prior to December 6, 2009, $25.50 if redeemed thereafter and prior to December 6, 2010, $25.25 if redeemed thereafter and prior to December 6, 2011 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

[v] In 2005, the Corporation issued 10,000,000 5.00% Non-Cumulative First Preferred Shares, Series D for cash proceeds of $250 million. The 5.00% Non-Cumulative First Preferred Shares, Series D are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.25 per share per annum. On and after October 31, 2010, the Corporation may redeem for cash the Series D First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to October 31, 2011, $25.75 if redeemed thereafter and prior to October 31, 2012, $25.50 if redeemed thereafter and prior to October 31, 2013, $25.25 if redeemed thereafter and prior to October 31, 2014 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

Note 15. Stated capital [continued]

[vi] Entitled to ten votes per share; entitled to a non-cumulative dividend of 0.9375¢ per share per annum before dividends on the subordinate voting shares and having the right to participate, share and share alike, with the holders of the subordinate voting shares in any dividends in any year after payment of a dividend of 0.9375¢ per share on the subordinate voting shares.

[vii] Entitled to one vote per share.

[viii] During the year, 2,341,450 subordinate voting shares (4,173,630 in 2005) were issued under the Corporation's Executive Stock Option Plan for a consideration of $25 million ($28 million in 2005).

Note 16. Stock-based compensation

[i] On October 1, 2000, the Corporation established a deferred share unit plan for the Directors of the Corporation to promote a greater alignment of interest between Directors and shareholders of the Corporation. Under this plan, each Director may elect to receive his or her annual retainer and attendance fees entirely in the form of deferred share units, entirely in cash, or equally in cash and deferred share units. The number of deferred share units granted is determined by dividing the amount of remuneration payable by the five-day-average closing price on the Toronto Stock Exchange of the Subordinate Voting Shares of the Corporation on the last five days of the fiscal quarter (the value of a deferred share unit). A Director who has elected to receive deferred share units will receive additional deferred share units in respect of dividends payable on Subordinate Voting Shares, based on the value of a deferred share unit at that time. A deferred share unit shall be redeemable, at the time a Director's membership on the Board is terminated or in the event of the death of a Director, by a lump sum cash payment, based on the value of a deferred share unit at that time. At December 31, 2006, the value of deferred share units outstanding was $4.8 million ($3.2 million in 2005). In addition, Directors may also participate in the Directors Share Purchase Plan.

[ii] Effective May 1, 2000, an Employee Share Purchase Program (ESPP) was implemented giving employees the opportunity to subscribe for up to 6% of their gross salary to purchase Subordinate Voting Shares of the Corporation on the open market and to have the Corporation invest, on the employee's behalf, up to an equal amount. The amount paid on behalf of employees was $0.3 million in 2006 ($0.3 million in 2005).

[iii] Compensation expense is recorded for options granted under the Corporation's and its subsidiaries' stock option plans, based on the fair value of the options at the grant date, amortized over the vesting period.

During the year ended December 31, 2006, 1,342,075 options (1,300,900 options in 2005) were granted under the Corporation's stock option plan. The fair value of these options was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2006	2005
Dividend yield	**2.3%**	1.9%
Expected volatility	**19.0%**	24.0%
Risk-free interest rate	**4.3%**	4.1%
Expected life [years]	**7**	7
Fair value per stock option [$/option]	**$7.29**	$8.64

For the year ended December 31, 2006, compensation expense relating to the stock options granted by the Corporation and its subsidiaries amounted to $33 million ($26 million in 2005).

[iv] Under the Corporation's Executive Stock Option Plan established on March 8, 1985, 16,325,860 additional shares are reserved for issuance. The plan requires that the exercise price under the option must not be less than the market value of a share on the date of the grant of the option.

Options have a term of ten years and may be exercised as follows: 50% one year after the grant date, 75% two years after the grant date and 100% three years after the grant date, except for a grant of 50,000 options in 1999 which became fully vested in 2004; a grant of 200,000 options in 2000, which became fully vested at the date of the grant; a grant of 1,162,100 options in 2004 which vest as follows: 50% in 2007 and 50% in 2008; a grant of 1,300,900 options in 2005 which vest as follows: 50% in 2008 and 50% in 2009; and a grant of 1,342,075 options in 2006 which vest as follows: 50% in 2009 and 50% in 2010.

Note 16. Stock-based compensation [continued]

A summary of the status of the Corporation's stock option plan as at December 31, 2006 and 2005, and changes during the years ended on those dates is as follows:

	2006		2005	
	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
		$		$
Outstanding at beginning of year	13,194,210	16.99	16,066,940	13.16
Granted	1,342,075	33.14	1,300,900	31.93
Exercised	(2,341,450)	10.68	(4,173,630)	6.89
Outstanding at end of year	12,194,835	19.98	13,194,210	16.99
Options exercisable at end of year	8,389,760	15.14	10,731,210	14.17

The following table summarizes information about stock options outstanding at December 31, 2006:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	OPTIONS	WEIGHTED-AVERAGE REMAINING LIFE	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
		(YRS)	$		$
11.36	2,162,415	3.3	11.36	2,162,415	11.36
12.43 — 13.72	1,875,968	1.4	13.66	1,875,968	13.66
17.36 — 17.66	4,351,377	4.3	17.66	4,351,377	17.66
26.38 — 33.29	3,805,075	8.3	30.66	-	-
	12,194,835	4.9	19.98	8,389,760	15.14

Note 17. Reinsurance transaction

During the third quarter of 2006, GWL&A recaptured a reinsurance agreement on certain blocks of group annuity business. The recaptured premiums of $562 million associated with the transaction have been recorded in the Consolidated Statement of Earnings as an increase in premium income with a corresponding increase to the change in actuarial liabilities. For the Consolidated Balance Sheet, this transaction resulted in a reduction of $582 million to funds held under reinsurance contracts with a corresponding increase in policyholder liabilities.

During 2006, Great-West Life and London Life recaptured 50% of a reinsurance agreement on certain blocks of group life and long-term disability business. The recaptured premiums of $1,560 million associated with the transaction have been recorded in the Consolidated Statement of Earnings as an increase to premium income with a corresponding increase to the change in actuarial liabilities and provision for claims. For the Consolidated Balance Sheet, this transaction resulted in a reduction of $1,671 million to funds held under reinsurance contracts with a corresponding increase in policyholder liabilities.

Note 18. Financing charges

Financing charges include interest on debentures and other borrowings, distributions and interest on capital trust securities and debentures, and dividends on preferred shares classified as liabilities.

	2006	2005
Interest on debentures and other borrowings	224	223
Preferred share dividends	73	75
Interest on capital trust debentures	49	49
Distributions on capital trust securities held by the consolidated group as temporary investments	(12)	(12)
Other	10	1
	344	336

Note 19. Other income [charges], net

	2006	2005
Share of Pargesa's non-operating earnings [Note 6]	341	11
Other	(3)	4
Restructuring costs [Note 3]	-	(22)
	338	(7)

The share of Pargesa's non-operating earnings includes an amount of $356 million, which represents Power Financial Corporation's share of the gain resulting from the disposal by Groupe Bruxelles Lambert of its 25.1% equity interest in Bertelsmann AG.

Note 20. Pension plans and other post-retirement benefits

The Corporation and its subsidiaries maintain funded defined benefit pension plans for certain of its employees and advisers as well as unfunded supplementary employee retirement plans (SERP) for certain executives. The Corporation and its subsidiaries also provide post-retirement health and life insurance benefits to eligible retirees, advisers and their dependents.

a) Changes in fair value of plan assets and in the accrued benefit obligation:

	2006		2005	
	PENSION PLANS	OTHER POST-RETIREMENT BENEFITS	PENSION PLANS	OTHER POST-RETIREMENT BENEFITS
Fair value of plan assets				
Balance, beginning of year	3,703		3,408	
Employee contributions	19		18	
Employer contributions	105		53	
Benefits paid	(176)		(161)	
Actual return on plan assets	428		444	
Settlement	(18)		(18)	
Other, including foreign exchange	41		(41)	
Balance, end of year	4,102		3,703	
Accrued benefit obligation				
Balance, beginning of year	3,908	487	3,503	559
Benefits paid	(176)	(19)	(161)	(18)
Current service cost	99	9	88	18
Employee contributions	19	-	18	-
Interest cost	206	25	208	34
Actuarial [gains] losses	48	(8)	321	78
Settlement and curtailment	(16)	-	(14)	(81)
Past service cost	(159)	-	6	(103)
Other, including foreign exchange	60	-	(61)	-
Balance, end of year	3,989	494	3,908	487
Funded status				
Fund surplus [deficit][i]	113	(494)	(205)	(487)
Unamortized past service costs	(135)	(108)	29	(120)
Valuation allowance	(55)	-	(57)	-
Unamortized net actuarial losses	174	85	328	98
Accrued benefit asset [liability][ii]	97	(517)	95	(509)

[i] The aggregate accrued benefit obligations and aggregate fair value of plan assets of individual pension plans that had accrued benefit obligations in excess of the fair value of their related plan assets at December 31, 2006, amounted to $951 million ($2,640 million in 2005) and $762 million ($2,335 million in 2005), respectively. In addition, the Corporation and its subsidiaries maintain unfunded supplementary executive retirement plans. The obligation for these plans, which is included above, was $316 million at December 31, 2006 ($301 million in 2005).

Note 20. Pension plans and other post-retirement benefits [continued]

[ii] The net accrued benefit asset (liability) shown above is presented in these financial statements as follows:

	2006			2005		
	PENSION PLANS	OTHER POST-RETIREMENT BENEFITS	TOTAL	PENSION PLANS	OTHER POST-RETIREMENT BENEFITS	TOTAL
Accrued benefit asset [Note 9]	**281**	**-**	**281**	259		259
Accrued benefit liability [Note 13]	**(184)**	**(517)**	**(701)**	(164)	(509)	(673)
Accrued benefit asset [liability]	**97**	**(517)**	**(420)**	95	(509)	(414)

b) Cost recognized

	2006		2005	
	PENSION PLANS	OTHER POST-RETIREMENT BENEFITS	PENSION PLANS	OTHER POST-RETIREMENT BENEFITS
Amount arising from events in the period				
Current service cost	**99**	**9**	88	18
Interest cost	**206**	**25**	208	34
Actual return on plan assets	**(428)**	**-**	(444)	
Past service cost	**(159)**	**-**	6	(103)
Settlement and curtailment	**6**	**-**	5	(6)
Actuarial [gains] losses on accrued benefit obligation	**48**	**(8)**	321	78
	(228)	**26**	184	21
Adjustments to reflect cost recognized				
Difference between actual and expected return on assets	**191**	**-**	211	-
Difference between actuarial gains [losses] arising during the period and actuarial gains [losses] amortized	**(36)**	**13**	(314)	(74)
Difference between past service costs arising in period and past service costs amortized	**164**	**(12)**	1	100
Amortization of transitional obligation	**2**	**-**	1	-
Other	**9**	**-**	-	-
Net cost recognized for the period	**102**	**27**	83	47

For Lifeco, certain pension payments are indexed either on an ad hoc basis or a guaranteed basis. Effective 2006, the determination of the accrued benefit obligation reflects only pension benefits guaranteed under the terms of the plans resulting in the recognition of a negative past service cost.

In 2005, the terms of the post-retirement health, dental and life insurance plans at Lifeco were amended. The amendment reduced the level of post-retirement benefits to be provided to certain active employees and revised the eligibility requirements for receiving benefits for certain other active employees. This resulted in the establishment of a negative past service cost that is being amortized over the average remaining service lives of these certain active employees. In 2005, a curtailment was recognized to reflect the impact of the changes in the Canadian plan's eligibility requirements.

Subsidiaries of Lifeco have declared partial windups in respect of certain Ontario defined benefit pension plans which will not likely be completed for some time. The partial windups could involve the distribution of the amount of actuarial surplus, if any, attributable to the wound-up portion of the plans. However, many issues remain unclear, including the basis of surplus measurement and entitlement, and the method by which any surplus distribution would be implemented. In addition to the regulatory proceedings involving these partial windups, a related proposed class action proceeding has been commenced in Ontario related to one of the partial windups.

Based on information presently known, due to the significant uncertainty with regard to the issues and range of likely outcomes, subsidiaries of Lifeco have not established a provision for these matters. It is not expected that these matters will have a material adverse effect on the consolidated financial position of the Corporation.

Note 20. Pension plans and other post-retirement benefits [continued]

c) Measurement and valuation

The measurement dates, weighted by accrued benefit obligation, are November 30 for 76% of the plan assets and December 31 for 24% of the plan assets. The dates of actuarial valuations for funding purposes for the funded defined benefit pension plans (weighted by accrued benefit obligation) are:

MOST RECENT VALUATION	% OF PLANS	NEXT REQUIRED VALUATION	% OF PLANS
December 31, 2003	21	December 31, 2006	27
April 1, 2004	4	April 1, 2007	4
December 31, 2004	45	December 31, 2007	54
December 31, 2005	30	December 31, 2008	15

d) Cash payments

	ALL PENSION PLANS		OTHER POST-RETIREMENT BENEFITS	
	2006	2005	2006	2005
Benefit payments	9	9	19	18
Company contributions	104	61	–	–
	113	70	19	18

e) Asset allocation by major category weighted by plan assets

	DEFINED BENEFIT PENSION PLANS	
	2006	2005
	%	%
Equity securities	52	52
Debt securities	38	39
All other assets	10	9
	100	100

No plan assets are directly invested in the Corporation's or subsidiaries' securities. Nominal amounts may be invested in the Corporation's or subsidiaries' securities through investment in pooled funds.

f) Significant assumptions

	DEFINED BENEFIT PENSION PLANS		OTHER POST-RETIREMENT BENEFITS	
	2006	2005	2006	2005
	%	%	%	%
Weighted average assumptions used to determine benefit cost				
Discount rate	5.3	6.0	5.3	6.2
Expected long-term rate of return on plan assets	6.4	6.9		
Rate of compensation increase	4.0	4.6		
Weighted average assumptions used to determine accrued benefit obligation				
Discount rate	5.1	5.3	5.1	5.3
Rate of compensation increase	3.9	4.0		
Weighted average health care trend rates[1]				
Initial health care trend rate			7.1	7.7
Ultimate health care trend rate			4.9	4.8
Initial year			2007	2005
Year ultimate trend rate is reached			2011	2010

[1] In determining the expected cost of health care benefits, health care costs were assumed to increase at the initial trend rate, which would gradually decrease to an ultimate trend rate.

g) Impact of changes to assumed health care rates — other post-retirement benefits

	IMPACT ON END OF YEAR ACCRUED POST-RETIREMENT BENEFIT OBLIGATION		IMPACT ON POST-RETIREMENT BENEFIT SERVICE AND INTEREST COST	
	2006	2005	2006	2005
1% increase in assumed health care cost trend rate	62	60	5	10
1% decrease in assumed health care cost trend rate	(49)	(49)	(4)	(6)

Note 21. Earnings per share

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per participating share computations:

FOR THE YEARS ENDED DECEMBER 31	2006	2005
Net earnings	1,393	1,053
Dividends on non-participating shares	(42)	(32)
Net earnings available to participating shareholders	1,351	1,021
Weighted number of participating shares outstanding [millions]		
— Basic	450.6	448.0
Exercise of stock options	12.2	12.0
Shares assumed to be repurchased with proceeds from exercise of stock options	(7.5)	(6.0)
Weighted number of participating shares outstanding [millions]		
— Diluted	455.3	454.0

For 2005, 1,184,500 stock options that were antidilutive have been excluded from the computation of diluted earnings per share.

Earnings per participating share		
— Basic	3.00	2.28
— Diluted	2.97	2.25

Note 22. Fair value of financial instruments

The following table presents the fair value of the Corporation's financial instruments using the valuation methods and assumptions described below. Fair value represents the amount that would be exchanged in an arm's length transaction between willing parties and is best evidenced by a quoted market price, if one exists. Fair values are management's estimates and are generally calculated using market conditions at a specific point in time and may not reflect future fair values. The calculations are subjective in nature, involve uncertainties and matters of significant judgment.

	2006		2005	
	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Assets				
Cash and cash equivalents	5,785	5,785	5,332	5,332
Investments [excluding real estate]	93,443	96,313	85,929	89,776
Other financial assets	14,996	14,996	5,007	5,007
Total financial assets	114,224	117,094	96,268	100,115
Liabilities				
Deposits and certificates	778	779	693	694
Debentures and other borrowings	3,402	3,888	3,427	3,938
Other financial liabilities	7,372	7,372	9,654	9,654
Total financial liabilities	11,552	12,039	13,774	14,286

Fair value is determined using the following methods and assumptions:

› The fair value of short-term financial instruments is assumed to be equal to carrying value due to their short-term maturities. These include cash and cash equivalents, dividends and interest receivable, premiums in the course of collection, and amounts included in Other financial liabilities.

› Shares and bonds are valued at quoted market prices, when available. When a quoted market price is not readily available, alternative valuation methods may be used. Mortgage loans are determined by discounting the expected future cash flows at market interest rates for loans with similar credit risk.

› Deposits and certificates are determined by discounting the contractual cash flows using market interest rates currently offered for deposits with similar terms and credit risks.

› Debentures and other borrowings are determined by reference to current market prices for debt with similar terms and risks.

Note 23. Derivative financial instruments

The Corporation and its subsidiaries, in the normal course of managing exposure to fluctuations in interest rates and foreign exchange rates, and to market risks, are end users of various derivative financial instruments whose notional amount is not recorded on the Consolidated Balance Sheets. Contracts are either exchange traded or over-the-counter traded with counterparties that are highly rated financial institutions.

The following table summarizes the portfolio of derivative financial instruments of the Corporation and its subsidiaries at December 31:

	NOTIONAL AMOUNT					
	1 YEAR OR LESS	1-5 YEARS	OVER 5 YEARS	TOTAL	MAXIMUM CREDIT RISK	TOTAL ESTIMATED FAIR VALUE
2006						
Swaps						
Futures — long	146	–	–	146	–	–
Futures — short	62	–	–	62	–	–
Swaps	1,169	2,002	811	3,982	119	99
Options purchased	–	–	624	624	62	62
	1,377	2,002	1,435	4,814	181	161
Foreign exchange contracts						
Forward contracts	1,076	–	–	1,076	3	(49)
Cross-currency swaps	290	902	3,154	4,346	437	347
	1,366	902	3,154	5,422	440	298
Other derivative contracts						
Equity contracts	161	–	16	177	12	(5)
Credit default swaps	–	88	–	88	–	–
Options purchased	23	–	–	23	–	–
Options written	31	–	–	31	–	(43)
	215	88	16	319	12	(48)
	2,958	2,992	4,605	10,555	633	411
2005						
Swaps						
Futures — long	30	–	–	30	–	–
Futures — short	308	–	–	308	–	–
Swaps	929	731	636	2,296	117	98
Options written	26	–	–	26	–	–
Options purchased	–	–	547	547	72	72
	1,293	731	1,183	3,207	189	170
Foreign exchange contracts						
Forward contracts	1,062	–	–	1,062	16	11
Cross-currency swaps	143	1,062	2,622	3,827	534	496
	1,205	1,062	2,622	4,889	550	507
Other derivative contracts						
Equity contracts	321	–	–	321	7	3
Credit default swaps	–	88	–	88	1	1
Options purchased	–	23	–	23	–	–
Options written	–	31	–	31	–	(29)
Forward sales	6	–	–	6	1	1
	327	142	–	469	9	(24)
	2,825	1,935	3,805	8,565	748	653

The amount subject to credit risk is limited to the current fair value of the instruments which are in a gain position. The credit risk is presented without giving effect to any netting agreements or collateral arrangements and does not reflect actual or expected losses. The total estimated fair value represents the total amount that the Corporation would receive (or pay) to terminate all agreements at year-end. However, this would not result in a gain or loss to the Corporation as the derivative instruments which correlate to certain assets and liabilities provide offsetting gains or losses.

Note 23. Derivative financial instruments [continued]

[i] Swaps

Interest rate swaps and options are used as part of a portfolio of assets to manage interest rate risk associated with actuarial liabilities and mortgage banking operations and asset liability management. Interest rate swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which payments are based. Interest income is adjusted to reflect the interest receivable and interest payable under the interest rate swaps. For Lifeco, realized gains and losses associated with these derivatives are deferred and amortized to net investment income. For IGM, charges in fair value are recorded in Net investment income in the Consolidatement Statement of Earnings.

Written call options are used with interest rate swaps to effectively convert convertible, fixed rate bonds to non-convertible variable rate securities as part of the Corporation's overall assets/liability matching program. The written call option hedges the Corporation's exposure to the convertibility feature on the bonds. Any premiums received are recognized in Net investment income over the life of the options. Gains and losses realized upon exercise of the options are amortized into income over the remaining term of the underlying security.

Put options are purchased to protect against significant decreases in equity markets. Premiums paid are amortized to Net investment income over the life of the options. Gains and losses realized upon exercise of the options are recognized in Net investment income.

IGM also enters into total return swaps to manage its exposure to fluctuations in the total return of its common shares related to deferred compensation arrangements. These swap agreements require the periodic exchange of net contractual payments without the exchange of the notional principal amounts on which the payments are based. These instruments are not designated as hedges and are carried at fair value on the Consolidated Balance Sheets. Changes in fair value are recorded in operating expenses in the Consolidated Statements of Earnings.

[ii] Foreign exchange contracts

Cross-currency swaps are used in combination with other investments to manage foreign currency risk associated with actuarial liabilities. Under these swaps principal amounts and fixed and floating interest payments may be exchanged in different currencies. The carrying value on the balance sheet is adjusted to reflect the amount of the currency swapped and interest income is adjusted to reflect the interest receivable and interest payable under the swaps. The Corporation also enters into certain foreign exchange forward contracts to hedge certain product liabilities and to hedge a portion of the translation of its foreign revenues as well as a portion of both operating results and net investment in its foreign operations. The realized and unrealized gains and losses on contracts for product liabilities are included in Net investment income offsetting the respective realized and unrealized gains and losses on the underlying product liabilities and a corresponding market value adjustment in the amounts paid or credited to policyholders. The realized gains and losses on contracts related to revenues are recognized in Net investment income and in 2006, gains net of tax, were nil ($67 million in 2005). The gains and losses on contracts related to net investment in foreign operations are included in Foreign currency translation adjustments in the shareholders' equity section of the Consolidated Balance Sheets. Hedge effectiveness is reviewed quarterly through critical terms matching and correlation testing.

[iii] Other derivative contracts

Equity index swaps and futures are used to hedge certain product liabilities and are marked to market with realized and unrealized gains and losses included in Net investment income offsetting the respective realized and unrealized gains and losses on the underlying product liabilities and a corresponding market value adjustment in the amounts paid or credited to policyholders. Equity index swaps are also used as substitutes for cash instruments and are marked to market with realized and unrealized gains and losses included in Net investment income.

In addition, equity index swaps are used to hedge the market risk associated with certain fee income. Realized gains and losses are recognized in fee income. Hedge effectiveness is reviewed quarterly through correlation testing.

Lifeco uses credit derivatives to manage its credit exposures and for risk diversification in its investment portfolio. Unrealized gains and losses are deferred on the balance sheet and are recognized in Net investment income in the period in which the gain or loss on the underlying investment is recognized.

IGM manages its exposure to market risk on its securities by either entering into forward sale contracts, purchasing a put option or by simultaneously purchasing a put option and writing a call option on the same security. IGM designates these contracts as hedges of the future sale of specified securities. Any unrealized gains and losses on the forward sales and options are accounted for on the deferral basis where gains and losses, including any premiums paid or received, are recognized in Net investment income on a basis consistent with the future sale of the related securities.

Note 24. Contingent liabilities

The Corporation's subsidiaries are subject to legal actions, including arbitrations and proposed class actions, arising in the normal course of business. It is not expected that any of these legal actions will have a material adverse effect on the consolidated financial position of the Corporation.

In addition, there are three proposed class proceedings in Ontario regarding the participation of the London Life and Great-West participating policyholder accounts in the financing of the acquisition of LIG in 1997 by Great-West. It is difficult to predict their outcome with certainty. However, based on information presently known, Lifeco does not expect these proceedings to have a material adverse effect on the consolidated financial position of the Corporation.

Subsidiaries of Lifeco have declared partial windups in respect of certain Ontario defined benefit pension plans which will not likely be completed for some time. The partial windups could involve the distribution of the amount of actuarial surplus, if any, attributable to the wound-up portion of the plans. However, the terms of such windups have not been settled, including the basis of surplus measurement and entitlement, and the method by which any surplus distribution would be implemented. In addition to the regulatory proceedings involving these partial windups, a related proposed class action proceeding has been commenced in Ontario related to one of the partial windups. Based on information presently known, due to the significant uncertainty with regard to the issues, no reasonable estimate of the outcome can be made. Accordingly, Lifeco's subsidiaries have not established a provision for these matters. It is not expected that these matters will have a material adverse effect on the consolidated financial position of the Corporation.

A subsidiary of Lifeco is involved in an ongoing arbitration relating to the interpretation of certain provisions of reinsurance treaties. In addition, certain reinsurance client loss statements relating to other reinsurance treaties are in dispute and may become subject to arbitration or other legal action in the future. While there is retrocession coverage in place for these other treaties, payment of amounts due under these retrocession treaties is contingent upon collection by the retrocessionaire under a separate financial arrangement with another party. Lifeco understands that the provisions of this separate financial arrangement are also in dispute. Lifeco's subsidiary has established an actuarial provision for these two matters. Based on information presently known, it is difficult to predict the outcome of these matters with certainty. Lifeco does not expect these matters to have a material adverse effect on the consolidated financial position of the Corporation.

IGM is subject to legal actions, including class actions, arising in the normal course of its business. Three class actions related to alleged market timing trading activity in mutual funds of IGM have been commenced. Investors Group entered into settlement agreements in 2004 with a number of its securities regulators in respect of such market timing trading activity. Although it is difficult to predict the outcome of such legal actions, based on current knowledge and consultation with legal counsel, management of IGM does not expect the outcome of any of these matters, individually or in aggregate, to have a material adverse effect on the consolidated financial position of the Corporation.

Note 25. Commitments and guarantees

GUARANTEES

In the normal course of operations, the Corporation and its subsidiaries execute agreements that provide for indemnifications to third parties in transactions such as business dispositions, business acquisitions, loans and securitization transactions. The Corporation and its subsidiaries have also agreed to indemnify its directors and certain of its officers. The nature of these agreements precludes the possibility of making a reasonable estimate of the maximum potential amount the Corporation could be required to pay third parties as the agreements often do not specify a maximum amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined. Historically, the Corporation has not made any payments under such indemnification agreements. No amounts have been accrued related to these agreements.

SYNDICATED LETTERS OF CREDIT

Clients residing in the United States are required, pursuant to their insurance laws, to obtain letters of credit, issued on LRG's behalf, from approved banks in order to further secure LRG's obligations under certain reinsurance contracts.

LRG has a syndicated letter of credit facility providing US$650 million in letters of credit capacity. The facility was arranged in 2005 for a five-year term expiring November 15, 2010. Under the terms and conditions of the facility, collateralization may be required if a default under the letter of credit agreement occurs. LRG has issued US$620 million in letters of credit under the facility as at December 31, 2006 (US$611 million at December 31, 2005).

In addition, LRG has other bilateral letter of credit facilities totalling US$18 million (US$18 million in 2005).

Note 25. Commitments and guarantees [continued]

COMMITMENTS

The Corporation and its subsidiaries enter into operating leases for office space and certain equipment used in the normal course of operations. Lease payments are charged to operations over the period of use. The future minimum lease payments in aggregate and by year are as follows:

	2007	2008	2009	2010	2011	2012 AND THERE-AFTER	TOTAL
Future lease payments	137	124	105	70	45	175	656

OTHER COMMITMENTS

The Corporation has outstanding commitments of $404 million representing future capital contributions to private equity funds.

As at December 31, 2006, a wholly-owned subsidiary of the Corporation provided a loan guarantee of up to $10 million in the event of non-payment of the bank indebtedness by a joint venture. In January 2007, this loan guarantee was decreased to $5 million. The joint venture has pledged its shares in an affiliate to secure this loan.

Note 26. Segmented information

The following strategic business units constitute the Corporation's reportable operating segments:

› Lifeco offers, in Canada, the United States and in Europe, a wide range of life insurance, health insurance, retirement and investment products, as well as reinsurance and specialty general insurance products to individuals, businesses and other private and public organizations.

› IGM offers a comprehensive package of financial planning services and investment products to its client base. IGM derives its revenues from a range of sources, but primarily from management fees, which are charged to its mutual funds for investment advisory and management services. IGM also earns revenue from fees charged to its mutual funds for administrative services.

› Parjointco N.V. holds the Corporation's interest in Pargesa Holding S.A., a holding company which holds diversified interests in specialty minerals, water, waste services, energy companies, and wines and spirits based in Europe.

› The segment entitled Other is made up of corporate activities of the Corporation and also includes consolidation adjustments.

The accounting policies of the operating segments are those described in the summary of significant accounting policies. The Corporation evaluates the performance based on the operating segment's contribution to consolidated net earnings. Revenues and assets are attributed to geographic areas based on the point of origin of revenues and the location of assets. The contribution to consolidated net earnings of each segment is calculated after taking into account the investment Lifeco and IGM have in each other (adjusted, in the case of Lifeco, to reflect the equity method of accounting for its investment in IGM).

Note 26. Segmented information [continued]

INFORMATION ON PROFIT MEASURE

DECEMBER 31, 2006	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	18,724	–	–	–	18,724
Net investment income	5,910	212	–	29	6,151
Fees and media income	2,688	2,392	–	349	5,429
	27,322	2,604	–	378	30,304
Expenses					
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	20,508	–	–	–	20,508
Commissions	1,401	833	–	(50)	2,184
Operating expenses	2,507	573	–	530	3,610
Financing charges	202	88	–	54	344
	24,618	1,494	–	534	26,646
	2,704	1,110	–	(156)	3,658
Share of earnings of affiliates	–	–	126	(16)	110
Other income [charges], net	–	–	341	(3)	338
Earnings before income taxes and non-controlling interests	2,704	1,110	467	(175)	4,106
Income taxes	615	331	–	(6)	940
Non-controlling interests	1,213	491	157	(88)	1,773
Contribution to consolidated net earnings	876	288	310	(81)	1,393

INFORMATION ON ASSET MEASURE

DECEMBER 31, 2006	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Goodwill	5,876	2,466	–	112	8,454
Total assets	120,463	7,333	2,137	2,754	132,687
Assets under administration	90,146	119,364	–	–	209,510

GEOGRAPHIC INFORMATION

DECEMBER 31, 2006	CANADA	UNITED STATES	EUROPE	TOTAL
Revenues	14,829	5,924	9,551	30,304
Investment in affiliates, at equity	45	–	2,137	2,182
Goodwill and intangible assets	9,160	277	1,762	11,199
Total assets	59,956	29,337	43,394	132,687
Assets under administration	164,020	18,858	26,632	209,510

Note 26. Segmented information [continued]

INFORMATION ON PROFIT MEASURE

DECEMBER 31, 2005	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	16,058	-	-	-	16,058
Net investment income	5,389	183	-	2	5,574
Fees and media income	2,424	2,164	-	341	4,929
	23,871	2,347	-	343	26,561
Expenses					
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	17,435	-	-	-	17,435
Commissions	1,284	726	-	(54)	1,956
Operating expenses	2,454	555	-	515	3,524
Financing charges	187	90	-	59	336
	21,360	1,371	-	520	23,251
	2,511	976		(177)	3,310
Share of earnings of affiliates	-	-	121	(11)	110
Other income [charges], net	(22)	-	11	4	(7)
Earnings before income taxes and non-controlling interests	2,489	976	132	(184)	3,413
Income taxes	601	292	-	9	902
Non-controlling interests	1,074	430	44	(90)	1,458
Contribution to consolidated net earnings	814	254	88	(103)	1,053

INFORMATION ON ASSET MEASURE

DECEMBER 31, 2005	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Goodwill	5,747	2,452	-	61	8,260
Total assets	102,161	6,807	1,501	2,530	112,999
Assets under administration	75,158	100,233	-	-	175,391

GEOGRAPHIC INFORMATION

DECEMBER 31, 2005	CANADA	UNITED STATES	EUROPE	TOTAL
Revenues	12,373	5,403	8,785	26,561
Investment in affiliates, at equity	53	-	1,501	1,554
Goodwill and intangible assets	8,892	54	1,737	10,683
Total assets	58,494	27,336	27,169	112,999
Assets under administration	139,087	17,008	19,296	175,391

Note 27. Subsequent event

On February 1, 2007, Lifeco announced that it had entered into agreements with Marsh & McLennan Companies, Inc. whereby Lifeco will acquire the asset management business of Putnam Investments Trust (Putnam), and Great-West Life will acquire Putnam's 25% interest in T.H. Lee Partners for approximately $410 million (US$350 million). The parties will make an election under section 338(h)(10) of the U.S. Internal Revenue Code that will result in a tax benefit that Lifeco intends to securitize for approximately $644 million (US$550 million). In aggregate, these transactions represent a value of approximately $4.6 billion (US$3.9 billion).

Funding for the transaction will come from internal resources as well as from proceeds of an issue of Lifeco common shares of no more than $1.2 billion, the issuance of debentures and hybrids, a bank credit facility, and an acquisition tax benefit securitization. The transaction is expected to close in the second quarter of 2007, subject to regulatory approval and certain other conditions.

AUDITORS' REPORT
TO THE SHAREHOLDERS OF POWER CORPORATION OF CANADA

We have audited the consolidated balance sheets of Power Corporation of Canada as at December 31, 2006 and 2005 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
Montréal, Québec
March 21, 2007

POWER CORPORATION OF CANADA
FIVE-YEAR FINANCIAL SUMMARY

DECEMBER 31 [in millions of dollars, except per share amounts]	2006	2005	2004	2003	2002
CONSOLIDATED BALANCE SHEETS					
Cash and cash equivalents	**5,785**	5,332	4,142	4,159	3,001
Consolidated assets	**132,687**	112,999	105,940	107,199	70,136
Shareholders' equity	**8,601**	7,259	6,602	6,042	5,387
Consolidated assets and assets under administration	**342,197**	288,390	261,594	245,635	176,153
CONSOLIDATED STATEMENTS OF EARNINGS					
Revenues					
Premium income	**18,724**	16,058	14,202	7,069	11,187
Net investment income	**6,151**	5,574	5,532	4,805	3,868
Fees and media income	**5,429**	4,929	4,583	3,859	3,935
	30,304	25,561	24,317	15,733	18,990
Expenses					
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**20,508**	17,435	15,490	8,346	12,593
Commissions	**2,184**	1,956	1,880	1,376	1,199
Operating expenses	**3,610**	3,524	3,523	3,095	2,815
Financing charges	**344**	336	364	329	226
	26,646	23,251	21,257	13,146	16,833
	3,658	3,310	3,060	2,587	2,157
Share of earnings of affiliates	**110**	110	118	86	80
Other income [charges], net	**338**	(7)	(49)	725	(86)
Income taxes	**940**	902	831	835	763
Non-controlling interests	**1,773**	1,458	1,349	1,295	743
Net earnings	**1,393**	1,053	949	1,268	645
Per participating share					
Operating earnings before non-recurring items	**2.49**	2.32	2.08	1.76	1.54
Net earnings	**3.00**	2.28	2.07	2.79	1.40
Dividends	**0.76125**	0.6500	0.5531	0.4688	0.3969
Book value at year-end	**17.29**	14.39	13.61	12.41	10.88
Market price [Subordinate Voting Shares]					
High	**36.49**	33.82	31.05	24.48	22.18
Low	**28.25**	28.22	23.28	17.40	15.76
Year-end	**35.29**	31.66	31.00	24.20	18.00

QUARTERLY FINANCIAL INFORMATION

[in millions of dollars, except per share amounts]	TOTAL REVENUES	NET EARNINGS	EARNINGS PER SHARE — BASIC	EARNINGS PER SHARE — DILUTED
2006				
First quarter	**6,399**	**254**	**0.54**	**0.54**
Second quarter	**7,375**	**341**	**0.73**	**0.73**
Third quarter	**7,288**	**509**	**1.10**	**1.09**
Fourth quarter	**9,242**	**289**	**0.62**	**0.61**
2005				
First quarter	7,083	232	0.50	0.50
Second quarter	6,403	294	0.64	0.63
Third quarter	5,839	242	0.52	0.52
Fourth quarter	7,236	285	0.61	0.60

BOARD OF DIRECTORS

PIERRE BEAUDOIN
PRESIDENT AND CHIEF OPERATING OFFICER,
BOMBARDIER AEROSPACE,
A DIVISION OF BOMBARDIER INC.

LAURENT DASSAULT
MANAGING DIRECTOR, DASSAULT INVESTISSEMENTS

ANDRÉ DESMARAIS, O.C.[1][5]
PRESIDENT AND CO-CHIEF EXECUTIVE OFFICER OF
THE CORPORATION AND
DEPUTY CHAIRMAN,
POWER FINANCIAL CORPORATION

**THE HONOURABLE
PAUL DESMARAIS, P.C., C.C.**[1]
CHAIRMAN OF THE EXECUTIVE COMMITTEE OF
THE CORPORATION

PAUL DESMARAIS, JR., O.C.[1][5]
CHAIRMAN AND CO-CHIEF EXECUTIVE OFFICER OF
THE CORPORATION AND
CHAIRMAN OF THE EXECUTIVE COMMITTEE,
POWER FINANCIAL CORPORATION

PAUL FRIBOURG
CHAIRMAN AND CHIEF EXECUTIVE OFFICER,
CONTIGROUP COMPANIES, INC.

ANTHONY R. GRAHAM[1][4][5]
PRESIDENT, WITTINGTON INVESTMENTS, LIMITED

ROBERT GRATTON
CHAIRMAN,
POWER FINANCIAL CORPORATION

**THE RIGHT HONOURABLE
DONALD F. MAZANKOWSKI, P.C., O.C., A.O.E.**[1][2][3][4][5]
COMPANY DIRECTOR

JERRY E.A. NICKERSON[1][3]
CHAIRMAN OF THE BOARD,
H.B. NICKERSON & SONS LIMITED

JAMES R. NININGER, PH.D.[2][3]
COMPANY DIRECTOR

R. JEFFREY ORR
PRESIDENT AND CHIEF EXECUTIVE OFFICER,
POWER FINANCIAL CORPORATION

ROBERT PARIZEAU[2]
CHAIRMAN, AON PARIZEAU INC.

MICHEL PLESSIS-BÉLAIR, FCA
VICE-CHAIRMAN AND CHIEF FINANCIAL OFFICER
OF THE CORPORATION AND
EXECUTIVE VICE-PRESIDENT AND
CHIEF FINANCIAL OFFICER,
POWER FINANCIAL CORPORATION

JOHN A. RAE
EXECUTIVE VICE-PRESIDENT, OFFICE OF THE CHAIRMAN
OF THE EXECUTIVE COMMITTEE OF THE CORPORATION

AMAURY DE SEZE[2]
PRESIDENT OF THE SUPERVISORY BOARD,
PAI PARTNERS

EMŐKE J.E. SZATHMÁRY, C.M., PH.D.[2][4]
PRESIDENT AND VICE-CHANCELLOR,
UNIVERSITY OF MANITOBA

DIRECTORS EMERITUS

JAMES W. BURNS, O.C., O.M.

**THE HONOURABLE
P. MICHAEL PITFIELD, P.C., Q.C.**

[1] Member of the Executive Committee
[2] Member of the Audit Committee
[3] Member of the Compensation Committee
[4] Member of the Related Party and Conduct Review Committee
[5] Member of the Governance and Nominating Committee

OFFICERS

PAUL DESMARAIS, JR., O.C.
CHAIRMAN AND CO-CHIEF EXECUTIVE OFFICER

ANDRÉ DESMARAIS, O.C.
PRESIDENT AND CO-CHIEF EXECUTIVE OFFICER

MICHEL PLESSIS-BÉLAIR, FCA
VICE-CHAIRMAN AND CHIEF FINANCIAL OFFICER

LUC JOBIN, C.A.
EXECUTIVE VICE-PRESIDENT

JOHN A. RAE
EXECUTIVE VICE-PRESIDENT,
OFFICE OF THE CHAIRMAN OF THE EXECUTIVE COMMITTEE

EDWARD JOHNSON
SENIOR VICE-PRESIDENT,
GENERAL COUNSEL AND SECRETARY

ARNAUD VIAL
SENIOR VICE-PRESIDENT, FINANCE

DANIEL FRIEDBERG
VICE-PRESIDENT

PETER KRUYT
VICE-PRESIDENT

DENIS LE VASSEUR, C.A.
VICE-PRESIDENT AND CONTROLLER

STÉPHANE LEMAY
VICE-PRESIDENT AND
ASSISTANT GENERAL COUNSEL

LUC RENY, CFA
VICE-PRESIDENT

GÉRARD VEILLEUX
VICE-PRESIDENT

ISABELLE MORIN
TREASURER

JEANNINE ROBITAILLE
ASSISTANT SECRETARY

CORPORATE INFORMATION

Additional copies of this annual report as well as copies of the annual reports of Power Financial, Great-West Lifeco, Great-West Life, London Life, Canada Life Financial Corporation, Canada Life, IGM Financial and Pargesa are available from:

The Secretary
Power Corporation of Canada
751 Victoria Square
Montréal, Québec, Canada H2Y 2J3

or

The Secretary
Power Corporation of Canada
Suite 2600
Richardson Building
1 Lombard Place
Winnipeg, Manitoba, Canada R3B 0X5

WEB SITE

www.powercorporation.com

Si vous préférez recevoir ce rapport annuel en français, veuillez vous adresser au secrétaire.

Power Corporation du Canada
751, square Victoria, Montréal (Québec) Canada H2Y 2J3
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Bureau 2600, Richardson Building, 1 Lombard Place,
Winnipeg (Manitoba) Canada R3B 0X5

STOCK LISTINGS

Shares of Power Corporation of Canada are listed on the Toronto Stock Exchange, under the following listings:

Subordinate Voting Shares: POW
Participating Preferred Shares: POW.PR.E
First Preferred Shares 1986 Series: POW.PR.F
First Preferred Shares, Series A: POW.PR.A
First Preferred Shares, Series B: POW.PR.B
First Preferred Shares, Series C: POW.PR.C
First Preferred Shares, Series D: POW.PR.D

Shareholders with questions relating to the payment of dividends, change of address and share certificates should contact the Transfer Agent.

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc.
1-800-564-6253 (toll-free in Canada and the United States)
or 514-982-7555

1500 University Street, Suite 700
Montréal, Québec, Canada H3A 3S8

100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1

830-201 Portage Avenue
Winnipeg, Manitoba, Canada R3B 3K6

510 Burrard Street
Vancouver, British Columbia, Canada V6C 3B9

Imagine Caring Company Une entreprise généreuse

Power Corporation has been designated "A Caring Company" by Imagine, a national program to promote corporate and public giving, volunteering and support in the community.

END